8/12



03029236

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Corporacion Mapfre

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 18 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1987 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 8/13/03

ANNUAL REPORT 2002

CORPORACION MAPFRE

ANNUAL REPORT 2002

CORPORACION MAPFRE

Governing Bodies

Board of Directors	Executive Committee	Auditing Committee	Remuneration and Appointments Committee	Compliance Committee
Chairman				
Carlos Álvarez Jiménez	First Vice-Chairman	First Vice-Chairman	First Vice-Chairman	•
Executive Vice-Chairman				
Domingo Sugranyes Bickel	Chairman	•	Chairman	•
Second Vice-Chairman				
Francisco Ruiz Risueño	Second Vice-Chairman	Second Vice-Chairman	Second Vice-Chairman	Chairman
CEO				
Ricardo Blanco Martínez	Member	•	•	•
Members				
Juan Fernández-Layos Rubio	•	•	Member	•
Rafael Galarraga Solores	•	•	•	•
Santiago Gayarre Bermejo	Member	•	•	•
Dieter Göbel Brückner	•	•	•	•
Luis Hernando de Larramendi Martínez	•	Member	Member	Member
Sebastián Homet Duprá	•	•	•	•
Manuel Jesús Lagares Calvo	•	Chairman	•	Member
Alberto Manzano Martos	Member	•	•	•
José Manuel Martínez Martínez	•	•	•	•
Antonio Miguel-Romero de Olano	Member	Member	•	•
Filomeno Mira Candel	Member	•	•	•
Alfonso Rebuelta Badías	Member	Member	Member	Member
Felipe Rodrigo Zarzosa	•	•	•	•
Pedro Unzueta Uzcanga	•	•	•	Member
Director-Secretary				
José Manuel González Porro	Member Secretary	Member Secretary	Member Secretary	•



Letter to Shareholders

Madrid, March 2003

Dear Shareholder,

CORPORACIÓN MAPFRE has recorded for a second consecutive year a favourable set of results, the evolution of which stands out in a negative environment for insurance companies listed on European Stock Exchanges. In 2002, our operations confirmed their growth trend in both volume and results.

- Non-life insurance premiums grew 7%.
- Assets under management in life insurance, pension funds and mutual funds grew 11%.
- Return on equity reached 10.1%.
- Earnings per share increased by 17.4%, reaching € 0.62.

Our direct Non-life insurance operations in Spain grew at an outstanding rate of 28.9%, and obtained excellent results, reflecting a positive claims experience both in personal and in commercial risks. In Life insurance and long-term asset management, growth exceeded the average for the Spanish market, in spite of the negative performance of the financial markets.

The American subsidiaries also confirmed their improvement trend with an increase of 55.5% in the consolidated profit, as a result of an increasingly solid position in 12 countries of the American continent. Likewise, the Assistance business, through which we are present in 36 countries, recorded satisfactory growth in direct presence, revenues and results. Lastly, after several years of adverse results due to an exceptional concentration of large claims, our international reinsurance operations closed an excellent year, with an 8.7% growth in income and a large profit.

These results allow the Board of Directors to propose again a dividend of € 0.19 per share, € 0.09 of which were paid last December as an interim dividend. This represents a dividend yield of 2.6% over the average share price for 2002.

Throughout last year, the CORPORACIÓN MAPFRE share outperformed the European insurance index DJ Stoxx Insurance by 143.5%. In our country, we have outperformed the Madrid Stock Exchange index by 65.2%. Leading insurance equity analysts have generally maintained their positive recommendation, and trading volumes recorded an increase. At the end of last year, our shares traded at a PER (price/earnings ratio) of 12, which indicates a significant upside potential compared to other European insurance shares.

Growth and results

Growth and technical results are the main business goals for all the companies of SISTEMA MAPFRE, to which CORPORACIÓN MAPFRE belongs.

Thanks to a territorial network of experienced and highly motivated professionals, every year MAPFRE grows in Spain at rates above market average. One of the main goals in the Strategic Plan of SISTEMA MAPFRE is to further streamline internal decision-making processes, to combine an effective degree of decentralisation with the pursuit of synergies among the various Units, to the benefit of customers. Likewise, the main goal for the new management team of MAPFRE AMÉRICA is the development of high-quality proprietary distribution networks, which are responsive to the guidelines of their respective entities. Effectiveness and strength of the network are key to the high growth rates of SISTEMA MAPFRE.

The achievement of a positive underwriting result in the insurance business has historically been a key element for the success of SISTEMA MAPFRE. This requires maintaining tariffs at a level sufficient to cover risks underwritten, rigorous cost control and an efficient management of claims.

At the same time, MAPFRE has traditionally applied a conservative policy in the investment of technical reserves, looking for the widest degree of diversification and the lowest risk. With less than 7% of total funds invested in equities, the negative performance of the Stock Markets, that has severely affected the European insurance industry, has translated into limited capital losses for CORPORACIÓN MAPFRE, which in 2002 accounted for less than 4.5% of pre-tax profits.

In 2002, SISTEMA MAPFRE carried out a wide-encompassing restructuring through the promotion to senior management positions of 23 professionals, with an average age of 45 years, resulting in a significant renewal of senior management. At the same time, a Commercial Insurance Unit formed by our specialised Industrial Risks and Credit and Surety insurance subsidiaries has been created. As a necessary counterbalance to an effective decentralization, this restructuring has involved the appointment of a Vice-Chairman in charge of the co-ordination of the Group at the highest level, and of an Economic and Management Control Area in charge of improving risk management in SISTEMA MAPFRE as a whole.

Within the framework of the alliance with CAJA MADRID, several initiatives have been undertaken in 2002 in order to increase the sale of insurance products through the bank network, and the sale of financial products through the insurance network, to the benefit of both entities. This co-operation is generating very satisfactory results.

Given our good relative position, we have been monitoring continuously acquisition opportunities in the insurance sector, particularly in the Iberian Peninsula and in Latin America. In the first half of 2002, we took part in the privatisation process of the prominent Mexican Life insurer ASEGURADORA HIDALGO. Our prudently calculated tender offer was substantially lower than that of the successful bidder. At the end of the year, MAPFRE ASISTENCIA reached an agreement to acquire motor club ROAD AMERICA, headquartered in Miami and present in 50 North-American states.

This acquisition is part of a project to increase the presence of MAPFRE in the United States, where we already operated through MAPFRE REINSURANCE CORPORATION, FEDERAL ASSIST and a small insurance operation in Florida. We aim to analyse all acquisition opportunities with rigour, foresight and prudence, in search of investments that are a sound complement to our presence in areas where we believe we can deliver an effective service and obtain satisfactory results.

Good governance

MAPFRE MUTUALIDAD, the majority shareholder in CORPORACIÓN MAPFRE and the parent company of SISTEMA MAPFRE, has traditionally enforced good governance rules strictly. As described in full detail in our Management Report, the enforcement in CORPORACIÓN MAPFRE of the Code of Good Governance of SISTEMA MAPFRE has progressed on various fronts, particularly with the restructuring of the Audit Committee, the majority of which is composed by independent board members, and with a self-assessment and improvement analysis carried out by the Board of Directors. This approach aims to institutionalise a governance pattern, which derives naturally from the business culture of SISTEMA MAPFRE, whose main values have always been independence, integrity and customer service.

Our targets

CORPORACIÓN MAPFRE far exceeded its results target for fiscal year 2002. Over the next three years, assuming the present structure of our group, we expect to achieve once more yearly increases in business volumes of around 10%, and similar or larger increases in results.

These targets are realistic if one takes into account the distribution power of MAPFRE, the sustained trend of good results in Spain and the continued increase in profits in the American subsidiaries. Clearly our targets may be affected by external factors — uncertainties are not lacking at the time of writing — but no effort will be spared to reach and even exceed them.

We want to thank you for your interest and trust in CORPORACIÓN MAPFRE, through which SISTEMA MAPFRE invites all investors to participate in its business project. We hope to share with you another good fiscal year in 2003, during which we will continue to apply the highest standards in the management of our business and we will pay attention to any new opportunities that may arise.

Sincerely,

Carlos Alvarez Jiménez
Chairman of the
Board of Directors

Domingo Sugranyes Bickel
Executive Vice-Chairman and
Chairman of the Executive Committee

Consolidated Management Report 2002

MAIN CONSOLIDATED DATA

	1998	1999	2000	2001	2002
Income					
Insurance and Reinsurance Premiums	2,623.7	2,723.3	4,202.4	5,789.2	**5,647.3**
Financial income and Other income	630.8	619.1	755.6	943.4	**1,118.4**
Investments, Cash and Banks					
Fixed Assets	524.4	530.5	534.8	566.7	**514.2**
Securities	2,786.4	3,256.5	6,004.1	8,050.9	**9,616.5**
Cash and Banks	387.9	463.7	333.1	456.4	**524.7**
Others	1,070.4	1,099.8	1,446.6	1,642.7	**1,427.4**
Total	4,769.0	5,350.4	8,318.6	10,716.7	**12,082.8**
Return on equity (%)	7.7	7.9	9.1	8.4	**10.1**

FUNDS UNDER MANAGEMENT

	1998	1999	2000	2001	2002
MAPFRE INVERSION					
Investment funds	1,871.8	2,093.9	2,178.4	2,202.3	**1,968.7**
MAPFRE VIDA PENSIONES					
*Pension funds**	322.3	367.7	457.9	581.7	**679.3**
CORPORACION MAPFRE (Consolidated)					
Shareholders' Equity	861.7	906.4	1,120.8	1,161.9	**1,076.9**
Mathematical reserves	2,736.1	2,996.4	5,672.5	7,127.1	**8,628.2**
Other technical reserves	1,787.6	2,112.6	2,869.5	3,555.5	**3,380.0**
Other funds	122.5	136.0	189.4	228.5	**230.8**
TOTAL	7,702.0	8,612.9	12,488.5	14,857.0	15,963.9

* Pension funds figures do not include defined benefit plans.



Insurance and Reinsurance Premiums
7,000
2,623.7
2,723.3
4,202.4
5,789.2
5,647.3
1998
1999
2000
2001
2002



Funds Under Management
18,000
7,702.0
8,612.9
12,488.5
14,857.0
15,963.9
1998
1999
2000
2001
2002

Figures in million euros.
This information does not form part of the Consolidated Management Report.

STOCK MARKET INFORMATION	1998	1999	2000	2001	2002
Capitalisation as at 31 de December (million euros).	*1,400.4*	*987.7*	*1,228.6*	*1,182.0*	*1,403.5*
*Number of Shares in Issue**	*60,521,512*	*60,521,512*	*60,521,512*	*181,564,536*	*181,564,536*
Price Earnings Ratio	*21.6*	*14.1*	*13.4*	*12.3*	*12.4*
*Adjusted Earnings per Share (euros)**	*0.36*	*0.39*	*0.51*	*0.53*	*0.62*
*Dividend per Share (euros)**	*0.18*	*0.18*	*0.19*	*0.19*	*0.19*
Dividend Yield (%)	*2.0*	*2.9*	*3.4*	*2.5*	*2.6*
*Average Daily Number of Shared Traded**	*633,891*	*512,496*	*671,442*	*598,303*	*626,732*
Average Daily Effective Value (million euros)	*5.70*	*3.20*	*3.70*	*4.47*	*4.60*

* Figures adjusted to split on september 2001.

SHAREHOLDING (%)	1998		1999		2000		2001		2002	
	%	Number	%	Number	%	Number	%	Number	%	Number
MAPFRE Mutualidad	*52.0*	*1*	*55.1*	*1*	*55.5*	*1*	*55.5*	*1*	*55.2*	*1*
Other MAPFRE entities	*2.0*	*7*	*2.1*	*8*	*2.5*	*8*	*2.5*	*8*	*2.5*	*8*
Investors with a shareholding of over 0.1%										
Spanish	*4.2*	*21*	*5.2*	*25*	*4.1*	*18*	*2.6*	*15*	*3.2*	*9*
Foreing	*26.1*	*36*	*18.6*	*39*	*23.1*	*39*	*26.9*	*36*	*27.7*	*35*
Investors with a shareholding under 0.1%										
Spanish	*12.7*	*13,688*	*16.4*	*18,674*	*11.8*	*13,308*	*9.2*	*11,452*	*8.0*	*11,366*
Foreing	*3.0*	*429*	*2.6*	*477*	*3.0*	*413*	*3.3*	*423*	*3.4*	*402*
TOTAL	**100**	**14,182**	**100**	**19,224**	**100**	**13,787**	**100**	**11,935**	**100**	**11,821**

CORPORACIÓN MAPFRE - IBEX 35



Traded amount
Corporación MAPFRE
Ibex 35
Stock market price (average weekly price - euros)
Shares traded (thousands)
20
15
10
5
40,000
30,000
20,000
10,000
1998
1999
2000
2001
2002

Share price evolution 1998 - 2002.

This information does not form part of the Consolidated Management Report

Summary of Consolidated Annual Accounts

BALANCE SHEET										
	1998	%	1999	%	2000	%	2001	%	2002	%
ASSETS										
Uncalled share capital	0.4	-	1.7	-	0.9	-	-	-	**-**	**-**
Fixed assets	103.3	1.7	109.4	1.6	139.7	1.2	155.3	1.1	**164.9**	**1.1**
Investments	4,381.2	70.8	4,886.7	69.5	7,985.5	71.3	10,260.3	73.2	**11,558.1**	**75.9**
Investments on account of policyholders assuming investment risk	2.7	-	54.6	0.8	509.7	4.5	739.4	5.3	**574.7**	**3.8**
Consolidation goodwill	33.2	0.5	39.5	0.6	290.7	2.6	415.2	3.0	**403.3**	**2.6**
Technical reserves for reinsurance	312.5	5.0	342.1	4.9	409.0	3.6	477.7	3.4	**526.4**	**3.5**
Credits, accruals and cash	1,357.5	21.9	1,597.0	22.7	1,869.9	16.7	1,972.9	14.1	**2,010.3**	**13.2**
TOTAL ASSETS	6,190.8	100	7,031.0	100	11,205.3	100	14,020.7	100	15,237.7	100
LIABILITIES										
Shareholders' equity	861.7	13.9	906.4	12.9	1,120.8	10.0	1,161.9	8.3	**1,076.9**	**7.1**
Minority Interests	214.3	3.5	263.5	3.7	607.0	5.4	649.1	4.6	**624.3**	**4.1**
Negative differences on consolidations	11.3	0.2	2.3	-	4.0	-	3.0	-	**2.9**	**-**
Technical reserves	4,520.9	73.0	5,054.3	71.9	8,032.3	71.7	9.943.3	70.9	**11,433.5**	**75.0**
Technical reserves relating to life insurance when investment risk is assumed by policy holders	2.7	-	54.6	0.8	509.7	4.5	739.4	5.3	**574.7**	**3.8**
Provisions for liabilities and expenses	52.1	0.8	63.6	0.9	70.6	0.6	105.0	0.7	**96.9**	**0.6**
Deposits received from reinsurers	66.4	1.1	68.3	1.0	69.5	0.6	79.2	0.6	**94.0**	**0.6**
Debts and accrued liabilities	461.3	7.5	617.9	8.8	791.4	7.1	1,339.8	9.6	**1,334.5**	**8.8**
TOTAL LIABILITIES	6,190.8	100	7,031.0	100	11,205.3	100	14,020.7	100	15,237.7	100



Total Consolidated Assets
18,000
6,190.8
7,031.0
11,205.3
14,020.7
15.237.7
1998
1999
2000
2001
2002



Consolidated Shareholders' Funds
1,400
861.7
906.4
1,120.8
1,161.9
1,076.9
1998
1999
2000
2001
2002

Figures in million euros.
Source: Reports submitted to the Comisión Nacional del Mercado de Valores.
This informatioin does not form part of the Consolidated Management Report.

MAIN ITEMS OF THE PROFIT AND LOSS ACCOUNT	1998	%	1999	%	2000	%	2001	%	2002	%
Net earned premiums	*2,323.7*	*100*	*2,344.9*	*100*	*3,778.1*	*100*	*5,170.4*	*100*	*4,801.7*	*100*
Net claims	*-1,657.1*	*71.3*	*-1,694.0*	*72.2*	*-2,229.7*	*59.0*	*-2,973.0*	*57.5*	*-2,850.6*	*59.4*
Variation in other net technical reserves	*-309.6*	*13.3*	*-323.3*	*13.8*	*-1,113.4*	*29.5*	*-1,657.3*	*32.1*	*-1,390.3*	*29.0*
Profit sharing and other operating expenses	*-590.6*	*25.4*	*-553.1*	*23.6*	*-677.9*	*17.9*	*-845.8*	*16.4*	*-881.8*	*18.4*
Technical result	*-274.7*	*11.8*	*-267.8*	*11.4*	*-288.2*	*7.6*	*-352.9*	*6.8*	*-372.9*	*7.8*
Technical financial result	*81.4*	*3.5*	*108.7*	*4.6*	*142.3*	*3.8*	*216.9*	*4.2*	*270.8*	*5.6*
Ordinary result	*107.4*	*4.6*	*128.8*	*5.5*	*158.7*	*4.2*	*238,2*	*4.6*	*281.4*	*5.9*
Result before taxes and minority interests	*115.5*	*5.0*	*132.8*	*5.7*	*200.0*	*5.3*	*211,7*	*4.1*	*259.0*	*5.4*
Corporation tax	*-34.7*	*1.5*	*-40.0*	*1.7*	*-59.0*	*1.6*	*-43,7*	*0.8*	*-67.6*	*1.4*
Result attributable to minority interests	*-16.0*	*0.7*	*-22.9*	*1.0*	*-49.1*	*1.3*	*-71,8*	*1.4*	*-78.0*	*1.6*
Result attributable to the controlling company	*64.8*	*2.8*	*69.9*	*3.0*	*91.9*	*2.4*	*96,2*	*1.9*	*113.4*	*2.4*

BREAKDOWN OF EMPLOYEES BY GEOGRAPHICAL AREA	2001	2002
SPAIN	*4,976*	*5,427*
REST OF EUROPE	*316*	*325*
THE AMERICAS	*5,758*	*6,406*
OTHER COUNTRIES	*234*	*218*
TOTAL	11,284	12,376


CORPORACIÓN MAPFRE - IBEX 35 - DJ STOXX INSURANCE
Traded amount
Corporación MAPFRE
Ibex 35
DJ Stoxx Insurance
Stock market price (euros)
Shares traded (thousands)
9
8
7
6
5
4
3
2
10,000
8,000
6,000
4,000
2,000
0
january february march april may june july august september october november december

Share price evolution 1st January - 31st December 2002

Figures in million euros.
Source: Reports submitted to the Comisión Nacional del Mercado de Valores.
This information does not form part of the Consolidated Management Report.



MAPFRE Head Office. Majadahonda (Madrid).

Consolidated Management Report 2002

CORPORACIÓN MAPFRE is the holding company for the main joint-stock companies of SISTEMA MAPFRE. It has majority stakes in 56 companies in Spain and 112 in another 32 countries, in addition to significant non-controlling interests in another 20 associated companies. It is the main vehicle of SISTEMA MAPFRE for accessing the capital markets and sharing its development and expansion with investors.

CORPORACIÓN MAPFRE consolidates the insurance and reinsurance companies in which it has direct or indirect control by the global integration method. Companies operating in other areas of business, such as fund management, real estate and security services, are consolidated by the equity method.

CORPORACIÓN MAPFRE had another excellent fiscal year. In Spain, direct Non-life insurance premiums grew 28.9%, while third-party funds managed by MAPFRE VIDA and its subsidiaries increased by 11%: Business volumes in the Americas were negatively affected by the devaluation of several currencies, and the appreciation of the euro against the US dollar. Nevertheless, growth rates in local currency maintained a satisfactory pace in all countries. On the other hand, the results of CORPORACIÓN MAPFRE exceeded by a wide margin the targets set for 2002.

Shareholders and staff

Shareholders

At the end of fiscal year 2002, MAPFRE MUTUALIDAD owned 55.2% of the shares of CORPORACIÓN MAPFRE, 11,383 Spanish shareholders held another 13.7% of the shares, and 437 foreign investors held the remaining 31.1%. The total number of shareholders was 11,821, compared to 11,935 at the end of 2001. Of these, 50 shareholders had stakes of over 0.10%, 188 shareholders held stakes between 0.10 and 0.01%, and the remaining 11,583 held stakes of less than 0.01%.

The company is not aware of the existence of any shareholding in excess of 2%, with the only exception of MAPFRE MUTUALIDAD. The following table shows the approximate breakdown of the shareholder body by country:

SHAREHOLDER BODY	%
Spain	68.9
United Kingdom	5.9
Germany	2.3
United States	2.3
Switzerland	1.5
Canada	0.6
France	0.3
Sweden, Norway, Denmark	0.3
Unidentified	17.9

At the end of 2002, the Board of Directors represented 57.3% of all outstanding shares.

The company had no stock option plans in force for managers, employees or board members at the end of fiscal year 2002.

Staff

As of 31 December 2002, CORPORACIÓN MAPFRE, its subsidiaries, and its associated companies had on their payroll 12,376 employees, compared to 11,284 employees at the end of the previous year. Additional staff was hired in a number of countries due to the development of the business.

The total employees figure breaks down between 5,427 in Spain and 6,949 in other countries, among which the largest were: Brazil (1,652), Mexico (1,272), Venezuela (1,064), Argentina (657), Puerto Rico (465), Colombia (432) and Chile (369).

External auditing

Ernst & Young audited the annual accounts for fiscal year 2002. The estimated cost of the external audit for CORPORACIÓN MAPFRE and its Spanish and foreign subsidiaries was € 1.7 million, while payments for services not related to the audit amounted to € 0.5 million, a figure that is believed not to compromise the independence of the auditing firm.

The external auditors made no reservation or qualification to the Annual Accounts of CORPORACIÓN MAPFRE or any of its subsidiaries for fiscal year 2002.

Key figures of the Consolidated Accounts

Revenues

Total revenues for CORPORACIÓN MAPFRE and its subsidiaries reached € 6,864.6 million in 2002. The breakdown of revenues by line of business was as follows:

TOTAL REVENUES		
	2002	2001
Companies operating primarily in Spain		
Direct insurance premiums: non-life	*1,454.5*	*1,139.7*
Direct insurance premiums: life	*2,190.3*	*2.582.2*
Income from investments	*689.4*	*555.1*
Other income from consolidated companies	*21.1*	*34.0*
*Brokerage and fund management **	*53.7*	*53.1*
*Real estate management and development **	*34.6*	*60.4*
Total	*4,443.6*	*4,424.5*
Companies operating primarily abroad		
Direct insurance premiums: non-life	*1,316.1*	*1,480.5*
Direct insurance premiums: life	*75.8*	*49.5*
Accepted reinsurance premiums	*483.1*	*390.3*
Assistance premiums and income	*162.1*	*183.2*
Income from investments	*348.3*	*307.3*
Other income from consolidated companies	*25.0*	*10.8*
*Travel agency **	*10.6*	*10.5*
Total	*2,421.0*	*2,432.1*
TOTAL	6,864.6	6,856.6

Million euros.
* Equity accounted

Total revenues grew 0.1%, while revenues consolidated by the global integration method grew 0.5%. As indicated previously, this evolution was negatively affected by various devaluations, as well as by the decrease in inflows from the externalisation of corporate pension commitments underwritten in the Spanish market.

The following table shows the evolution of premiums written in direct insurance and accepted reinsurance:

DIRECT INSURANCE AND ACCEPTED REINSURANCE PREMIUMS			
	Life	Non-life	Total
Spain	*2,193.3*	*1,516.6*	*3,709,9*
Other Europe	*37.5*	*204.6*	*242,1*
North America	*34.4*	*668.5*	*702,9*
South America	*25.0*	*858.6*	*883,6*
Other countries	*0.1*	*108.7*	*108,8*
TOTAL	2,290.3	3,357.0	5,647.3

Million euros.

SISTEMA MAPFRE, of which CORPORACIÓN MAPFRE is a part, held in 2002 a market share of 8.1% in Life insurance and 15.9% in Non-life insurance. As a whole, the companies consolidated into CORPORACIÓN MAPFRE by the global integration method held a market share of 7.6% in Spain (8.1% in Life insurance and 7.1% in Non-life insurance).

The American subsidiaries of CORPORACIÓN MAPFRE hold in their respective Non-life markets market shares ranging from 2.5% in Brazil to 12.0% in Puerto Rico (year 2001 data). As a whole, they account for 4.9% of total premiums in the countries and territories where they operate.

Results

The consolidated profit after taxes amounted to € 191.4 million, a 13.9% increase over the previous fiscal year. The net attributable profit after minority interests was € 113.4 million, a 17.9% increase. Earnings per share reached € 0.62. The breakdown of results by line of business is shown in the following table:

Profits before tax, minority interests and amortisation of goodwill and portfolio acquisition costs for the companies operating primarily in Spain increased by 17.7%. The companies operating primarily abroad reported a profit before taxes, minority interests and amortisation of goodwill and portfolio acquisition costs of € 91.2 million, a 134.5% increase over 2001. The consolidated profit and loss account includes € 37.6 million from the amortisation of goodwill arising upon the consolidation of acquired shareholdings, and of portfolio acquisition costs.

The contribution of subsidiaries to the consolidated result varied as follows with respect to 2001:

CONSOLIDATED RESULTS

	2002	2001
FULLY CONSOLIDATED SUBSIDIARIES		
Companies operating primarily in Spain		
Direct insurance	*199.9*	*169.9*
Other	—	—
Subtotal	*199.9*	*169.9*
Companies operating primarily abroad		
Direct insurance	*56.5*	*36.2*
Accepted reinsurance	*30.9*	*-2.2*
Assistance	*5.3*	*4.4*
Other	*-1.5*	*0.5*
Subtotal	*91.2*	*38.9*
EQUITY-ACCOUNTED SUBSIDIARIES		
Brokerage and fund management	*19.9*	*23.1*
Real estate management and development	*3.5*	*11.7*
Other	*0.5*	*-0.1*
Total results from subsidiaries	***315.0***	***243.5***
Amortisation of goodwill and portfolio acquisition costs	*-37.6*	*-24.1*
Holding company results (non-consolidated)	*-39.1*	*35.1*
Consolidation adjustments	*20.7*	*-42.8*
Profit before tax and minority interests	***259.0***	***211.7***
Tax	*-67.6*	*-43.7*
Profit after tax	***191.4***	***168.0***
Profit attributable to minority interests	*-78.0*	*-71.8*
Profit after tax and minority interests	***113.4***	***96.2***
Adjusted earnings per share (euros)	***0.62***	***0.53***

Million euros.

RESULTS OF SUBSIDIARY COMPANIES

	Before taxes, minority interests, and amortisation of goodwill and portfolio acquisition costs		After taxes, minority interests, and amortisation of goodwill and portfolio acquisition costs	
	2002	2001	2002	2001
Fully consolidated subsidiaries				
MAPFRE-CAJA MADRID				
MAPFRE VIDA	103.1	96.3	75.9	69.9
MAPFRE SEGUROS GENERALES (1)	76.6	66.3	40.3	38.2
COMMERCIAL INSURANCE UNIT:				
- MAPFRE INDUSTRIAL	18.6	12.8	12.1	8.2
- MAPFRE CAUCIÓN Y CRÉDITO	7.1	5.7	4.3	3.2
MAPFRE CAJA SALUD	13.8	8.9	7.1	4.6
Other	-0.9	-0.2	-0.9	-0.2
Holding company expenses and consolidation adjustments	-3.2	-2.1	-16.3	-13.3
Total	215.1	187.7	122.5	110.6
MAPFRE AMÉRICA				
North and Central America				
LA CENTRO AMERICANA (El Salvador)	1.8	1.1	1.0	0.6
MAPFRE TEPEYAC (Mexico)	13.9	9.7	8.6	5.2
MAPFRE USA: Grupo PRAICO (Puerto Rico and Florida)	15.5	11.5	12.0	12.3
South America				
MAPFRE ARGENTINA	-2.3	8.5	-10.8	6.7
VERA CRUZ SEGURADORA (Brazil)	6.0	0.4	3.4	0.4
MAPFRE S.G. DE COLOMBIA	2.1	0.1	1.7	-0.2
MAPFRE CHILE	1.5	1.4	1.1	1.1
MAPFRE PARAGUAY	0.2	0.2	0.1	0.1
MAPFRE PERU	-5.2	-2.8	-4.1	-1.9
MAPFRE URUGUAY	-1.9	0.8	-1.9	0.8
LA SEGURIDAD (Venezuela)	30.2	20.0	27.8	13.0
Other shareholdings, holding company expenses and consolidation adjustments	-5.5	-14.7	-12.4	-20.0
Total	56.3	36.2	26.5	18.1
MAPFRE RE	30.9	-2.2	22.7	0.8
MAPFRE ASISTENCIA	5.3	4.4	3.8	2.8
Other	-1.3	0.5	-1.6	—
Equity-accounted subsidiaries (2)				
MAPFRE INMUEBLES	5.7	17.9	3.5	11.7
GESMADRID	5.0	5.9	3.2	3.9
CAJA MADRID PENSIONES	1.3	1.3	0.8	0.8
CAJA MADRID BOLSA	0.9	0.9	0.6	0.6
Other	0.5	-0.2	0.5	-0.1

Million euros.

(1) Without its subsidiary MAPFRE INDUSTRIAL, which is shown as part of the Commercial Insurance Unit.

(2) Figures are shown taking into account the percentage of ownership in each company.

The breakdown of the year 2002 result by geographical area is shown in the following table:

PROFIT BREAKDOWN BY GEOGRAPHICAL AREA		
	Before taxes, minority interests and amortisation of goodwill and portfolio acquisition costs %	After taxes, minority interests and amortisation of goodwill and portfolio acquisition costs %
Spain	*73.7*	*63.9*
North America	*14.3*	*22.7*
South America	*10.7*	*11.3*
Other	*1.3*	*2.1*

CORPORACIÓN MAPFRE did not book any significant realisation profits during fiscal year 2002. Conversely, unrealised losses from financial, mainly equity, investments generated a negative consolidated result of € 11.4 million.

The following table shows the evolution of results, excluding non-recurring gains and losses:

RECURRING RESULTS				
	1999	2000	2001	2002
Net accounting results	*69.9*	*91.9*	*96.2*	*113.4*
Net recurring results	*55.6*	*68.4*	*81.9*	*99.3*
% increase	*21*	*23*	*20*	*21*

Million euros.

In accordance with international practice, the quality of technical results in Non-life insurance is measured by a combined ratio reflecting the level of claims and expenses over premiums net of reinsurance. The consolidated Non-life insurance combined ratio for CORPORACIÓN MAPFRE in 2002 was 99.3%, vs. 100.9% in the previous year. Combined ratios for each insurance subsidiary are shown in a later section of this report.

Among equity-accounted companies, it is worthwhile to highlight the growing results of the mutual funds and pension funds management subsidiaries of MAPFRE VIDA, which have maintained a high level of activity in spite of an unfavourable operating environment in their sector. The results of stock brokerage company CAJA MADRID BOLSA and fund management companies GESMADRID and CAJA MADRID PENSIONES, in which CORPORACIÓN MAPFRE holds a 30% stake, are also included. The results of MAPFRE INMUEBLES are also included by the equity method. This company manages the real estate properties of SISTEMA MAPFRE, and continues to launch new residential developments in different areas of Spain with considerable commercial success.

CORPORACIÓN MAPFRE decided to take full advantage of the possibility to prepay deferred taxes arisen from asset sales in previous years, allowed by the Law of Fiscal and Administrative Measures, and on the Social Order, of 27 December 2001. This decision has led to a further reduction in consolidated taxes of € 14.3 million, in addition to the reduction of € 8.0 million in the amount of deferred taxes booked in 2001.

Consolidated shareholders' equity

Consolidated shareholders' equity amounted to € 1,701.1 million, against € 1,811.2 million at the end of 2001. The year-on-year variation sums up the positive impact coming from the results of subsidiaries, as well as the negative impact from the devaluation of American currencies and the appreciation of the euro against the US dollar. € 624.3 million of the aforementioned equity figure correspond to the stakes of minority shareholders in subsidiaries, and the remaining € 1,076 million to the shareholders of CORPORACIÓN MAPFRE. Consolidated shareholders' equity per share amounted to € 5.9 at year-end.

The consolidated shareholders' equity, expressed in euros, of MAPFRE AMÉRICA and its subsidiaries decreased during 2002 by € 148.3 million, due to the devaluation of Latin American currencies.

The decrease in the consolidated equity of MAPFRE AMÉRICA does not imply a weaker solvency of its subsidiaries, as all their liabilities are reduced by the same proportion, nor does it have an impact on the consolidated result of CORPORACIÓN MAPFRE. However, it did require setting aside € 71.3 million in the provision against investment depreciation in the non-consolidated balance sheet. That explains the loss recorded in fiscal year 2002 in the non-consolidated profit and loss statement of CORPORACIÓN MAPFRE.

The return on average shareholders' equity of CORPORACIÓN MAPFRE reached 10.1%. The following table shows the return on average shareholders' equity of the main Units which comprise it:

RETURN ON EQUITY (ROE) (1)				
	2002			2001
	Average consolidated shareholders' equity	Consolidated profit	% ROE (1)	% ROE (1)
MAPFRE CAJA MADRID Holding				
• MAPFRE VIDA	*361.9*	*75.9*	*21.0*	*21.1*
• MAPFRE SEGUROS GENERALES (2)	*200.2*	*40.3*	*20.1*	*27.6*
• COMMERCIAL INSURANCE UNIT				
- MAPFRE INDUSTRIAL	*41.4*	*12.1*	*29.2*	*21.9*
- MAPFRE CAUCIÓN Y CRÉDITO	*17.6*	*4.3*	*24.4*	*19.3*
• MAPFRE CAJA SALUD	*80.4*	*7.1*	*8.8*	*7.0*
MAPFRE AMÉRICA	*547.4*	*26.5*	*4.8*	*3.5*
MAPFRE RE	*268.5*	*22.7*	*8.5*	*0.3*
MAPFRE ASISTENCIA	*49.8*	*3.8*	*7.6*	*4.8*
CORPORACIÓN MAPFRE	*1,119.4*	*113.4*	*10.1*	*8.4*

(1) Net result after taxes and minority interests/average shareholders' equity.
(2) Excluding MAPFRE INDUSTRIAL.

Activities of the holding company

Investments in Group companies

During fiscal year 2002, CORPORACIÓN MAPFRE made investments in group and affiliate companies totalling € 117.2 million, the most significant of which were the following:

- The € 82.8 million capital increase in MAPFRE AMÉRICA, which allowed this company to complete the acquisition of complementary shareholdings in its Mexican subsidiaries.
- The capital increase in MAPFRE CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS, which allowed this company to fund a capital increase in MAPFRE SEGUROS GENERALES, to complete the acquisition of MAPFRE FINISTERRE.

Among smaller transactions, CORPORACIÓN MAPFRE acquired for a consideration of € 3.7 million shares in MIDDLESEA INSURANCE p.l.c. (Malta), a company in which it holds a 5.49% shareholding.

Financing

The aforementioned investments were financed with the proceeds obtained from the bonds issued in July 2001. Debts with financial institutions amounted to € 21.7 millions in the consolidated balance sheet for fiscal year 2002, a € 54.1 million reduction over the close of 2001.

Ratings

Rating agency Standard & Poor's affirmed on 18 July 2002 its 'AA-' financial strength rating, with a positive outlook, on MAPFRE MUTUALIDAD, and its 'A+' rating, with a positive outlook, on the issuer credit risk and the bonds of CORPORACIÓN MAPFRE. Rating agency AM Best also affirmed its 'A+ (superior)' financial strength rating assigned to MAPFRE MUTUALIDAD.

Stock market data

The shares of CORPORACIÓN MAPFRE traded for 250 days on the 'Mercado Continuo' (the Spanish electronic market), which implies a trading frequency of 100%. A total of 156,683,085 shares changed hands during this fiscal year, compared to 149,575,750 in the previous fiscal year, a 4.7% increase in trading volumes (figures adjusted for the September 2001 split). The effective value of these transactions was € 1,149.2 million, against € 1,119.3 million in 2001, a 2.7% increase.

In 2002, the shares of CORPORACIÓN MAPFRE recorded a considerably more favourable performance than the European insurance sector. Throughout the year, the share price increased by 18.7%, thus outperforming by 143.5% the DJ Stoxx Insurance index. The yield from dividends paid during the year was equal to

2.6% of the average share price. At year-end, eleven Spanish and international brokers had 'buy' recommendations on the shares of CORPORACIÓN MAPFRE, against six recommendations to 'hold' and none to 'sell'.

Investor relations

The Finance and Investors Relations Departments of CORPORACIÓN MAPFRE have carried out an intense communication activity with analysts and investors. Every quarter, results have been presented in meetings with analysts in Madrid and London, and by means of conference calls, along with comprehensive complementary information, which was released simultaneously to the public through the CNMV (the Spanish Securities and Exchange Commission).

Meetings were held during the fiscal year with 13 Spanish institutional investors and investment managers, and 181 institutional investors and investment managers from Belgium, Canada, Denmark, France, Germany, Holland, Ireland, Italy, Japan, Sweden, Switzerland, the United Kingdom and the USA. Several analysts and institutional investors from various countries visited the headquarters of CORPORACIÓN MAPFRE.

At the beginning of 2002, SISTEMA MAPFRE made available to the public its new website, which includes a section dedicated to investors in the shares of CORPORACIÓN MAPFRE. In this easy to browse and constantly updated section, investors can access:

- Financial information
- CNMV filings
- Presentations
- Stock market data
- Calendar of relevant dates.

Activities of subsidiary and associated companies

The following pages summarise the most significant data relating to the business and results of subsidiary and affiliate companies, which are described in greater detail in the 'Information on Operating Units' chapter of this report.

Companies operating primarily in Spain

The premiums of these companies, which presently are part of MAPFRE-CAJA MADRID Holding de Entidades Aseguradoras S.A., evolved as follows:

CONSOLIDATED PREMIUMS			
	2002	2001	% Var. 2002/2001
MAPFRE VIDA	*2,229.6*	*2,647.0*	*-15.8%*
Agents channel			
Regular premiums	*430.8*	*423.4*	*1.7%*
Single premiums	*337.9*	*226.8*	*49.0%*
UNIT-LINKED	*16.0*	*26.7*	*-40.1%*
Bank channel			
Regular premiums	*79.5*	*35.6*	*123.3%*
Single premiums	*993.0*	*695.5*	*42.8%*
UNIT-LINKED	*38.8*	*302.1*	*-87.2%*
Externalisations	*320.4*	*860.8*	*-62.8%*
Non-life	*13.2*	*76.1*	*-82.7%*
GENERAL INSURANCE	*786.6*	*702.1*	*12.0%*
MAPFRE Seguros Generales	*443.8*	*382.5*	*16.0%*
MAPFRE Guanarteme	*155.3*	*131.7*	*17.9%*
MAPFRE Finisterre	*187.5*	*187.9*	*-0.2%*
COMMERCIAL INSURANCE	*431.7*	*274.1*	*57.5%*
MAPFRE Industrial	*346.4*	*203.4*	*70.3%*
MAPFRE Caución y Crédito	*85.3*	*70.7*	*20.6%*
MAPFRE CAJA SALUD	*246.1*	*145.7*	*68.9%*
TOTAL	3,694.0	3,768.9	-1.9%

Million euros.

Written premium figures include those of the Portuguese branches of MAPFRE VIDA (€ 36.6 million) and MAPFRE CAUCIÓN Y CRÉDITO (€ 4.9 million).

The following table shows the evolution of the funds managed by the Life Unit:

FUNDS MANAGED BY MAPFRE VIDA	2002	2001
Technical reserves	*9,186.1*	*7.822.5*
Pension funds	*1,343.1*	*1.216.8*
Mutual funds	*1,968.7*	*2.202.3*
Equity	*373.9*	*349.9*
TOTAL	*12,871.8*	*11,591.5*

Million euros.

Net funds managed by MAPFRE VIDA and its subsidiaries amounted to € 12,208 million (€ 10,956.4 million in 2001), taking into account some defined benefit pension contracts, which were entered into through Life insurance policies.

Companies operating primarily abroad

The direct insurance subsidiaries of MAPFRE AMÉRICA wrote total premiums of € 1,341.1 million. The average increase in local currencies was 16.0%, while the amount expressed in euros decreased 11.6% over the previous year, due to devaluations. MAPFRE ASIAN (the Philippines) reached a volume of premiums of € 8.6 million, compared to € 9.8 million the previous year. The consolidated premiums are shown in the following table.

CONSOLIDATED PREMIUMS	2002	2001
MAPFRE AMÉRICA		
North and Central America		
LA CENTRO AMERICANA (El Salvador)	*33.7*	*29.3*
MAPFRE TEPEYAC (Mexico)	*352.8*	*311.5*
MAPFRE USA: Grupo PRAICO (Puerto Rico and Florida)	*222.1*	*222.7*
South America		
MAPFRE ARGENTINA	*94.1*	*220.6*
VERA CRUZ SEGURADORA (Brazil)	*236.0*	*284.5*
MAPFRE S.G. DE COLOMBIA	*40.6*	*42.4*
MAPFRE CHILE	*75.1*	*58.9*
MAPFRE PARAGUAY	*7.3*	*7.7*
MAPFRE PERU	*26.6*	*27.9*
MAPFRE URUGUAY	*13.4*	*11.3*
LA SEGURIDAD (Venezuela)	*239.5*	*299.8*
Subtotal	*1,341.1*	*1,516.5*
OTHER		
MAPFRE ASIAN (the Philippines)	*8.6*	*9.8*
TOTAL	1,349.8	1,526.3

Million euros.

MAPFRE RE and its subsidiaries recorded premiums of € 760.1 million, a 10.5% increase. Net written premiums amounted to € 413.7 million, equivalent to 54.4% of total premiums. The breakdown of total premiums by geographical area was as follows: 42% from Spain; 18% from Latin America; 29% from Europe; 9% from the United States; and the remaining 2% from other areas. MAPFRE REINSURANCE CORPORATION (New Jersey) accounted for € 66.5 million of the total volume of premiums.

The consolidated revenues (premiums and other revenues) of MAPFRE ASISTENCIA and its subsidiaries reached € 206 million. This figure, which includes revenues from equity-accounted subsidiaries, represents a 7.4% decrease over the previous year. The breakdown by geographical area was as follows: 35.7% from Spain; 46.5% from Latin America; 10.7% from other European countries; 2.6% from the United States; and 4.5% from other areas. MAPFRE ASISTENCIA operates through subsidiaries and branch offices in 36 countries.

The evolution of the main management ratios of the non-life insurance subsidiaries of CORPORACION MAPFRE is shown in the following table, which provides the percentage of total expenses over gross written premiums, as well as the percentage of claims incurred over gross earned premiums. In addition, the columns to the right show the combined ratio, which measures underwriting results (net expenses over net written premiums, and net incurred claims over net earned premiums). Figures for MAPFRE CAUCION Y CREDITO include the net income from the sale of credit opinions, which is part of the operating result, even though it is classified as a *non-technical* item.

	GROSS EXPENSE RATIO (%) (1)		GROSS LOSS RATIO (%) (2)		COMBINED RATIO (%) (3)	
	31.12.02	31.12.01	31.12.02	31.12.01	31.12.02	31.12.01
MAPFRE SEGUROS GENERALES	*28.6*	*28.0*	*62.1*	*61.8*	*90.6*	*90.5*
MAPFRE INDUSTRIAL	*15.7*	*19.0*	*66.4*	*76.2*	*91.0*	*95.7*
MAPFRE CAUCIÓN Y CRÉDITO (4)	*24.6*	*26.0*	*70.0*	*70.3*	*99.0*	*91.8*
MAPFRE CAJA SALUD	*16.9*	*15.7*	*80.4*	*80.6*	*97.4*	*96.4*
MAPFRE RE	*28.2*	*28.8*	*57.0*	*81.0*	*93.5*	*112.6*
MAPFRE ASISTENCIA	*13.4*	*11.7*	*74.7*	*83.1*	*88.2*	*95.5*
MAPFRE AMÉRICA	*29.9*	*30.3*	*69.3*	*71.8*	*110.4*	*103.7*
CORPORACIÓN MAPFRE	**26.2**	**27.1**	**66.1**	**73.8**	**99.3**	**100.9**

(1) Total expenses/gross written premiums from direct insurance and accepted reinsurance.
(2) Claims from direct insurance and accepted reinsurance/gross earned premiums from direct insurance and accepted reinsurance.
(3) Total net expenses/net premiums written + net incurred claims/net earned premiums.
(4) The combined ratio of Mapfre Caución y Crédito is adjusted for net income from the sale of credit reports.

Corporate activities

◦ **Management restructuring**

In October 2002, the Board of Directors of MAPFRE MUTUALIDAD, parent company of SISTEMA MAPFRE and majority shareholder of CORPORACIÓN MAPFRE, approved a wide-ranging management restructuring, which came into effect on 1 January 2003.The following are the most relevant changes, which were introduced in the common structure of the Group:

- The creation of the position of third Vice-Chairman of the Board of Directors of MAPFRE MUTUALIDAD, with the executive responsibility to co-ordinate SISTEMA MAPFRE at the highest level, and promote its development as a whole, in line with the main objectives set by its governing bodies, without any detriment to the management autonomy of each Operating Unit. Mr. Alberto Manzano Martos has been appointed to occupy this position. He has also been appointed Chairman of MAPFRE-CAJA MADRID Holding de Entidades Aseguradora, and will co-ordinate the relationship with CAJA MADRID.

  Mr. Manzano retains his position as the Secretary General of the Group, which has been reinforced by the appointment of Mr. José Manuel González Porro as Deputy Secretary General and Secretary of the Board of Directors of MAPFRE MUTUALIDAD, who retains his position as the General Manager of the Department of Legal Affairs. A Communications Office has been created to enhance the co-ordination of both the external and internal communications of SISTEMA MAPFRE as a whole, Mr. Juan José Almagro García has been appointed to manage this office, and will combine these new responsibilities with his present position as Chairman of the Human Resources Unit.

- Mr. Andrés Jiménez Herradón and Mr. Primitivo de Vega Zamora, executive chairmen of the Reinsurance and Assistance Units, have joined the Executive Committee of SISTEMA MAPFRE.

- A new area has been created, which will cover financing, accounting and management control, and will include a committee in charge of the analysis and valuation of potential acquisitions, as a preliminary step towards the final decision by the relevant governing bodies. This area reports to Mr. Domingo Sugranyes Bickel, who retains his present position as the Executive Vice-Chairman of CORPORACIÓN MAPFRE and Chairman of the Information Technology Unit, and will be managed by Mr. Ricardo Blanco Martínez, who has also been appointed Managing Director of CORPORACIÓN MAPFRE.

- Mr. José Manuel Muries Navarro retains the position of Manager of the Audit Department, which has been raised to the status of a General Management position. Mr. Antonio Núñez Tovar has been appointed Vice-Chairman of the Human Resources Unit of SISTEMA MAPFRE, a position that he will hold simultaneously with his present functions in MAPFRE AMÉRICA and MAPFRE AMÉRICA VIDA.

On the other hand, the Chairman of SISTEMA MAPFRE has taken on personally the supervision at the highest level of the Territorial Structure Unit, to underline its importance within MAPFRE and optimise the structure of the Territorial Organisation in Spain, in accordance with the present scale of MAPFRE and its new position as a group with a multi-channel distribution network.

The following are the most important changes introduced in the Operating Units:

- Mr. Carlos Llaneza Aller, until then Chairman of MAPFRE in Argentina, has been appointed as the new Deputy General Manager of MAPFRE MUTUALIDAD and member of its Executive Committee, to promote the development of Motor Insurance and of the new ancillary services for motorists.

- An extensive restructuring has been carried out in the General Insurance Unit. Mr. Filomeno Mira Candel has been appointed Chairman of the Unit, taking over from Mr. Rafael Galarraga Solores, who retired at his own request at the beginning of 2003. Mr. Angel Alonso Batres has been appointed Chairman of the Executive Committee of the Unit and Managing Director of MAPFRE SEGUROS GENERALES, while Mr. Ignacio Baeza Gómez has taken up the general management of the Unit, and has been appointed Chairman of subsidiaries MAPFRE GUANARTEME (where Mr. Javier del Río Martín has been appointed General Manager) and MAPFRE FINISTERRE (where Mr. Guillermo García Castellón has been appointed Vice-Chairman, and Mr. Fernando Segura Rodríguez Managing Director).

- The creation of a new Commercial Insurance Unit, formed by MAPFRE INDUSTRIAL and MAPFRE CAUCIÓN Y CRÉDITO. Mr. Filomeno Mira Candel has been appointed Executive Chairman of this new Unit, and Chairman of the Boards of Directors of the aforementioned subsidiaries, taking over, respectively, from Mr. Rafael Galarraga Solores, and from Mr. Manuel Cisneros Guillén, who also retired at the end of 2002. Mr. Juan Manuel Gironella García, until then Chairman of MAPFRE in Mexico, has taken up the position of Vice-Chairman of the Executive Committee of this Unit, Vice-Chairman of MAPFRE CAUCIÓN Y CRÉDITO, and Managing Director of MAPFRE INDUSTRIAL. Mr. Luis Santamaría Campuzano has been appointed Managing Director of the former, and Mr. José Luis Calvo López General Manager of the latter.

- The unification of the governing bodies and senior management of MAPFRE AMÉRICA and MAPFRE AMÉRICA VIDA, as a preliminary step towards a possible future merger of both holding companies. Mr. Santiago Gayarre Bermejo has been appointed Executive Chairman of both companies, and his goal will be to achieve a high level of co-ordination and exploitation of synergies among all the direct insurance companies that operate in each country of the American continent where MAPFRE has a presence.

  Mr. Rafael Casas Gutiérrez, previously Chairman of LA SEGURIDAD (Venezuela), has been appointed Managing Director of both holding companies, whose General Managers are Mr. Antonio Núñez Tovar (strategic development of subsidiaries, supervision of governing bodies and human resources), Mr. Francisco Bravo García (underwriting, finance and administration), and Mr. Rafael San Martín Fernández (Life and personal insurance).

  Finally, Mr. José Ramón Tomás Fores has been appointed Executive Chairman of MAPFRE in Mexico, Mr. Diego Sobrini General Manager of MAPFRE ARGENTINA, Mr. Aristóbulo Bausela General Manager of LA SEGURIDAD (Venezuela) and Ms. Victoria Eugenia Bejarano Vice-Chairman of MAPFRE SEGUROS GENERALES DE COLOMBIA and MAPFRE COLOMBIA VIDA.

- The appointment of Mr. Juan Antonio Pardo Ortiz as Managing Director of MAPFRE RE, and of Mr. Pedro Macedo as General Manager of the same unit.

This restructuring has been completed by three appointments in the Territorial Organisation in Spain to cover the positions left vacant by the retirement of Mr. Manuel Lorente, General Manager of the Catalonia I Regional Sub-centre, and the appointment of Mr. Ignacio Baeza at MAPFRE SEGUROS GENERALES, and Mr. José Ramón Tomás Fores in Mexico. They have been substituted by Mr. Juan Manuel Inchausti, as General Manager of Catalonia I, Mr. Javier del Río, as General Manager in the Canary Islands, and Mr. Juan Pedro Burdiel, as General Manager in Galicia, respectively.

- **Service for policyholders and customers**

The focus on ensuring that policyholders and customers receive high quality service and are treated with maximum fairness is one of the overriding institutional principles of SISTEMA MAPFRE, and all companies that belong to it use their best endeavours to make sure this principle is fulfilled.

A fundamental contribution to the compliance with this principle comes from the activity of the Committee for the Defence of the Policyholder, which was created by MAPFRE in 1984. In 2002, this Committee took care of, and resolved a total of 1,817 complaints, without any cost to policyholders and with complete independence from the governing bodies of MAPFRE. In addition, in its annual activity report for this fiscal year, the Committee made several recommendations, which will lead to improvements with respect to the following points:

- Strict compliance with the procedure established in the policies for setting renewal premiums, with particular attention to the established notice period, during which the annual premium for the following year should be communicated to the policyholder.
- Improvements, and shorter lead times, in the conveyance to the Committee of the necessary information, in order to solve complaints more quickly, in accordance with the provisions of Law 44, of 22 November 2002, on Reform Measures for the Financial System.
- Application of more favourable criteria for policyholders in the interpretation of certain exclusions from cover in Legal Defence.
- Adaptation of the definitions and concepts used in the general conditions of the policies of MAPFRE FINISTERRE and MAPFRE CAJA SALUD to those used by the other entities of SISTEMA MAPFRE.

At the end of 2002 Mr. Federico Carlos Sainz de Robles retired from his position as a member of the Committee for the Defence of the Policyholder, having reached the maximum age limit. This vacancy was filled by the appointment of Mr. Antonio Herrero Echevarría, lawyer and judge on leave of absence from the Supreme Court.

◦ Strategic alliance with CAJA MADRID

The consolidation of the strategic alliance signed with CAJA MADRID in 2000 has continued during 2002. The co-operation between the respective networks of each company in the distribution of insurance and banking products increased considerably, providing a decisive contribution to the achievement of the outstanding results for this fiscal year.

The volume of insurance premiums contributed by the CAJA MADRID network in 2002 was € 1,205.3 million, while the volume of banking operations contributed by the MAPFRE network was € 296.5 million. Both figures provide evidence of the progress made in this area.

◦ Human resources

The significant effort devoted once again to training managers and employees deserves to be mentioned. During fiscal year 2002, 211,000 hours of training were given, with an average of 22 hours per employee. The amount spent on this activity was equivalent to 1.12% of the total wages bill.

The International Management Training Centre, created in June 1999, organised forty-nine residential seminars with a total of 1,194 class hours attended by 812 middle and senior managers from different units and companies of SISTEMA MAPFRE, both in Spain and abroad.

Since 2001 a new gradual training programme for young employees with potential is being developed through modules spread over a period of one year and a half, taught to groups of twenty people. In 2002, seven modules were taught with a total of 432 class hours and 124 participants. A specific residential programme for executive secretaries, as well as a course for trainers, were also carried out.

On a separate note, once the design of the Integrated Management by Competence Plan was finalised, a test run took place in the Canary Islands, which gave the first results concerning the level of adaptation of 240 employees to their jobs. This test run evidenced a high level of satisfaction among those involved, as well as a high or satisfactory level of adaptation to the position for over 95% of the participants.

This model will be gradually introduced in other areas of SISTEMA MAPFRE throughout 2003.

On 21 February 2002, the first Collective Wage Agreement of the MAPFRE Insurance Group was signed with unions Comisiones Obreras and CIG. This agreement made it possible to update and structure the labour relations policy of SISTEMA MAPFRE, which reflects shared principles and goals.

Among the immediate consequences of the signing of the Collective Wage Agreement, a process of professional regrading of the staff of the Group was carried out, which required an adaptation of the technical criteria set forth in the Insurance Sector Agreement to the specific situation of MAPFRE and a modification of professional status or salary for 2,885 employees, at an estimated cost of € 4.25 million.

The activities of the Department for the Prevention of Occupational Hazards have continued as usual. The accidents frequency index declined by 2.15% over 2001, the severity index by 0.05% and the incidence index by 3.85%. The average duration of disability declined by 1 day.

The steady decrease in these indices of occupational losses is the result of a series of preventive measures implemented after individual studies of each occupational accident, as well as of the proposed measures to reduce employee absenteeism.

In October 2002 a new Human Resources Management tool called 'Employee Self-service' was added. This new web-based tool, accessible through the Employees' Portal, allows employees to: access on-line information related to their job; modify directly their professional and personal data; browse remuneration figures and information related to their position.

This tool, which could be accessed by 92% of the employees in Spain by the end of the fiscal year, represents a clear improvement in internal communication, guarantees updated and precise information, and contributes to simplifying and reducing administrative and bureaucratic processes by optimising the usage of the resources devoted to these tasks and improving Human Resources management.

In May 2002, a survey was carried out among all the employees of the Group in Spain in order to perform a statistical analysis of the situation of internal communications in all Companies and Units in Spain.

The survey revealed the highly positive opinion of the majority of the employees (93%) with respect to the management of Internal Communications in MAPFRE, improving on the score obtained in the Survey on the Work Environment carried out in 1999, and emphasised in particular the quality of the work done in this field (89% of respondents).

In fiscal year 2002, 'Plan MAPFRE Net' was implemented, allowing the employees of SISTEMA MAPFRE to install in their homes a computer connected to the Internet through an ADSL or similar line at a considerable saving on market prices thanks to a subsidy from MAPFRE and the logical reduction in costs through bulk purchase. The main aims of this Plan are the following:

- Facilitate the individual access of employees to new technology.
- Promote the knowledge of the Internet within MAPFRE and prepare staff for the incorporation of this new medium by providing them with the appropriate tools.

The response to the Plan was very satisfactory: nearly 6,000 people took advantage of the offer (67% of staff).

◦ Internal Audit

At the close of the fiscal year, CORPORACIÓN MAPFRE had six Internal Audit Services in the Operating Units of General Insurance, Life, America, Reinsurance, Assistance and Health and ten Internal Audit Units in the main Latin American countries, which audit CORPORACIÓN MAPFRE and all its subsidiaries. In December, the Audit Committee of CORPORACIÓN MAPFRE approved the creation of a new Internal Audit Service in the Commercial Insurance Unit, which will include MAPFRE CAUCIÓN Y CRÉDITO and MAPFRE INDUSTRIAL.

During fiscal year 2002, 557 audits were performed, with the following breakdown: 250 in Central Services, 160 in the Territorial Organisation, 63 in subsidiary companies and 84 special audits. It must be noted that 159 of these audits were not originally planned and were performed at the request of the Management of the Units.

88% of the recommendations made in internal audit reports have been implemented, a level which can be considered highly satisfactory. The Audit Committee of CORPORACIÓN MAPFRE was informed regularly of the recommendations, as well as of the internal audit reports which were issued.

The 'Auditm@p' software, developed and introduced during 2001 to support audit activities in SISTEMA MAPFRE, is now fully operational and is being used by all auditors, leading to an improvement in the quality of their work, reducing the average time needed to write a report, and allowing to widen the scope of the audits carried out.

The Internal Audit Unit is promoting and supervising the introduction of a formal Risk Management System, in fulfilment of its role as a provider of support to the Organisation. This project will be completed before the end of 2003 with the presentation to the Audit Committees of SISTEMA MAPFRE and CORPORACIÓN MAPFRE of the Risk Distribution Maps of MAPFRE VIDA, MAPFRE SEGUROS GENERALES, VERA CRUZ VIDA E PREVIDENCIA and VERA CRUZ SEGURADORA.

Likewise, a web-based software that will support processes and procedures related to the aforementioned Risk Management System is being developed. This initiative forms part of the ongoing improvement process of the Unit, and will support the development of the Risk Distribution Maps.

Pursuant to the requirement of the *Regulation for the Prevention of Money-Laundering*, the *Commission for the Prevention of Money-Laundering and Monetary Offences* of the Bank of Spain has been informed of the required transactions for the January-December 2002 period.

- **Information technology**

In the area of Information Systems, the activity of the MAPFRE companies has been focussed on consolidating their investments and continuing the development begun in 2001.

However, it has been deemed necessary to expand some equipment, particularly the capacity of the mainframe of SISTEMA MAPFRE, and the back-up and data protection systems, due to the increasing volume of operations handled by the information systems. MAPFRE VIDA has installed a new and more powerful mainframe to cover the needs of its business. MAPFRE SEGUROS GENERALES has installed a large capacity computer in its EDP Centre to deal in real time with the claims reported to its call centres.

As in 2001, development activities focussed on designing and creating applications to manage claims and provide service to policyholders. Significant progress has been made in this area through the implementation of technologies such as digital documents management and image processing, combined with Internet communications protocols.

The investment made in 2001 in information technology solutions for the distribution of insurance products through external channels entered into production in 2002 for the products of MAPFRE VIDA sold through the branches of CAJA MADRID. The development and testing of the products of MAPFRE SEGUROS GENERALES designed for distribution through CAJA MADRID was completed in 2002, and their roll-out began after the close of the fiscal year.

With respect to the internal use of new technologies, it is worth mentioning the new functions added to the Intranet, managed by MAPFRE INTERNET, which include dedicated content for internal operations such as directories, regulations, automated management of human resources and information on products and services.

The information technology services for the network of direct branches, delegations and agents were reinforced during 2002 through the connection of 521 offices to ADSL lines. In order to manage the expected increase in the load produced by these and other services, the capacity of the Internet connection of the common EDP Centre has been doubled.

The capacity of data transmission lines has also been increased in those branches, which needed it due to the increase in their business volumes. In 2002, the number of branches connected to the MAPFRE Corporate Communication Network (RCCM) increased by 97 to 498. In addition, 188 new automated customer service points were installed in the agents network. Continuing with the plans of previous years, telecommunications systems have been renewed, extending the use of the ISDN technology to 200 direct branches and 46 delegations, with an increase of 28 direct branches and 20 delegations during the year, yielding significant operational and economic improvements.

During 2002, the MAPFRE Portal (www.mapfre.com) offered new services to current and potential customers. Information regarding products, services, the branch network and other has been completed and renewed, including software that enables an interactive selection of covers and options, as well as the pricing of insurance. A service, which allows to apply for new policies has also been introduced and the MAPFRE Internet Branch (O.I.M.) is currently in its initial stage of development.

The Information Technology strategy is based on an evolution of its criteria towards adopting thoroughly tested modern standards, embedding the capability to integrate different distribution channels, achieving the flexibility to apply the different technologies where they are most effective, and searching for synergies within a decentralised structure. To this effect, plans have been drawn up to allow the different units to boost the operational capacity of their information technology systems, thus enabling them to implement the technological changes they require with a high level of autonomy and the flexibility demanded by the market, within a rational cost policy. In order to implement these plans, organisational measures were taken in 2002, which include the reinforcement of information technology resources in the Units and a rationalisation of common services.

◦ Territorial structure

At the end of fiscal year 2002, the branch network in Spain was comprised of 346 direct branches and 2,110 delegations. Moreover, there were 190 branches of MAPFRE FINISTERRE, which are being gradually integrated into the MAPFRE network. Throughout the year, the structure has been adapted to the regional presence needs of SISTEMA MAPFRE, maintaining virtually the same number of direct branches in operation as at the beginning of the year. A total of 21,359 tied agents and 2,608 brokers work together with this network, a figure which is also similar to previous years.

Several initiatives to support, extend and consolidate the territorial organisation have continued to be carried out during fiscal year 2002, among which the following must be noted:

- The 'New Delegates' programme, attended by 217 agents.
- The 'Sistema Mapfre Integrated Agent' programme, joined by 191 new agents, with an economic investment similar to the previous year.
- Training programmes for the agents network, through which 8,615 agents participated in various training initiatives. The training of 1,640 new agents must be underlined, given its importance for the future.

An opinion survey was carried out in the Agents Network in order to follow up and update the survey of 2000. A complete set of information about territorial areas was obtained, which will define the support strategies for the network in the next few years.

On a separate note, the MAPFRE Agents took part in the 2nd Agents Training Contest organised by ICEA and UNESPA, obtaining a considerable number of awards, and confirming the satisfactory professional standards of our agents.

◦ Advertising

Independently of the specific advertising campaigns of the different subsidiaries, at the beginning of 2002 a new Institutional Advertising Campaign of the MAPFRE brand was carried out with a wide coverage through national and regional television channels, as well as through several radio stations, and through press advertisements in Sunday supplements.

This effective campaign, which serves as a framework for future advertising campaigns of individual companies and products, has managed to maintain the high level of awareness of the MAPFRE brand, as shown in the results of the omnibus survey carried out by ICEA for the insurance sector and other awareness surveys in the financial and insurance sector, such as IOPE:

- Spontaneous awareness of MAPFRE: leader in its sector, with 65.3% of those polled mentioning the brand spontaneously.

- First brand to be mentioned: MAPFRE is mentioned as the first brand by 30% of those polled.

- Suggested awareness: MAPFRE is known by 96.1% of those polled.

- Spontaneous memory of an advertisement: also led by MAPFRE with 53.7%.

- In the ranking of the insurance and financial sector, MAPFRE is always present among the top ten brands, holding on average the fifth position, and the first one in the insurance sector.

◦ **Non-profit activities**

The sense of social responsibility is one of the basic operating principles of MAPFRE. The governing bodies of SISTEMA MAPFRE consider that this principle should inspire all its business activities, as a reflection of the important social function of a group that provides services, which contribute to protecting the material safety and savings of many millions of people.

Moreover, for many years MAPFRE has believed that it has a moral obligation to return part of its profits to society in a tangible way by means of non-profit activities of general interest.

To this effect, SISTEMA MAPFRE has six private foundations, the first of which was created in 1975, which every year carry out a wide range of activities aimed, respectively, at: promoting safety, with particular attention to road safety; supporting research, teaching and the dissemination of scientific knowledge in the field of health, and improving the quality of medicine; fostering the diffusion of arts and literature; promoting business training and research in the field of insurance, safety and business administration; supporting the research and knowledge of the history of Spain, Portugal and the countries with historical connections to the former; and promoting the development and progress of the Canary Islands, by strengthening their culture, their welfare and the education of their people.

Every year, the main entities of SISTEMA MAPFRE contribute a part of their profits to these foundations, whose assets were worth € 37 million at the end of 2002. The amounts contributed in 2002, out of the profits for 2001, amounted to € 12.5 million. The proposed contribution for 2003 amounts to € 18.5 million, out of the profits for 2002.

The amounts devoted by the six foundations to carrying out their activities in 2002 totalled € 16.2 million. The budget for 2003 amounts to € 17.1 million.

The inauguration of the 'Venancio Blanco' Museum of Religious Sculpture was one of the non-profit initiatives worthy of note in 2002. This museum is located in the Palacete Monte del Pilar, headquarters of the FUNDACION MAPFRE ESTUDIOS, and houses a collection of original works of the aforementioned sculptor, conceived and made specifically for the building in which they have been placed.

Corporate governance

CORPORACIÓN MAPFRE and all its units and subsidiaries are governed, in addition to the individual corporate by-laws of each company, by the Code of Good Governance of SISTEMA MAPFRE, approved by the Board of Directors of MAPFRE MUTUALIDAD, parent company of SISTEMA MAPFRE, in its meeting of 20 March 2000 and accepted by the Boards of Directors and senior executives of all companies within SISTEMA MAPFRE. According to this Code:

- The Boards of Directors of the different companies undertake as their main mission, which may not be delegated, the function of general supervision, with a number of subjects reserved for their knowledge, whereas ordinary management is carried out by the Executive Committee of each company.

  The supervision and general co-ordination at the highest level of SISTEMA MAPFRE as a whole is the responsibility of the Board of Directors of MAPFRE MUTUALIDAD and of two delegate committees: the Institutional Control Committee and the Executive Committee of SISTEMA MAPFRE.

  The highest supervisory and decision-making body of the CORPORACIÓN MAPFRE and the supervisory body for all its subsidiaries is the Board of Directors of CORPORACIÓN MAPFRE, whilst management is the responsibility of the management and executive bodies of CORPORACIÓN MAPFRE and the relevant corporate bodies of the aforementioned subsidiaries.

- As of the date of this report, the Board of Directors of CORPORACIÓN MAPFRE is formed by nineteen members, of which fifteen are external (twelve representing the controlling shareholder and three independent). Of the remaining four board members, two are the top executives of the company, another is the chief executive of one of the main subsidiaries and the fourth is the Secretary and Legal Counsel to the Board of Directors of CORPORACIÓN MAPFRE.

  In general, external board members (representatives of the core shareholder and independent members) make up the majority in the boards of directors of the main subsidiaries.

- The Chairman of CORPORACIÓN MAPFRE is an external representative of the controlling shareholder and carries out no executive functions. The chief executive is the First Vice-Chairman, who presides over the Executive Committee. The chairmen of the main subsidiaries are usually their chief executives, however this is not viewed as an excessive concentration of power, since decisions are taken collectively by the Board of Directors and their Committees.

  In CORPORACIÓN MAPFRE, as well as in the Boards of Directors of the main companies of SISTEMA MAPFRE, the position of Second Vice-Chairman is usually occupied by an external board member, who also presides over the Compliance Committee.

  The Secretary of the Board of Directors of CORPORACIÓN MAPFRE is also a board member, and has the appropriate position and means to adequately carry out his function, which is to oversee the formal and actual compliance of the activities of the Board of Directors with legal requirements.

- Both the holding company, MAPFRE MUTUALIDAD, and CORPORACIÓN MAPFRE have Remuneration and Appointments, Audit and Compliance Committees.

  The only executive board members seating on the Remuneration and Appointments Committee, and on the Audit Committee, are the Executive Vice-Chairman and the Secretary of the Board of Directors, the latter as member and secretary. The Executive Vice-Chairman chairs the Remuneration and Appointments Committee. The Audit Committee is chaired by an independent board member. The Compliance Committee is comprised exclusively of outside board members.

  The main subsidiaries of CORPORACIÓN MAPFRE have a Compliance Committee, which ensures the correct application of the rules established in the Code of Good Governance.

- The Board of Directors operates in accordance with the recommendations of the Olivencia Report. Ahead of board meetings, board members receive specifically prepared documentation regarding the main issues included in the agenda, and are entitled to gather as much information as they deem necessary to adequately perform their duties.

  The Board of Directors holds five ordinary meetings per year, while the Executive Committees hold one meeting per month, although this does not preclude any extraordinary meetings as and when deemed necessary. The meeting schedule of the Delegate Committees is adjusted to the requirements of the matters which they oversee.

- The election and re-election of the members of the Board of Directors is carried out by means of a formal and transparent procedure, which includes the relevant proposal by the Remuneration and Appointments Committee of SISTEMA MAPFRE or of CORPORACIÓN MAPFRE, in accordance with the scope of their respective authorities.

- The rights and duties of board members are regulated in detail by the Code of Good Governance and are almost completely in accordance with the reference regulations drawn up by the Stock Exchange Commission.

  The remuneration of board members follows the principle of moderation and consists of a per diem for attendance to board meetings. The members of the Committees and of the Delegate Committees also receive a fixed annual allowance. The annual report provides sufficiently detailed information regarding the remuneration criteria, both for external and executive board members, as well as the total remuneration received by each group of board members.

  The age limit for executive board members is set at 65 years, and at 70 years external board members.

- Interim information and Annual Reports are prepared in accordance with the same criteria and are verified by the relevant Audit Committee.

These Committees also receive information on a regular basis concerning relations with External Auditors and are aware of all the reports and recommendations made by the aforementioned auditors. They are also informed of the reports issued by the Internal Audit Services and of the degree of compliance with their recommendations.

Payments to External Auditors accrued in 2002 by CORPORACIÓN MAPFRE amounted to € 1.7 million, while payments for services not related to the audit amounted to € 0.5 million, a figure that is believed not to compromise the independence of the auditing firm.

The External Auditors made no reservation or qualification on the 2002 Annual Accounts of any company of SISTEMA MAPFRE.

- CORPORACIÓN MAPFRE provides shareholders and institutional investors with comprehensive information about its activities and results, and about those of its subsidiaries. As a listed company, CORPORACIÓN MAPFRE maintains extensive communication with shareholders, institutional investors and market participants, as explained in greater detail in another section of this management report.

  In accordance with the rules set forth in the Code of Good Governance, the Compliance Committees of CORPORACIÓN MAPFRE and its main subsidiaries have assessed the degree of compliance with the Code by their respective companies and issued the corresponding reports to their respective Boards of Directors, and to the Institutional Control Committee of SISTEMA MAPFRE. This committee will in turn present a report in the near future to the Board of Directors of MAPFRE MUTUALIDAD on the degree of compliance with the Code by SISTEMA MAPFRE as a whole.

  All aforementioned reports gave a positive assessment of the degree of compliance, underlining the strongly ethical behaviour of the companies in all aspects considered, as well as the effective supervision and control performed by the Boards of Directors. Likewise, the reports have indicated areas for improvement and made recommendations in that respect.

  Moreover, the Board of Directors of CORPORACIÓN MAPFRE and those of its main subsidiaries made a self-evaluation of the quality and efficiency of their own activity in 2002, by means of a detailed questionnaire filled in by each member with a sufficient degree of anticipation. Their comments and suggestions have been studied by each Board and measures have been taken to improve the quality and effectiveness of their meetings.

Governing bodies

On 2 January 2003, Mr. Florentino Braña Valdés, Second Vice-Chairman of the Board of Directors, retired, having reached the maximum age limit. To cover this vacancy, the Board of Directors, in its meeting held on 12 March 2003, selected Mr. Francisco Ruiz Risueño as a member of the Board of Directors, whose appointment it is submitting for ratification to the Annual General Meeting of Shareholders, as well as for confirmation for the statutory period of four years. Mr. Francisco Ruíz Risueño has also been designated Second Vice-Chairman of the Board of Directors, a position which also entails the Chairmanship of the Compliance Committee, Vice-Chairman of the Management Committee and of the Remuneration and Appointments Committee, as well as Second Vice-Chairman of the Audit Committee.

In the same meeting, Mr. Manuel Jesús Lagares Calvo was appointed as the new Chairman of the Audit Committee. The term for which board members Mr. Luis Hernando de Larramendi Martínez, Mr. Manuel Jesús Lagares Calvo, Mr. Alberto Manzano Martos, Mr. Antonio Miguel-Romero de Olano, Mr. José Manuel Martínez Martínez, Mr. Alfonso Rebuelta Badías, Mr. Pedro Unzueta Uzcanga and Mr. José Manuel González Porro were appointed has expired and their re-election is being proposed for approval to the Annual General Meeting.

Subsequent events

CORPORACIÓN MAPFRE has agreed to take up the shares which correspond to it through preferential rights and which may remain unsubscribed for in the capital increase of € 60 million approved by MAPFRE RE. In this capital increase, which is being carried out in the first quarter of 2003, CORPORACIÓN MAPFRE is transferring to MAPFRE RE the ownership of a unique property located in Paseo de Recoletos, 25 (Madrid), where the reinsurance subsidiary has its headquarters and which has been valued by independent surveyors at € 30 million.

CORPORACIÓN MAPFRE has granted a € 18 million loan to MAPFRE ASISTENCIA, at market rates, of which € 9 million will be capitalised in January 2008 and the remaining 9 million will be amortised over a period of ten years. MAPFRE ASISTENCIA will use these funds to acquire the roadside assistance company ROAD AMERICA, headquartered in Miami, Florida (USA).

The aforementioned investments were financed in January 2003 through an increase in debts with financial institutions for an amount of € 40 million.

The company also agreed to sell its shares in the Tunisian insurance company MAGHREBIA, for a consideration of € 1.6 million. This transaction was carried out in January 2003.

Acknowledgements

As already mentioned in the previous pages, at the beginning of 2003 Mr. Florentino Braña Valdés, Second Vice-Chairman of the Board of Directors of MAPFRE MUTUALIDAD and CORPORACIÓN MAPFRE, retired, having reached the age limit set forth in the Code of Good Governance of SISTEMA MAPFRE. He joined the Board of Directors in 1985 and since then has played an active part in the management of SISTEMA MAPFRE through the various positions he has held in its governing bodies. In 1994 he was appointed member of the Institutional Control Committee and in 1999 Second Vice-Chairman of the Board of Directors of MAPFRE MUTUALIDAD and CORPORACIÓN MAPFRE. The latter positions also entailed those of: Second Vice-Chairman of the Institutional Control Committee and of the Executive Committees of SISTEMA MAPFRE and CORPORACIÓN MAPFRE; Vice-Chairman of the Remuneration and Appointments Committees of SISTEMA MAPFRE and CORPORACIÓN MAPFRE; and Chairman of the Compliance Committees. In all of these positions, Mr. Braña has demonstrated his great interest in MAPFRE, his sound judgement and proven independence.

As already mentioned previously, four senior managers of SISTEMA MAPFRE retired during 2002 and at the beginning of 2003:

- Mr. Manuel Cisneros Guillén, who joined MAPFRE in 1990 and has occupied consecutively with great effectiveness the positions of General Manager of Export Credit (1990-91), Managing Director of MAPFRE CAUCIÓN (1991-2002) and Chairman of the same company (2001-2002).
- Mr. Rafael Galarraga Solores, who, in his long professional career since joining MAPFRE MUTUA PATRONAL in 1968, has held positions of increasing responsibility, first in MAPFRE MUTUA PATRONAL and since 1973 in SISTEMA MAPFRE: Regional Manager and Manager of the sub-headquarters for Central Spain (1973-89), General Manager of MAPFRE INDUSTRIAL (1989), Managing Director of MAPFRE INDUSTRIAL (1989-1992), Chairman and Managing Director of MAPFRE SEGUROS GENERALES (1992) and Chairman of the Territorial Structure Committee (1992-2002).

One of the most significant achievements of his fruitful career is the notable expansion and success enjoyed by the General Insurance Unit of MAPFRE while he served as its chief executive, and his significant contribution over the last twelve years to the co-ordination and strengthening of the Common Network of SISTEMA MAPFRE.

- Mr. Luis Leguina Cebreiros, who joined MAPFRE in 1970, and occupied consecutively, with extraordinary dedication and rigour, the following positions: Manager of the Territorial Organisation (1976-82); Controller General (1982-84); General Control Manager (1984-89); General Manager of MAPFRE MUTUALIDAD (1989-91); Managing Director of MAPFRE MUTUALIDAD (1991-2000); Managing Director of BANCO MAPFRE (1993-1995); Chairman of BANCO MAPFRE (1995-2000); and Chairman of the Functional Units of Information Technology and Services (2000-2002).
- Mr. Manuel Lorente Ruiz, senior member of the Territorial organisation, joined MAPFRE in 1965 and has held consecutively the positions of: Deputy Regional Manager of the Castile Region (1965); Regional Manager of Extremadura (1967); Regional Manager of

Castile (1968); Regional Manager of the Southeast Area (1969); Regional Manager of Catalonia (1972); Manager of the Regional sub-headquarters in Catalonia (1974-1995) and Catalonia I (1995-2002). In all of these areas he has left his mark, characterised by his long-standing defence of what he considered to be in the best interest of MAPFRE.

At the end of 2002, as already mentioned in the previous pages, Mr. Federico Carlos Sainz de Robles retired from his position in the Committee for the Defence of the Policyholder, having reached the maximum age limit. His outstanding personality and enormous prestige as a legal expert need not be underlined here, given his fame. What does need to be remembered is the rigour, independence and dedication with which he has served for fourteen years as a member of the aforementioned Committee.

The governing bodies of CORPORACIÓN MAPFRE feel obliged to give testimony of the valuable contribution of all those mentioned above to the development of MAPFRE and CORPORACIÓN MAPFRE with dedication, skill and loyalty.

On 10 November 2002, Mr. Félix Barrio Andradas, one of the retired veterans of the territorial organisation of MAPFRE, died in Madrid. He joined the company in 1963 and occupied consecutively the positions of: Branch Manager in Palma de Mallorca (1964-65); Regional Manager of Aragon (1965-67); Regional Manager of Navarre (1972); and Manager of the North-Central sub-headquarters (1974-2000). In addition, he was a member of the Board of Directors of MAPFRE MUTUALIDAD (1992-2000) and of the Executive Committee of SISTEMA MAPFRE (1993-2000).

At the beginning of 2003, senior executive Mr. Miguel Castrillo Criado died. He joined MAPFRE in 1989 and held consecutively the position of: Deputy General Manager of the Presidency of BANCO MAPFRE (1989-91); General Manager of the aforementioned Bank (1991-93); and General Manager of MAPFRE SEGUROS GENERALES (1993-2002).

The governing bodies of the CORPORACIÓN MAPFRE wish to note the respect and affection that both men earned from their colleagues both for their personal as well as professional qualities and express the support and affection of CORPORACIÓN MAPFRE to their families.

Targets

The targets for profits growth that CORPORACIÓN MAPFRE had set itself for fiscal year 2002 have been exceeded by a wide margin. Revenue targets were not met, due to exogenous factors (currency devaluations in the Americas, and slowdown of externalisation flows in Spain). Excluding the effect of these factors, revenue growth would have been in line with targets.

The targets of the CORPORACIÓN MAPFRE for the 2002-2005 period are the following:

- Achieve a growth rate of over 10% in Non-life premiums, and of 8% in funds under management (MAPFRE VIDA).
- Maintain a positive technical result in the insurance and reinsurance businesses (combined ratio equal to, or lower than 100% in Non-life insurance).
- Obtain in CORPORACIÓN MAPFRE a return on equity of around 10%, and growing earnings per share.
- Achieve an average annual increase in net profits equal to, or greater than 10% for the consolidated group of CORPORACIÓN MAPFRE in its present structure and for its subsidiaries.

Holding companies

MAPFRE CAJA MADRID

HOLDING DE ENTIDADES ASEGURADORAS *

Governing Bodies

BOARD OF DIRECTORS

Chairman
Alberto Manzano Martos

Vice-Chairman
Elena Gil García

Director-General Manager
Esteban Tejera Montalvo

Members
Matías Amat Roca
Ignacio Baeza Gómez
Ramón Ferraz Ricarte
Santiago Gayarre Bermejo
Sebastián Homet Duprá
MEDIACIÓN Y DIAGNÓSTICOS, S. A.
(represented by Javier María Tello Bellosillo)
Antonio Miguel-Romero de Olano
Filomeno Mira Candel
PARTICIPACIONES Y CARTERA DE INVERSIÓN, S. L.
(represented by Ramón Espinar Gallego)
Mariano Pérez Claver
Domingo Sugranyes Bickel
Enrique de la Torre Martínez

Secretary
José Manuel González Porro

Vice-Secretary
D.ª Isabel Hernando de la Cuerda

MAPFRE CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS S.A. is the company, through which the strategic alliance between SISTEMA MAPFRE and the CAJA MADRID Group in the Life, General and Health insurance businesses has become a reality. These businesses have progressed very satisfactorily during fiscal year 2002.

Key figures

Balance Sheet

- **Consolidated shareholders' equity** stood at € 980.1 million, a 9.2% increase stemming from the capital increase carried out in October 2002 and the result for the year. Minority interests in subsidiaries accounted for € 25.7 million of this figure.



* *MAPFRE VIDA, MAPFRE SEGUROS GENERALES, MAPFRE CAUCIÓN Y CRÉDITO and MAPFRE CAJA SALUD are grouped under this holding company. CORPORACIÓN MAPFRE owns 51% of its shares, whereas CORPORACIÓN FINANCIERA CAJA MADRID owns the remaining 49%.*

- **Funds managed** by subsidiaries (technical reserves, pension funds, mutual funds and equity) reached € 14,101.2 million.

Profit and Loss Account

- The **consolidated revenues** derived from the insurance and reinsurance activities of the Company and its subsidiaries reached € 4,399 million in 2002, of which € 3,693 million corresponded to written premiums.

- The Non-life insurance **loss ratio**, net of reinsurance and including claims handling expenses, reached 65.3% of net premiums earned.

- **General administration, acquisition and other net technical expenses** were equal to 11.3% of net earned premiums.

- The **consolidated profit**, after tax and minority interests, reached € 122.5 million. Its breakdown by company is shown in the following table (figures in million euros):

RESULTS OF SUBSIDIARY COMPANIES	
MAPFRE VIDA	*103.1*
MAPFRE SEGUROS GENERALES	*95.2*
MAPFRE CAUCIÓN Y CRÉDITO	*7.1*
MAPFRE CAJA SALUD	*13.8*
TOTAL	*219.2*
HOLDING COMPANY RESULTS	*82.7*
Consolidation adjustments	*(86.7)*
Amortisation of goodwill and portfolio acquisition costs	*(24.4)*
RESULT BEFORE TAXES AND MINORITY INTERESTS	*190.8*
Taxes	*(63.0)*
RESULT AFTER TAX	*127.8*
Minority interests	*(5.3)*
NET RESULT	*122.5*

Main activities

- During fiscal year 2002, the Company invested € 60.1 million in the capital increase approved by MAPFRE SEGUROS GENERALES in fiscal year 2001, which was used to finance the acquisition of MAPFRE FINISTERRE.

  This investment was financed by a capital increase of € 60 million carried out in October 2002, which was paid in cash by CORPORACIÓN MAPFRE and CORPORACIÓN FINANCIERA CAJA MADRID in proportion to their respective shareholdings in the Company.

- On 19 December 2002, the Comisión Nacional del Mercado de Valores (the Spanish Securities and Exchange Commission) approved an exclusion buy-back offer presented by MAPFRE VIDA. The bid was for 257.696 shares, equivalent to 0.72% of the share capital. In January 2003 the term for the offer expired, and was accepted by the holders of 66.36% of the shares it was directed at (171,010 shares). After settlement on 30 January 2003, the shares of MAPFRE VIDA were delisted from the official stock exchanges on 3 February 2003.

Targets

The Company has set itself the following general targets for the 2003-2005 period:

- Achieve by 2005 a consolidated volume of premiums of € 4,137.3 million, excluding inflows from the externalisation of corporate pension commitments, against € 3,373.6 million in 2002.

- Achieve by 2005 a profit before tax and amortisation of goodwill and portfolio acquisition costs of € 313.5 million, against € 215.1 million in 2002.

- Achieve by 2004 a profit after tax and minority interests equal to 3.9% of revenues, against 2.9% in 2002.

- Continue with the policy of acquiring insurance companies in order to consolidate a distinguished leading position in the Iberian Peninsula.

- Optimise the results of the alliance between MAPFRE and CAJA MADRID.

Balance Sheet Summary

ASSETS	2002	2001	2000	LIABILITIES	2002	2001	2000
Intangible assets and start-up expenses	410.0	434.2	296.3	*Capital and reserves*	831.9	755.3	695.5
				Net result	122.5	110.6	44.4
Investments	9,661.5	7.982.5	6,091.3				
				Minority interests	25.7	31.9	38.1
Participation by reinsurance in technical reserves	330.2	262.8	216.0	*Technical reserves*	9,923.1	8,171.1	6,432.5
Credits	548.4	469.4	402.2	*Deposits received on ceded reinsurance*	97.8	77.0	66.4
Other assets	1,310.2	1,303.1	1,155.5	*Other liabilities*	1,259.3	1,305.9	884.4
TOTAL ASSETS	**12,260.3**	**10,452.0**	**8,161.3**	**TOTAL LIABILITIES**	**12,260.3**	**10,452.0**	**8,161.3**

Figures in € million.

Profit and Loss Account

ITEM	2002	2001	2000
DIRECT INSURANCE AND ACCEPTED REINSURANCE			
Earned Premiums	3,580.0	3,641.5	1,754.7
Claims incurred	(1,919.9)	(1,786.8)	(774.7)
Other technical expenses	(1,822.8)	(2,055.6)	(1,058.0)
RESULT DIRECT INSURANCE AND ACCEPTED REINSURANCE	(162.7)	(200.9)	(78.0)
CEDED AND RETROCEDED REINSURANCE			
Premiums and variation in non-earned premium reserves	(322.2)	(222.1)	(91.7)
Claims paid and variation in the outstanding claims reserve	182.8	134.9	61.9
Variation in other tehcnical reserves and commissions and participations	87.6	73.7	31.2
RESULT CEDED AND RETROCEDED REINSURANCE	(51.8)	(13.5)	1.4
OTHER TECHNICAL RESULTS			
Income and expenses from investments	433.9	400.1	132.4
Other technical income and expenses	(34.8)	(29.2)	(11.9)
OTHER TECHNICAL RESULTS	399.1	370.9	120.5
RESULT OF THE LIFE AND NON-LIFE TECHNICAL ACCOUNTS	184.6	156.5	43.9
RESULT NON-TECHNICAL ACCOUNT			
Income and expenses from investments	19.4	22.9	13.1
Amortisation of goodwill	(19.3)	(12.5)	(8.5)
Other non-technical income and expenses	5.8	9.4	16.5
Extraordinary result	0.3	(3.4)	2.3
RESULT OF THE NON-TECHNICAL ACCOUNT	6.2	16.4	23.4
RESULT BEFORE TAX AND MINORITY INTERESTS	190.8	172.9	67.3

Figures in € million.

Operating Units and Companies

Companies Operating Primarily in Spain

Governing Bodies

BOARD OF DIRECTORS	Executive Committee	Compliance Committee
Executive Chairman		
Sebastián Homet Duprá	Chairman	•
First Vice-Chairman		
M.ª Jesús Fernández Antón	First Vice-Chairman	•
Second Vice-Chairman		
Pedro Unzueta Uzcanga	Second Vice-Chairman	Chairman
CEO		
Víctor Bultó Millet	Member	•
Members		
Ramón Espinar Gallego (1)	•	•
Rafael Fontoira Suris	•	Member
Santiago Gayarre Bermejo	Member	•
Luis Hernando de Larramendi	Member	•
Manuel Jesús Lagares Calvo	•	Member
Alberto Léndez Dompedro	•	•
Alberto Manzano Martos	Member	•
Francisca Martín Tabernero	•	Member
Antonio Miguel-Romero de Olano	•	•
Filomeno Mira Candel	Member	•
Mariano Pérez Claver	•	•
Francisco Ruiz Risueño	Member	Member
Esteban Tejera Montalvo	•	•
Carlos Vela García-Noreña	•	•
Secretary		
M.ª Presentación Ataz Orihuela	Secretary	•
Vice-Secretary of the Executive Committee		
Luis María Polo Rodríguez		



(1) Representing PARTICIPACIONES Y CARTERA DE INVERSIÓN, S. L.


MAPFRE VIDA

MAPFRE VIDA Head Office (Madrid).

2002 has been another difficult year for the entire financial industry, both in Spain and abroad. The slowdown in the economic recovery of the United States, the lack of any clear indication about the direction of economic growth in the euro zone, the slow recovery of corporate results and an international environment with few moments of calm have been, among others, the elements that have determined the weakness and the negative performance of financial markets in 2002.

In an environment characterised by historically low interest rates, central banks did not ease their monetary policy until the end of the year with the aim of stimulating growth in the next few quarters. On the other hand, the dollar has undergone a significant depreciation with respect to the euro, particularly in the second half of the year. Within this negative international context:

- Life Insurance has again managed to overcome a difficult year with results that may be considered satis-

* *This Operating Unit is formed by MAPFRE VIDA and its subsidiaries MAPFRE INVERSIÓN S.A., MAPFRE INVERSIÓN DOS SGIIC, MAPFRE VIDA PENSIONES.*

factory. According to initial estimates supplied by the Research Cooperative of Insurance Companies (ICEA), funds under management in technical reserves have grown 12.7% compared to 2001, up to almost € 100,800 million. This figure puts Life Insurance in a favourable position compared to the majority of financial and savings instruments in the country, which have suffered to a greater extent from the impact of an unfavourable situation in the financial markets.

In the area of personal insurance, the most successful products have continued to be those that guarantee a fixed rate of interest, which represent an attractive alternative for small and medium investors in the current uncertain financial context. Term life insurance has continued on its clearly expansionary trend to expand with an approximate growth rate of over 15%.

Such a favourable evolution of Life Insurance has been allowed to some extent by the business derived from the externalisation of the pension commitments that companies have with their employees. The deadline to close most of the transactions derived from this legal obligation was November last year, and it led a significant amount of activity in this market during the last months of 2002, particularly in the small and medium enterprises sector, since most large companies had already closed the majority of their transactions. Another distinguished aspect of 2002 was the continuation of the concentration process that this sector has been undergoing over the last few years, to the extent that the ten largest Life insurance companies in Spain accounted for 69% of the total volume of business.

- The mutual funds industry has had to face another highly unfavourable period. A difficult financial environment and numerous geopolitical uncertainties have led to a general crisis of confidence among investors, leading to negative performances of the Stock Exchanges for the third consecutive year.

In Spain, total assets under management in mutual funds fell 3.9% during the year, ending at € 170,814 million, and the number of holders decreased 4.2% to 7.14 million. Nevertheless, the more conservative funds increased their assets under management significantly, with growth rates of 23% in short-term fixed income funds, and 22% in money market funds. Equity funds suffered the most, with a 31% decrease in funds under management, while mixed funds fell 26% and guaranteed funds 10%.

Equities as a whole have continued to lose importance in the investment portfolios of mutual funds and currently account for 13% of the total, against almost 20% at the end of 2001. As a consequence, fixed income increased its weight considerably, up to 84% of the total.

In 2002, the weight of international assets in investment portfolios has continued to increase, reaching already 51% of the total, mainly due to the significant increase of the weight of fixed income from the euro zone.

- The performance of Pension Funds has been rather more positive. At the end of 2002, their assets amounted to € 48,142.5 million, a 9.8% increase over the previous year. The number of participants grew 11.9%, to over 6.5 million, of which 5.8 million belong to the individuals' pension system, and 0.7 million to the employers' pension system.

The assets under management in the employers' pension system have experienced the most significant growth, increasing 12.6% to € 21,211.5 million, as a consequence of the process of externalisation of corporate pension commitments. The assets under management in the individuals' pension system reached € 26,206.4 million and those in the associated system decreased 6.8% to € 724.7 million.

In this market environment, MAPFRE VIDA and its subsidiaries MAPFRE INVERSIÓN and MAPFRE VIDA PENSIONES have had a positive year, overcoming very favourably the problems that have affected the majority of financial institutions in our economic area.

Key figures

Balance Sheet

- The **total volume of funds under management**, which include technical reserves, funds under management in mutual and pension funds, and the shareholders' equity of the company, increased 11% to € 12,871.8 million.

- **Total assets** reached € 9,902.4 million, a 17.4% increase over the previous year.

- The **investment portfolio** had a book value of € 9,454.3 million, a 17.7% increase over fiscal year 2001.

- The **coverage of technical reserves** showed a surplus of € 829.7 million and the solvency margin was equal to 199.4% of the minimum legal requirement.

Profit and Loss Account

- **Consolidated revenues** reached € 2,849.5 million, of which 2,229.6 million corresponded to premiums written (which grew 9.4% excluding special externalisation transactions), equivalent to a growth rate of 13.5%, excluding the effect of such special transactions.

- **Internal and external management expenses** were equal to 5.9% of premiums written, net of special externalisation transactions, compared to 5.6% the previous year.

- The **consolidated profit** reached € 102.7 million, before tax and minority interests, an increase of 7.1% over the previous year. After tax and minority interests, profit stood at € 75.9 million, an 8.6% increase over 2001.

Main activities

- ***INSURANCE ACTIVITY***
  - Agents channel

The volume of savings managed by the agents channel, represented by technical reserves, stood at € 5,376.1 million as of 31 December, a 13.4% increase over 2001.

Premiums written during the accounting period reached € 794.3 million, an 11.7% increase over the previous year, being equal to 112.1% of the amount budgeted for the year.

Investments

ITEM	2002		2001		2000	
	Book value	Market value	Book value	Market value	Book value	Market value
Real Estate	*217.2*	*386.1*	*217.6*	*364.8*	*231.6*	*366.9*
Fixed-income securities	*7,449.0*	*8.038.5*	*5,916.8*	*6,212.6*	*4,254.2*	*4,416.4*
Financial investments in capital	*223.3*	*220.9*	*208.3*	*242.4*	*170.0*	*214.0*
Investment fund units	*986.4*	*995.1*	*1,161.4*	*1,254.3*	*931.2*	*1,055.1*
Cash	*144.7*	*144.7*	*66.8*	*66.8*	*121.5*	*121.5*
Other investments	*433.7*	*472.6*	*457.6*	*464.4*	*377.8*	*383.2*
TOTAL INVESTMENTS	**9,454.3**	**10,257.9**	**8,028.5**	**8,605.3**	**6,086.3**	**6,557.1**

Figures in € million.

Book value of Investments



10,000
9,454.3
8,028.5
7,449.0
6,086.3
5,916.8
4,254.2
1,894.1
1,783.1
1,600.5
231.6
217.6
217.2
2000
2001
2002
Real estate
Fixed-income securities
Other investments
Total investments

Figures in € million.

These figures show the highly positive evolution of the insurance business. Despite the difficulties faced by financial markets, the Company has managed to adapt its product portfolio flexibly, putting more emphasis on products with guaranteed returns at competitive rates, among which single premium insurance products for individuals, such as the 'Millón Vida' and the new 'Renta Más' product, whose sales have increased by 50%, stood out.

The sales of term life and accident insurance products also recorded an excellent development throughout the year, with a growth rate of over 60%. These figures confirm the potential for these products in the Spanish market and open up new opportunities for the Company in this type of insurance.

Finally, the importance of group products in the activity of the agents network should be noted. These products have progressed significantly throughout the year and particularly during the last few months, as a consequence of the deadline for the externalisation of corporate pension commitments. These factors have contributed to the outstanding growth in the sales of group products through the Mapfre Vida network, with an increase in premiums of 23.2% with respect to the previous year, consolidating the weight of a business line that has represented more than 20% of total new business in 2002.

- CAJA MADRID channel

The volume of savings managed through the CAJA MADRID network, represented by technical reserves, stood at € 3,810 million as of 31 December, a 23.7% increase over 2001.

Premiums written reached € 1,114.9 million, a 7.9% increase over the previous year, being equal to 168.2% of the amount budgeted for the year.

These exceptional results are supported by the significant level of production achieved in insurance savings products for individuals. This is particularly evident in the case of 'Renta Inversión', a product that is now firmly established in the branches of CAJA MADRID due to its unique combination as a long-term product with a competitive guaranteed rate of return, additional risk benefits and a favourable tax treatment.


Solvency Margin
900
810.6
291.3
820.1
325.8
803.1
402.7
2000
2001
2002
Solvency margin
Minimum legal requirement
Figures in € million.

Similar to 2001, in 2002 the sale of savings and retirement insurance products with guaranteed rates of return have compensated for the drop in sales of unit-linked multi-fund insurance products caused by the crisis in equity markets, which has been made deeper by the announcement of tax changes that eliminate the exclusive nature of the tax exemption on fund transfers enjoyed by these products.

The performance of term life insurance has been positive, with total premiums of € 20.5 million, a 17.4% increase over 2001. Accident insurance premiums, which began to be sold in February and ended the year with a portfolio of 35,966 policyholders, must be added to this figure.

- Special externalisation transactions

New business obtained in 2002 through large externalisation transactions amounted to € 320.4 million, a decrease over the previous two years, during which most of the largest transactions carried out in the country took place.

MUTUAL FUNDS

MAPFRE INVERSIÓN closed fiscal year 2002 with a volume of funds under management of € 1,968.7 million and a total of 106,435 holders.

As for the sector as a whole, the assets of more conservative funds performed well with a growth rate of 19.8% in fixed income funds and 8.3% in money market funds. However, there was a significant drop of 38.7% in assets under management in equity funds,


Coverage of Reserves
10,000
6,553.7
5,873.3
8,441.8
7,617.9
9,823.9
8,994.2
2000
2001
2002
Qualifying assets
Reserves to be covered
Figures in € million.


Funds under Management
14,000
9,083.8
11,591.5
12,871.8
2000
2001
2002
Figures in € million.

as well as in mixed and guaranteed funds, which fell by 25.4% and 13.7%, respectively.

Upon renewal of their respective guarantees, which expired during the year, three guaranteed funds were marketed with particular success: FONDMAPFRE INTERNACIONAL GARANTIZADO FIM, FONDMAPFRE INTERNACIONAL GARANTIA II FIM and FONDMAPFRE BOLSA GARANTIZADO II FIM. The first two funds are linked to the Eurostoxx 50 and Standard & Poor's 500 indices, while the third fund is linked to the Eurostoxx 50, Standard & Poor's 500, SMI Swiss Market Index and FTSE 100 indices.

The sale of mutual funds FONDMAPFRE BOLSA ASIA FIMF and FONDMAPFRE MULTISELECCION FIMF also began in 2002.

- **PENSION FUNDS**

Funds managed by MAPFRE VIDA PENSIONES grew considerably, reaching the amount of € 1,343 million, a 10.4% increase over the previous year. The sale of two new funds, MAPFRE AMÉRICA PENSIONES FP and MAPFRE EUROPA FP, began in 2002. Both are equity funds, which invest in the American and European markets.

Of total funds under management, those pertaining to the defined contribution system reached a volume of € 679 million, a 16.8% increase over fiscal year 2001. Of this amount, € 611 million corresponded to the individuals' pensions system, which grew 17.8% over the previous year, and the remaining € 68 million to the employers' pensions system, which grew 12.4% with respect to 2001. The assets of the defined benefit plan managed by the company amounted to € 664 million, a 4.5% increase over the previous year.

The number of holders reached the figure of 112,118, a 25% increase over 2001. 97,421 of these holders belong to the individuals' pension system, and 14,697 to the employers' pension system.

With these figures MAPFRE VIDA PENSIONES has consolidated its ninth position among Spanish pension fund managers.

Stock exchange performance

At the end of the year, the exclusion buy-out offer for the shares of the Company announced the previous year was presented, offering a price of € 32.95 per share. On 3 February, after the end of the period of acceptance and the settlement of the buy-out, the shares of the Company were delisted.

Projected performance

Despite the uncertainty caused by the war in Iraq, 2003 may mark the transition towards a gradual change of tendency in stock exchanges. However, the volatility and risk premium will remain high during the first few months of the year, as the first figures to be published are likely to show weak growth and uncertainty regarding corporate results, both of which are basic elements for the future behaviour of markets.

At a macroeconomic level, there are signs of a gradual recovery in all geographical areas. Interest rates should be approaching the end of the downward cycle and corporate results should become more solid as the year goes by.

- **INSURANCE ACTIVITY**

In this context, during the first months of the year the greatest part of Life Insurance sales will come from guaranteed interest rate products. The success of the new types of savings products will depend to a great extent on the performance of financial markets throughout the year.

The marketing of the new Insured Pension Plans (PPAs), which are characterised by a favourable tax treatment, should mark the beginning of a new and promising phase in the sale of life insurance in our country, which should reinforce the position of insurance companies in the national savings and retirement market.

Based on the positive results obtained in 2002 and on its leading position in the sector, the Company faces the new year with new commercial strategies for its two distribution channels and will carry out the necessary improvements and updates in its platforms and managements systems in order to provide adequate support for the increase in business volumes over the next few years, increase the efficiency of the administration and management areas, and enhance the quality of services provided to customers and to the distribution network.

In 2003, the agents channel will complete its strategy based on the offer of a complete range of insurance and financial products, adopting new sales techniques aimed at optimising the performance of its network of advisors and agents. Among other aspects, this 'productivity strategy' aims to rationalise the structure of the Mapfre Vida distribution network and streamline its hierarchical model, whilst at the same time adapting the variable compensation system for the various sales professionals, so that it stimulates and rewards to a greater extent the achievement of large production targets and promotes the consolidation of sales teams.

The new business budget points to an increase of 10% over the significant volume obtained in 2002 through the network of advisors, branches, agents and delegates of SISTEMA MAPFRE.

Premiums written in 2003 through the CAJA MADRID channel are projected to be well below the volume achieved in the previous fiscal year. Such expectation is based on two factors: the exceptional volume of savings gathered last year through the sale of products with guaranteed rates of return, supported by a term structure of interest rates, which was attractive for long-term savings; and the deep contraction in the sales of equity-linked products. Nevertheless, in the first two months of 2003 the sales of savings insurance products have remained at considerable levels. The sales of term life and accident insurance products are expected to be boosted by the launch of new products, which are not linked to financial transactions.

The Company intends to reinforce the dedicated sales support team for the CAJA MADRID network, to co-operate intensively in the training of its employees, and to update the range of products specifically designed for distribution through the branches of the Bank.

- **MUTUAL FUNDS**

The reduction from 18% to 15% in the tax rate applicable to capital gains on investments held for more than one year and the exemption from capital gains tax arising on transfers between funds represent factors, which should contribute positively to the expansion of this sector in 2003. In any case, until the aforementioned uncertainties are not resolved, and while risk aversion continues to be evident, investors will presumably continue to opt for very short-term assets (deposits or money market funds), and for guaranteed products. At a later stage, in the context of a more stable situation, funds with a greater weight of equity investments, which offer a significant upside potential in the long term, should become the most popular products.

- **PENSION FUNDS**

The taxation measures introduced over the last few years in the Pension Funds sector, most notably the increase in the maximum contributions limits and the separation of those limits between a limit for the contributions to the individuals' pension system and another limit for the contributions to the employers' pension system, clearly allow for a sustained growth of this industry in a country like Spain, which is still characterised by a low level of long-term retirement savings.

Staff

CATEGORIES	2002	2001	2000
Managers	221	199	208
Clerical staff	452	334	395
Marketing staff	635	767	759
Others	110	132	144
TOTAL	**1,418**	**1,432**	**1,506**

Breakdown and Evolution of Direct and Accepted Earned Premiums

BRANCHES	PREMIUMS			% VARIATION		
	2002	2001	2000 (*)	02/01	01/00	00/99
LIFE						
Regular Premiums	525.2	551.2	519.2	(5.0)	6.0	11.6
Individual	425.0	467.2	453.1	(9.0)	3.0	5.3
Group	100.2	84.0	66.1	19.0	27.0	87.8
Single Premiums	1,370.9	1,159.0	925.6	18.0	25.0	739.9
Individual	1,235.6	1.051.8	833.5	17.0	26.0	1,242.2
Group	135.3	107.2	92.1	26.0	16.0	91.5
TOTAL LIFE	1,896.1	1,710.2	1,444.8	11.0	18.0	151.0
NON-LIFE						
Accident	12.6	6.3	4.5	100.0	39.0	7.1
Health	0.5	28.1	59.7	(98.0)	(53.0)	16.8
TOTAL NON-LIFE	13.1	34.4	64.2	(62.0)	(46.0)	16.1
EXTERNALISATIONS	320.5	860.8	885.5	(63.0)	(3.0)	–
TOTAL	**2,229.6**	**2,605.4**	**2,394.5**	**(14.0)**	**9.0**	**279.5**

Figures in € million.

(*) In order to compare figures in homogeneous terms, the entire volume of premiums of Caja Madrid Vida for the year, amounting to € 1,124.2 million, is included.

Other Significant Figures

ITEM	AMOUNT			% VARIATION		
	2002	2001	2000	02/01	01/00	00/99
Management expenses	112.6	98.3	88.8	14.5	10.7	3.5
Claims incurred	1,030.9	1,070.9	419.1	-3.7	155.5	15.1
Net investment income	457.7	393.0	228.2	16.5	72.2	10.6
Result before tax and minority interests	102.7	95.9	85.9	7.1	11.7	14.4
Result after tax and minority interests	75.9	69.9	63.9	8.6	9.4	20.0

Figures in € million

Balance Sheet Summary

ASSETS	2002	2001	2000	LIABILITIES	2002	2001	2000
Intangible assets and start-up expenses	8.4	9.4	13.5	*Capital and reserves*	298.1	280.0	248.4
Investments	8,734.9	7,222.3	5,455.2	*Net result*	75.9	69.9	63.9
Investments on account of life policy holders assuming investment risk	574.7	739.4	509.7	*Technical reserves*	8,611.4	7,083.1	5,625.5
Participation by reinsurance in technical reserves	10.9	17.7	20.0	*Technical reserves relating life insurance when investment risk is assumed by policy holders*	574.7	739.4	509.7
Credits	235.9	225.6	234.4	*Deposits received on ceded reinsurance*	10.5	13.1	15.8
Other assets	337.6	218.8	438.1	*Other liabilities*	331.8	247.7	207.6
TOTAL ASSETS	**9,902.4**	**8,433.2**	**6,670.9**	**TOTAL LIABILITIES**	**9,902.4**	**8,433.2**	**6,670.9**

Profit and Loss Account

ITEM	2002	2001	2000
DIRECT INSURANCE AND ACCEPTED REINSURANCE			
Earned Premiums	2,223.3	2,600.1	1,269.2
Claims incurred	(1,046.9)	(1,094.0)	(426.3)
Variation in other Technical Reserves	(1,354.7)	(1,670.3)	(891.4)
Other technical expenses	(121.4)	(105.0)	(83.8)
RESULT DIRECT INSURANCE AND ACCEPTED REINSURANCE	(299.7)	(269.2)	(132.3)
CEDED AND RETROCEDED REINSURANCE			
Premiums and variation in the unearned premium reserves	(41.0)	(30.9)	(6.6)
Claims paid and variation in the outstanding claims reserve	16.0	23.1	7.3
Variation in other technical reserves and commissions and participations	19.1	6.3	(1.6)
RESULT CEDED AND RETROCEDED REINSURANCE	(5.9)	(1.5)	(0.9)
OTHER TECHNICAL RESULTS			
Income and expenses from investments	396.8	358.9	199.3
Other technical income and expenses	(8.9)	(10.2)	(8.9)
OTHER TECHNICAL RESULTS	387.9	348.7	190.4
RESULT OF THE LIFE AND NON-LIFE TECHNICAL ACCOUNTS	82.3	78.0	57.2
RESULT NON-TECHNICAL ACCOUNT			
Income and expenses from investments	20.2	21.3	22.8
Amortisation of goodwill	(0.4)	(0.4)	(0.4)
Other non-technical income and expenses	0.6	0.9	6.3
Extraordinary result	0.0	(3.9)	0.0
RESULT OF THE NON-TECHNICAL ACCOUNT	20.4	17.9	28.7
RESULT BEFORE TAX AND MINORITY INTERESTS	102.7	95.9	85.9

Figures in € million.

GENERAL INSURANCE OPERATING UNIT *

Governing Bodies

BOARD OF DIRECTORS	Executive Committee	Compliance Committee
Chairman		
Filomeno Mira Candel	•	•
Vice-Chairman		
Matías Salvá Benassar	Second Vice-Chairman	Chairman
CEO		
Ángel Alonso Batres	Chairman	•
Director-General Manager		
Ignacio Baeza Gómez	First Vice-Chairman	•
Members		
Blanca Nieves Andrés-Montalvo	•	•
José Barbosa Hernández	•	•
Rafael Beca Borrego	•	•
Íñigo Castellano Barón	Member	Member
Ramón Ferraz Ricarte	•	•
Carmen Hernando de Larramendi	•	•
Carlos Llaneza Aller	Member	•
Tomás Pérez Ruiz	•	•
Domingo Sugranyes Bickel	Member	•
Ildefonso Sánchez Barcoj	•	•
Esteban Tejera Montalvo	Member	•
Francisco Vallejo Vallejo	Member	Member
Secretary		
Rafael Estévez Comas	Secretary	•



General Insurance Unit Head Office (Madrid).

According to the initial calculations of the Research Co-operative of Insurance Companies (ICEA), the insurance sector grew 15.3% in 2002, reaching a volume of € 48,500 million. The growth of the Non-life branches was 13%, with a volume of premiums of € 21,500 million, while multi-peril insurance grew 17.6%, reaching a volume of € 3,330 million.

In this market environment, the General Insurance Unit of MAPFRE obtained results that can be described as excellent in a year in which the acquisition of FINISTERRE, which was carried out in the first quarter of 2001, and the integration of its management and distribution structure posed complex challenges to management.

The Non-life premiums of the Unit grew almost 32.5%, exceeding by a considerable margin the growth forecast published by ICEA for the market as a whole. Home combined Insurance grew 21.5%, Condominiums Combined Insurance by 20.1%, Commercial Insurance by 24.6%, Industrial Risks by 40.7%, Burial Insurance by 35.6%, Accidents Insurance by 23.3%, Third-party Liability Insurance by 35.2% and Motor Insurance by 16.1%.

* *This Operating Unit is formed by MAPFRE SEGUROS GENERALES, its subsidiaries MAPFRE INDUSTRIAL, MAPFRE GUANARTEME, MAPFRE FINISTERRE and ORIENTE, and various research, technical management and consulting companies.*

Underwriting results were positive in all branches, except in Commercial Insurance, which is undergoing a revision and pruning process. In the Burial Insurance branch, the underwriting result was a small loss, which stemmed from the strengthening and adaptation of reserves to the technical criteria of the Unit.

Overall, the Unit obtained a profit before tax and amortisation of goodwill of € 95.2 million, equal to 8.4% of premiums, which represents a growth of 20.4%.

Key figures

Balance Sheet

- **Consolidated shareholders' equity**, including minority interests, amounted to € 260.8 million, a 4.1% increase over 2001. Minority shareholdings in subsidiaries accounted for € 11.5 million of this figure.

- Net **investments** made in 2002 amounted to € 163.2 million. As a result of these investments, **real estate** assets stood at € 129.4 million, **financial investments** at € 667.3 million, **cash** at € 232 million, and **other investments** (fixed assets) at € 139.8 million. The resulting net cumulative investment was € 1,168.5 million, compared to € 1,105.3 the previous year.

- **Technical reserves** amounted to € 1,172.9 million, a 20.8% increase over fiscal year 2001.

- The **consolidated coverage of technical reserves** showed a surplus of € 213.3 million, and the consolidated **solvency margin** was equal to 2.1 times the minimum legal requirement.

Profit and Loss Account

- **Consolidated revenues** amounted to € 1,200.8 million, of which 1,132.4 million corresponded to direct insurance premiums written, a 32% increase with respect to the previous year.

Investments

ITEM	2002		2001		2000	
	Book value	Market value	Book value	Market value	Book value	Market value
Real Estate	129.4	182.7	113.5	155.9	92.5	118.5
Fixed-income securities	506.5	550.0	396.9	418.0	299.3	313.5
Financial investments in capital	24.5	24.7	25.6	25.9	16.4	18.7
Investment fund units	69.2	59.3	52.4	51.9	41.2	43.7
Cash	232.0	232.0	206.6	206.6	92.8	92.8
Other investments	67.1	81.0	63.9	67.2	81.2	82.7
TOTAL INVESTMENTS	1,028.7	1,129.7	858.9	925.5	623.4	669.9

Figures in € million.

Book value of investments


1,200
92.5
299.3
231.6
623.4
113.5
396.9
348.5
858.9
129.4
506.5
392.8
1,028.7
2000
2001
2002
Real estate
Fixed-income securities
Other investments
Total investments

Figures in € million.

- The **loss ratio**, calculated as a percentage of premiums earned, was equal to 58.9%, 3.2 percentage points lower than the previous fiscal year, including as claims: profit sharing and returns; variations in other technical reserves; variations in the equalisation reserve; and payments on claims settlement agreements. In the General Insurance branch, this ratio stood at 57.8%, in the Motor Insurance branch at 71%, and in the Life branch at 34%. All branches of business recorded a favourable claims experience, which led to satisfactory technical results, with the exception of the Commercial Risks, Burial, Other Damages to Property and Pecuniary Losses branches.

- **Management expenses**, including the variation in the provision for bad debts, were equal to 29% of premiums written, a decrease of 1.2 percentage points with respect to the previous year, and were allocated as follows: claims handling expenses, 3.7%; direct insurance acquisition costs, 19.5%; administrative expenses, 3.1%; investment expenses, 0.3%; other technical expenses, 2.4%.


Solvency Margin
350
175.1
72.6
250
122.3
309
144.9
2000
2001
2002
Solvency margin
Minimum legal requirement
Figures in € million.


Coverage of Reserves
1,400
752.7
629.5
999.8
858.7
1,225.2
1,011.9
2000
2001
2002
Qualifying assets
Reserves to be covered
Figures in € million.

- **Ordinary financial income** amounted to € 41.2 million, or 3.6% of premiums written, compared to 4% the previous year. The company also recorded net losses of € 13.3 million on investments, arising mainly from provisions against the depreciation of investments in mutual funds (€ 10.5 million), amortisation of Consolidated Goodwill (€ 5.2 million), extraordinary income from realisations (€ 4.2 million) and the share in profits from equity-accounted companies (€ 2.4 million).

- The **consolidated profit**, before tax and minority interests, reached € 87.2 million, compared to € 74.1 million the previous year. The net profit, after tax and minority interests, reached € 52.4 million.

Main activities

- Total policyholders reached 3,000,000, representing over 5,000,000 clients, 1,726,000 homes insured, 1,057,000 families insured in the Burial Insurance branch, and over 77,000 condominiums and 159,000 businesses insured.

- More than one million claims were handled, and the Integrated Service Centre (CIS) dealt with 5.4 million calls, figures which underscore the efforts devoted to customer service. It is worth mentioning the opening and consolidation of a new platform in Valencia to complement those in Madrid and Las Palmas, and the integration in these platforms of the services needed to look after the customers of MAPFRE FINISTERRE. The centralised issuance system (CEDISE), which complements the GESCOM Platform, has been incorporated into the Integrated Service Centre. The Agents Service Centre has been consolidated; the Portfolio Call Centre has been created to deal with unusual requests from clients; and a support centre for the CAJA MADRID channel has been set up.

- Once again, the increasing importance of the CAJA MADRID channel as a source of new individuals' business originating from its customer base deserves to be mentioned. The portfolio obtained from this channel has reached a total of 453,403 policies.

- In the Area of Engineering insurance, Compulsory Construction Damages Insurance has grown in line with the expectations of the Unit, enabling it to become a leading player in the market, with a share of over 25%.

- In the Area of Transport insurance, the development of the Aviation branch is being consolidated. The volume of premiums underwritten in its second year of activity amounted to € 40.5 million.

- The autonomous and specialised structure created in the Claims Area at the end of last year has been consolidated with excellent results.

- The Technical Area has devoted considerable attention to the training of its underwriters, the impact of which was evidenced by the significant improvement in the technical result, and by the achievement of a technical balance in almost all branches. The Area also gave a particularly important contribution to the consolidation of relations with brokers by providing technological solutions. Moreover, it advanced in the design of a data warehouse for its own use, and it completed the development of the modern ' VISUAL GIS' tool, whose application scope in the technical, commercial, issuance and claims areas is extraordinary.

- The Commercial Area has undergone an in-depth restructuring, which has led to the creation of the Marketing and Customer Service departments. Simultaneously, an ambitious control programme has been

Breakdown and Evolution of Direct and Accepted Earned Premiums

BRANCHES	PREMIUMS			% VARIATION		
	2002	2001	2000	02/01	01/00	00/99
LIFE:						
Regular Premiums:						
Individual	5.6	6.3	–	-10.28%	–	–
Group	4.6	2.8	–	64.12%	–	–
Single Premiums:						
Individual	0.2	2.1	–	-90.16%	–	–
TOTAL LIFE	10.4	11.2	0	–	–	–
NON-LIFE						
Personal Accidents	84.6	68.6	49.8	23.32%	37.75%	18.57%
Assistance	6.0	4.2	–	42.86%	–	–
Health assistance	0.2	0.1	–	100.00%	–	–
Motor other risks	27.4	23.1	18.1	18.61%	27.62%	40.31%
Vehicle civil liability	87.2	75.4	60.6	15.65%	24.42%	41.26%
Burial	151.3	111.6	16.5	35.57%	576.36%	14.58%
Sickness	3.7	2.8	–	32.14%	–	–
Fire	1.5	1.2	0.7	25.00%	71.43%	600.00%
Commercial combined	70.3	56.4	46.4	24.65%	21.55%	22.11%
Condominiums combined	72.8	60.6	48.7	20.13%	24.44%	20.54%
Home combined	235.5	193.8	140.9	21.52%	37.54%	25.36%
Industrial combined	103.7	73.7	59.2	40.71%	24.49%	19.11%
Other material damage	55.6	30.4	22.5	82.89%	35.11%	6.64%
Pecuniary losses	1.6	1.3	0.8	23.08%	62.50%	-11.11%
Civil liability	128.7	95.2	71.0	35.19%	34.08%	14.15%
Marine hull	65.2	27.3	20.9	138.83%	30.62%	17.42%
Marine goods	26.7	21.1	17.3	26.54%	21.97%	30.08%
TOTAL NON-LIFE	1,122.0	846.8	573.4	32.50%	47.68%	22.50%
TOTAL	**1,132.4**	**858.0**	**573.4**	**31.98%**	**49.64%**	**22.50%**

launched, which measures sales productivity through the increase and retention of policies/customers and the economic results of the business, down to the level of each sales professional.

- In the Deputy General Management Area of Administration and Finance, measures have been taken to, among others, take advantage of economies of scale and to simplify and optimise management. New technologies have been used to create more efficient processes; the control of productivity-costs in branch offices has been improved; work has begun on the development of a new commissions process, on a new receivables collection system to manage receivables collection (GESYCORE), as well as on a new receivables database; emphasis has continued to be put on optimising return on investment by increasing yields and reducing unprofitable investments; the level of risk retention has been raised, reducing cessions to reinsurers by means of internal protection solutions for the various companies that make up the Unit.

- In the areas attached to the Deputy General Management Area of Corporate Development, the following developments must be mentioned: the separation of the functions of the Legal and Claims departments; the work carried out by the Research and Actuarial Management Area to achieve the technical reorganisation of the Burial and Life branches of MAPFRE FINISTERRE; the growing autonomy of the Human Resources and Systems areas, as a consequence of the decentralisation of the responsibilities of the Human Resources and Information Technology units of SISTEMA MAPFRE; the beginning of the development of a software needed to adapt operating systems to the separation of the areas of the Unit; the success of Internet applications, as evidenced by their ease of use, design and by the degree of usage; the expansion and improvement of the Customer Databases, within the limits of the LOPD (Data Protection Law); the work carried out by the Organisation and Methodology Area to introduce and maintain systems and tools for sales and providers management in the territorial network; and the activities of the Internal Communication Area through the MAPFRE FAMILIAR magazine and the introduction of contents in the Internal Portal.

Projected performance

The main economic targets set for fiscal year 2003 by the General Insurance Unit, which in the future will be limited to the individuals' business, aim at reaching a volume of premiums of € 867 million and obtaining a profit before tax of over € 73 million.

The Unit expects to achieve growth of: around 9.4% in the business derived from the agents network (11.9% in the Motor Insurance branch and 9.2% in the General Insurance branch); 22.7% in the business derived from the CAJA MADRID channel; and 21% in the business derived from technical service subsidiaries.

The aim of the Unit is to continue in line with the achievements of 2002. Nevertheless, the following objectives are worthy of note:

- Adapt the central and territorial commercial structures to the orientation of the Unit, based on individuals' business, and the organised transfer to the new Commercial Insurance Unit of the corresponding services and structures.

- Complete the integration of MAPFRE FINISTERRE and adapt its management procedures to those of the Unit to the extent that is not detrimental to the specific characteristics of its business.

Other Significant Figures

ITEM	AMOUNT			% VARIATION		
	2002	2001	2000	02/01	01/00	00/99
Management expenses	*327.9*	*259.0*	*165.4*	*26.60%*	*56.59%*	*28.52%*
Claims incurred	*607.7*	*489.4*	*350.7*	*24.17%*	*39.55%*	*19.57%*
Net investment income	*27.9*	*34.1*	*30.3*	*18.18%*	*12.54%*	*23.17%*
Result before tax and minority interests	*87.2*	*74.1*	*57.9*	*17.68%*	*27.98%*	*32.49%*
Result after tax and minority interests	*52.4*	*46.4*	*35.6*	*12.93%*	*30.34%*	*25.80%*

Figures in € million.

Staff

CATEGORIES	2002	2001	2000
Managers	*349*	*252*	*217*
Clerical staff	*1.212*	*950*	*727*
Marketing staff	*294*	*338*	*274*
Others	*224*	*296*	*242*
TOTAL	**2,079**	**1,836**	**1,460**

- Promote the development of the business through the different channels, which MAPFRE can currently access: its efficient branch network, which MAPFRE FINISTERRE is joining satisfactorily; the bank channel, represented by the CAJA MADRID network; and the Internet which, from a beginning devoted to service provision, should in the short term become a true sales channel.
- Continue to work on the portfolio of customers to improve the quality of the services provided to them and achieve an increase in business volumes by offering new types of cover or updating covers already supplied.
- Take advantage of the possibilities opened up by new technology to: enhance the efficiency and effectiveness of sales activities; retain customers; increase service quality; and improve the overall management of the organisation in all fields.
- Develop new lines of business tied to traditional ones, in order to increase the portfolio of customers.
- Continue to modify procedures and increase the efficiency of the Unit as a whole, aiming in the first place to consolidate its competitiveness by reducing management expenses.
- Make the rate of retention of customers and policies a permanent priority, by reducing cancellations, analysing and acting on portfolios in order to find any possible improvement of the covers already supplied, and making a critical analysis of the quality of the service provided to customers.
- Aim to take an important step forward in the activities of the Integrated Service Centre, in order to enhance its high level of effectiveness in the provision of services to policyholders, the agency network and the specialised areas of the Company.

Balance Sheet Summary

ASSETS	2002	2001	2000	LIABILITIES	2002	2001	2000
Shareholders, uncalled capital	*0.0*	*60.1*	*0.0*	*Capital and reserves*	*196.9*	*187.3*	*82.5*
Intangible assets and start-up expenses	*126.4*	*132.5*	*12.4*	*Net result*	*52.4*	*46.4*	*35.6*
Investments	*796.7*	*652.3*	*530.6*	*Minority interests*	*11.5*	*16.7*	*12.2*
Participation by reinsurance in technical reserves	*252.9*	*187.8*	*148.1*	*Technical reserves*	*1,172.9*	*970.7*	*714.6*
Credits	*276.3*	*210.0*	*140.9*	*Deposits received on ceded reinsurance*	*64.5*	*45.7*	*34.1*
Other assets	*353.6*	*308.5*	*170.9*	*Other liabilities*	*307.7*	*284.4*	*123.9*
TOTAL ASSETS	**1,805.9**	**1,551.2**	**1,002.9**	**TOTAL LIABILITIES**	**1,805.9**	**1,551.2**	**1,002.9**

Figures in € million.

Profit and Loss Account

ITEM	2002	2001	2000
DIRECT INSURANCE AND ACCEPTED REINSURANCE			
Earned Premiums	*1032.5*	*788.4*	*531.0*
Claims incurred	*(620.9)*	*(494.3)*	*(369.1)*
Other technical expenses	*(289.9)*	*(234.0)*	*(134.6)*
RESULT DIRECT INSURANCE AND ACCEPTED REINSURANCE	*121.7*	*60.1*	*27.3*
CEDED AND RETROCEDED REINSURANCE			
Premiums and variation in the unearned premium reserves	*(223.6)*	*(145.6)*	*(116.7)*
Claims paid and variation in the outstanding claims reserves	*129.7*	*95.9*	*79.3*
Variation in other technical reserves and commissions and participations	*50.5*	*37.3*	*39.1*
RESULT CEDED AND RETROCEDED REINSURANCE	*(43.4)*	*(12.4)*	*1.7*
OTHER TECHNICAL RESULTS			
Income and expenses from investments	*30.6*	*34.5*	*25.4*
Other technical income and expenses	*(21.7)*	*(14.8)*	*(10.1)*
OTHER TECHNICAL RESULTS	*8.9*	*19.7*	*15.3*
RESULT OF THE LIFE AND NON-LIFE TECHNICAL ACCOUNTS	*87.2*	*67.4*	*44.3*
RESULT NON-TECHNICAL ACCOUNT			
Income and expenses from investments	*(0.2)*	*0.9*	*3.9*
Amortisation of goodwill	*(5.2)*	*(3.9)*	*(0.9)*
Other non-technical income and expenses	*5.4*	*9.9*	*10.9*
Extraordinary result	*0*	*(0.2)*	*(0.3)*
RESULT OF THE NON-TECHNICAL ACCOUNT	*0*	*6.7*	*13.6*
RESULT BEFORE TAX AND MINORITY INTERESTS	*87.2*	*74.1*	*57.9*

Figures in € million.

MAPFRE CAJA SALUD

Governing Bodies

BOARD OF DIRECTORS

Chairman CEO
Esteban Tejera Montalvo

Vice-Chairman
M.ª Jesús Fernández Antón

Members
Pedro Caba Martín
Juan Fernández Palacios
Pedro Guillén García
Sebastián Homet Duprá
Amparo Larrondo Climent
Luis Leguina Cebreiros
Alberto Manzano Martos
Ángel Oso Cantero
Juan José Rufilanchas Sánchez
María Jesús San Pablo Vallana
Carlos Sanz Herranz
Domingo Sugranyes Bickel
CORPORACIÓN MAPFRE, S. A.
Represented by Rafael Galarraga Solores

Secretary non member
Isabel Hernando de la Cuerda

Health Insurance has traditionally accounted for a significant part of total premiums in the Spanish insurance industry, ranking third, behind Life and Motor Insurance. According to the initial estimates of the sector, the volume of premiums for this type of insurance reached € 3,293 million in 2002, a 9.7% increase with respect to 2001.

2002 saw a greater concentration of business in the five largest companies of the market, which accounted for 63.6% (€ 2,094 million) of the total volume. In 2001, the same group of companies already had a share of 62.8% of the sector as a whole.

In this market environment, MAPFRE CAJA SALUD had a very positive year with a premium growth rate well above sector average, a result that has benefited from the completion of the integration of the businesses received from MAPFRE VIDA and CAJA SALUD.



MAPFRE CAJA SALUD Head Office (Madrid).

Key figures

Balance Sheet

- **Shareholders' equity** reached € 83.4 million, an increase of 9.3% over 2001.
- **Financial investments** reached € 81 million, a 6% increase.
- **Technical reserves** grew 58% with respect to the previous year, to € 38.1 million.

Investments

ITEM	2002		2001		2000	
	Book value	Market value	Book value	Market value	Book value	Market value
Real Estate	*8.0*	*9.0*	*8.1*	*9.4*	-	-
Fixed-income securities	*64.7*	*66.1*	*42.6*	*42.6*	*23.0*	*23.1*
Financial investment in capital	*4.1*	*4.2*	*5.1*	*5.1*	*1.0*	*0.3*
Investment fund units	*3.8*	*3.8*	*20.4*	*5.0*	*18.7*	*4.0*
Cash	*5.3*	*5.3*	*1.8*	*1.8*	-	-
Other investments	*0.4*	*0.4*	*0.3*	*0.3*	*0.3*	*0.3*
TOTAL INVESTMENTS	**86.3**	**88.8**	**78.3**	**64.2**	**43.0**	**27.7**

Figures in € million.


Book value of Investments
90
23
20
43
8.1
42.6
27.6
78.3
8
64.7
13.6
86.3
2000
2001
2002
Real estate
Fixed-income securities
Other investments
Total investments

Figures in € million.

- The **coverage of technical reserves** showed a surplus of € 40 million and the **solvency margin** was approximately equal to 111% of the minimum legal requirement.

Profit and Loss Account

- **Premiums earned** in the fiscal year reached € 245.2 million, a 46% increase over 2001.

- The **loss ratio**, including claims handling expenses, was equal to 81.2% of premiums, compared to 80.7% in 2001.

- General administration, acquisition and other technical **expenses**, which reached € 41 million, were equal to 16.7% of premiums, a percentage in line with the previous year. Of these expenses, € 19 million corresponded to the Health Assistance branch, being equal to 11.4% of the premiums of this branch of business, and € 22 million to Sickness, being equal to 27.87% of the premiums of this branch of business.

- The **combined ratio** of claims and expenses as a percentage of premiums has risen from 97.4% in 2001, to 98% in 2002.

- **Investment income** in the technical account grew 29% over the previous year.

- The **result of the technical account** of the non-Life branches was a profit of € 9.6 million, a 17.3% increase over the previous year. The non-technical account recorded a profit of € 1.9 million.

- The **profit before tax** reached € 11.5 million, against € 5.5 million in fiscal year 2001.

Main activities

During 2002 the Company met successfully the following targets it had set itself for the year:

- The integration of the portfolio, assets and personnel of ASEGURADORA ISLAS CANARIAS, S.A., was


Solvency Margin
90
53.6
18.1
74.9
22.9
83.7
39.6
2000
2001
2002
Solvency margin
Minimum legal requirement
Figures in € million.


Coverage of Reserves
80
26.9
15.6
49.2
24.2
78.6
38.2
2000
2001
2002
Qualifying assets
Reserves to be covered
Figures in € million.

completed, and administrative and commercial criteria were co-ordinated.

- The unification of the Call Centre, with a structure capable of differentiating between medical emergencies, authorisation of benefits, general customer service, service to healthcare providers and support to the distribution networks of MAPFRE and CAJA MADRID.
- The development of new products to widen the range of services offered to policyholders, such as Serious Illness insurance and Dental Care insurance.
- The publication of the magazine 'Te cuidamos' ('We take care of you') directed at policyholders and the sales network.
- The increase in the profitability and loyalty of the customer portfolio through commercial actions for each province, which took into account the profitability, breakdown and requirements of each segment.

Subsidiaries

◦ Medical Check-up Centre

Its activity focuses on the provision of healthcare services. The key figures for the year are the following:

- The volume of revenues from healthcare services reached approximately € 1.1 million.
- The company is approaching break-even point, with losses of € 0.3 million in 2002.

◦ Igualservicios, S.L.

The main activity of this company is the provision of medical services. The most significant figures for the year are the following:

- The volume of revenues from medical services reached approximately € 1.3 million, an 18% increase over the previous year.
- The positive evolution in turnover and the adaptation of its structure suggest that the company will make a profit in the next fiscal year. This year losses amounted to € 0.1 million.

◦ Centros Médicos Islas Canarias

This company was set up in 2002 and will focus mainly on providing medical services to the large portfolio of customer that the Company has in the Canary Islands. Its activity will begin in 2003, once the restructuring work on the building purchased in Tenerife to be used as a medical centre is completed.

In November 2002, a new Business Area was created to manage the healthcare facilities owned by the Company. The aim of this Area is to coordinate the management of subsidiaries dedicated to the provision of medical assistance services. Its main functions include the follow-up and control of each centre, contracting healthcare providers, overall administration of the centres and the setting up of new centres.

Breakdown and Evolution of Direct and Accepted Earned Premiums

BRANCHES	PREMIUMS			% VARIATION		
	2002	2001	2000	02/01	01/00	00/99
NON-LIFE						
Health Assistance	*165.3*	*121.2*	*103.7*	*36.4*	*16.9*	*21.2*
Sickness	*79.9*	*46.6*	*5.6*	*71.5*	*732.1*	*7.0*
TOTAL	**245.2**	**167.8**	**109.3**	**46.1**	**53.5**	**20.4**

Figures in € million.

Other Significant Figures

ITEM	AMOUNT			% VARIATION	
	2002	2001	2000	02/01	01/00
Management expenses	*37.7*	*25.4*	*10.6*	*48.4*	*139.6*
Claims incurred	*199.1*	*135.4*	*94.3*	*47.0*	*43.6*
Net investment income	*6.6*	*4.0*	*(2.8)*	*65.0*	*(242.9)*
Result before tax and minority interests	*11.5*	*5.5*	*0.1*	*109.1*	*5,400.0*
Result after tax and minority interests	*7.1*	*3.5*	*0.1*	*102.9*	*3,400.0*

Figures in € million.

Staff

CATEGORIES	2002	2001	2000
Managers	*119*	*32*	*31*
Clerical and marketing staff	*286*	*100*	*94*
TOTAL	**405**	**132**	**125**

Subsequent events

The success achieved by the Company in the campaign to attract civil servants carried out by the insurance companies with agreements with mutual companies, which ended in January 2003, deserve to be mentioned. The Company ranked first, gaining 5,970 new customers, compared to 4,015 by Muface, 302 by Mugeju and 1,653 by Isfas.

Projected performance

The Company has set the following general targets for 2003:

- Improve business profitability, by earning a profit before tax equal to 4.3% of premiums.
- Achieve a 15% increase over the premiums figure for 2002.
- Increase its market share to 7.25%.
- Continue the cost control policy followed in previous years, aiming to maintain the management expenses ratio at around 17% of premiums.

In order to achieve these targets, the following actions have been planned, which affect the Company as a whole:

- Development of a software application to gain and retain policies through the CAJA MADRID network.
- Development of new products aimed at the self-employed, to widen the product range and take advantage of the applicable tax breaks.
- Creation of a Data Warehouse that will provide relevant information for decision making to all Business Areas.
- Development of a Product Workshop to adapt the product range to customers' requirements.
- Setting up the EDP Centre of the Company.
- Creation of the Customer Service Department.

- Development of sales and Internet management tools, directed both at the distribution network and at customers.
- Creation of own medical centres to improve the management and quality of the healthcare services provided by the Company.

Balance Sheet Summary

ASSETS	2002	2001	2000	LIABILITIES	2002	2001	2000
Intangible assets and start-up expenses	32.3	19.6	21.9	*Capital and reserves*	76.3	72.7	54.2
Investments	81.0	76.5	43.0	*Net result*	7.1	3.5	0.0
Credits	5.5	6.5	3.4	*Technical reserves*	38.1	24.2	15.6
Other assets	11.4	4.3	4.4	*Other liabilities*	8.7	6.5	2.9
TOTAL ASSETS	**130.2**	**106.9**	**72.7**	**TOTAL LIABILITIES**	**130.2**	**106.9**	**72.7**

Figures in € million.

Profit and Loss Account

ITEM	2002	2001	2000
DIRECT INSURANCE AND ACCEPTED REINSURANCE			
Earned Premiums	245.2	168.2	109.4
Claims incurred	(199.1)	(135.4)	(94.3)
Other technical expenses	(37.7)	(25.4)	(10.6)
RESULT DIRECT INSURANCE AND ACCEPTED REINSURANCE	8.4	7.4	4.5
CEDED AND RETROCEDED REINSURANCE			
Premiums and variation in the unearned premium reserves	-	(0.4)	-
Claims paid and variation in the outstanding claims reserves	-	-	-
Variation in other technical reserves and commissions and participations	-	0.1	-
RESULT CEDED AND RETROCEDED REINSURANCE	-	(0.3)	-
OTHER TECHNICAL RESULTS			
Income and expenses from investments	4.8	3.7	0.5
Other technical income and expenses	(3.6)	(2.6)	(2.0)
OTHER TECHNICAL RESULTS	1.2	1.1	(1.5)
RESULT OF THE LIFE AND NON-LIFE TECHNICAL ACCOUNTS	9.6	8.2	3.0
RESULT NON-TECHNICAL ACCOUNT			
Income and expenses from investments	1.8	0.3	(3.3)
Amortisation of goodwill	-	-	-
Other non-technical income and expenses	0.1	-	0.4
Extraordinary result	-	(3.0)	-
RESULT OF THE NON-TECHNICAL ACCOUNT	1.9	(2.7)	(2.9)
RESULT BEFORE TAX AND MINORITY INTERESTS	11.5	5.5	0.1

Figures in € million.

Governing Bodies

BOARD OF DIRECTORS	Executive Committee	Compliance Committee
Chairman		
Filomeno Mira Candel	Chairman	•
First Vice-Chairman		
Juan Manuel Gironella García	First Vice-Chairman	•
Second Vice-Chairman		
Alfonso Rebuelta Badías	Second Vice Chairman	Chairman
Director-General Mnanager		
Luis Antonio Santamaría Campuzano	Member	•
Members		
Ángel Alonso Batres	Member	•
Ricardo Blanco Martínez	Member	•
José Ramón Buzón Ferrero	•	•
Luis Miguel Flórez-Estrada Vergara	•	•
José Font i Fatjó dels Xiprers	•	•
José María García Alonso	•	•
Pedro José de Macedo Coutinho de Almeida	Member	•
Juan Martín Queralt	•	•
Ignacio Miguel-Romero de Olano	Member	Member
Eduardo Rodríguez Piedrabuena	•	Member
Fernando Sobrini Aburto	•	•
Esteban Tejera Montalvo	Member	•
Antonio Tomás Sancho	•	•
Secretary non member		
Francisco Javier Bergamín Serrano	Secretary	•

The downturn in the world economy is being reflected in the level of defaults, on which the economic cycle has a decisive influence. Thus, in 2002 the default rate rose in the largest economies of the world, and this trend was more marked in countries with weaker economies.

In Spain, the number of Credit and Surety insurers continued to grow during 2002 with the addition of a new insurer. On the other hand, the downward trend in premium rates bottomed out in 2002 and tariffs have generally begun to rise.

The Credit Insurance market performed well during 2002 with a growth in premiums of around 15%, three per-



centage points lower than the 18% growth rate achieved by the Company, signalling a further increase in its market share.

In this context, MAPFRE CAUCIÓN Y CRÉDITO closed the year with very positive results in Spain. Profit before tax reached € 7.1 million, a 22.4% increase over the previous year.

The foreign subsidiaries, grouped under MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO, also increased their business volumes in local currency and maintained loss ratios of no more than 50%. The Chilean subsidiary increased its volume of premiums by 13% and recorded a loss ratio of 31%. The Colombian branch grew 75% and maintained its loss ratio at 50%. The Brazilian subsidiary, which has not yet achieved a significant volume of business, performed positively in its market, and in 2003 it will begin to operate in Credit Insurance, in addition to Surety Insurance. Finally, in 2002 the new Mexican subsidiary launched its operations in the area of Credit Insurance.

Key figures

Balance Sheet

- **Consolidated shareholders' equity**, including minority interests, reached € 29.3 million, a 2.6% decrease over the previous year. Of this figure, € 11.6 million corresponds to minority shareholdings in subsidiaries.

- Reinsurance **technical reserves** reached € 66.1 million, a 15.6% increase over 2001, while direct insurance reserves amounted to € 100.3 million, a 12.2% increase over the previous year.

- **Total investments** amounted to € 75 million, a 3.4% increase over the preceding year. 69.4% of this amount was invested in corporate and public sector fixed income securities and 25% in cash.

- **Receivables** amounted to € 29.2 million, a 26.9% increase over the previous year. 92.3% of these receivables correspond to the 'premiums pending collection' heading.

- **Payables** amounted to € 20.5 million, an 18.9% increase over 2001. 54% of this amount corresponds to 'conditioned debts' related to premiums pending issuance.

Profit and Loss Account

- Consolidated **premiums written** reached € 85.1 million, a 20.8% increase over 2001. MAPFRE CAUCIÓN Y CRÉDITO contributed 92.7% of this amount (€ 78.9 million)

- **Net operating expenses** reached € 3.9 million (18.2% of premiums), an 8.7% decrease with respect to the previous year.

- The **net loss ratio** for the fiscal year was equal to 85.3% of net premiums earned, compared to 72.2% the previous year.

- **Investment income** fell 3.3% with respect to the previous year, to € 5.5 million (6.5% of premiums).

- The **profit** obtained by the consolidated companies as a whole reached € 7.1 million before tax and minority interests, compared to € 5.8 million in 2001, which represents a 22.4% increase. MAPFRE CAUCIÓN Y CRÉDITO accounted for 66.2% of this result (€ 4.7 million).

Main activities

- The following were the most significant activities carried out by MAPFRE CAUCIÓN Y CRÉDITO during 2002:

  - The improvement in the services provided to policyholders with respect to risk assessment, risk prevention and the option to pre-finance compensation for credit insurance claims through FINANMADRID. The number of customers who use the Internet to access information on their policies has increased from 40 to 60%.

  - The Production Area widened the development of new products and distribution channels, and improved several internal procedures. Communication with policyholders was optimised with respect to portfolio conservation and sales notification. A new programme on project status was concluded.

  - In the area of risks, the number of analyses was increased and a comprehensive follow-up process of

Investment Assets

ITEM	2002		2001		2000	
	Book value	Market value	Book value	Market value	Book value	Market value
Real Estate	*0.5*	*0.5*	*0.7*	*0.7*	*0.8*	*0.8*
Fixed- income securities	*52.1*	*57.1*	*52.4*	*56.5*	*47.6*	*50.0*
Financial investments in capital	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*
Investment fund units	*2.1*	*2.1*	*3.1*	*3.2*	*4.0*	*4.4*
Cash	*18.7*	*18.7*	*15.1*	*15.1*	*3.1*	*3.1*
Other investments	*1.0*	*1.3*	*0.5*	*0.5*	*10.0*	*10.1*
TOTAL INVESTMENTS	74.4	79.7	71.8	76.0	65.5	68.4

Figures in € million.


Book value of Investment Assets
80
0.8
47.6
17.1
65.5
0.7
52.4
18.7
71.8
0.5
52.1
21.8
74.4
2000
2001
2002
Real estate
Fixed-income securities
Other investments
Total investments

Figures in € million.

the main risks was established. An automatic classification application was developed and will be implemented in the first few months of 2003.

- The Claims Area has begun new procedures, which will lead to an improved service for policyholders, agents and brokers.

- The Reports Area has agreed a connection with two of the main agencies in order to obtain structured reports, which will yield significant cost savings.

- The Quality Certificate compliant with the new 'UNE-EN-ISO 9001: 2000' regulation was renewed.

- With respect to the activity of the subsidiaries of MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO in Latin America, the good growth rates deserve to be mentioned, together with the setting up of a new subsidiary in Mexico and the authorisation to sell Credit Insurance in Brazil.

Projected performance

As far as management is concerned, the Company will apply new strategies to improve new production and preserve its portfolio. Service to policyholders will be reinforced by new actions aimed at achieving continuous


Solvency Margin
20
18.0
5.2
18.2
6.1
18.1
7.2
2000
2001
2002
Solvency margin
Minimum legal requirement

Figures in € million.


Coverage of Reserves
120
92.7
63.2
107.2
73.7
113.8
83.8
2000
2001
2002
Qualifying assets
Reserves to be covered
Figures in € million.

improvements in information processes. Procedures related to risk and claims management will be enhanced to offer a better service to the policyholders and improve the internal management of the company.

With respect to foreign subsidiaries: certain technical areas of the Colombian subsidiary will be reinforced; the Chilean subsidiary will continue with its commercial expansion by pursuing growth in the Credit branch; the Brazilian subsidiary will concentrate on consolidating the Surety branch. In general terms, the target will be to contain loss ratios in Internal Credit and reduce them in Export Credit.

Regular Staff

CATEGORIES	2002	2001	2000
Managers	*59*	*51*	*23*
Clerical staff	*155*	*154*	*243*
Marketing staff	*59*	*52*	*42*
Other	*77*	*64*	*4*
TOTAL	**350**	**321**	**312**

The consolidated budget for total premiums in 2003 has been set at € 101.5 million, which represents an increase of 19% over the previous year, in line with growth rates achieved in 2002. The parent company, MAPFRE CAUCIÓN Y CRÉDITO, will contribute 89.9% of such amount (€ 91.3 million), a slightly lower percentage than the previous year.

Total management expenses have been budgeted at 30% of premiums, compared to 33% in 2002.

Consolidated profit before tax and minority interests is expected to reach € 8 million, which means an increase of around 12.5% with respect to 2002.

Claims Management Figures (*)

ITEM	2002	2001	2000
Number of claims processed	*8,574*	*7,066*	*5,690*
Number of claims settled	*2,950*	*2,250*	*1,468*
Settlement speed	*34.4%*	*31.8%*	*25.8%*
Ratio of claims to net written premiums	*64.6%*	*60.9%*	*46.9%*
Number of policies (**)	*4,769*	*4,006*	*3,350*

(*) Figures for Spain.
(**) Credit branch policies in Spain.

Breakdown and Evolution of Direct and Accepted Earned Premiums

BRANCHES	PREMIUMS			% VARIATION		
	2002	2001	2000	02/01	01/00	00/99
Credit	*76.6*	*61.5*	*52.2*	*24.6*	*17.8*	*25.2*
Guarantee	*8.7*	*9.1*	*8.6*	*(4.4)*	*5.8*	*2.4*
TOTAL	**85.3**	**70.6**	**60.8**	**20.8**	**16.1**	**21.4**

Figures in € million.

Other Significant Figures

ITEM	AMOUNT 2002	AMOUNT 2001	AMOUNT 2000	% VARIATION 02/01	% VARIATION 01/00	% VARIATION 00/99
Management expenses	28.1	23.3	21.1	19.2	12.1	17.9
Claims incurred	55.1	43.0	28.5	28.1	50.9	12.6
Net investment income	4.3	5.0	5.4	(14.0)	(7.4)	74.2
Result before tax and minority interests	7.1	5.8	5.1	22.4	13.7	24.4
Result after tax and minority interests	4.3	3.2	2.8	34.4	14.3	7.7

Figures in € million.

Balance Sheet Summary

ASSETS	2002	2001	2000	LIABILITIES	2002	2001	2000
Investments	56.3	57.4	63.4	*Capital and reserves*	13.4	14.3	12.9
				Net result	4.3	3.2	2.8
Participation by reinsurance in technical reserves	66.1	57.2	47.9	*Minority interest*	11.6	12.6	12.3
Credits	29.2	23.0	19.6	*Technical reserves*	100.3	89.4	76.8
Other assets	28.7	24.0	12.8	*Deposits received on ceded reinsurance*	22.9	18.1	16.4
				Other liabilities	27.8	24.0	22.5
TOTAL ASSETS	**180.3**	**161.6**	**143.7**	**TOTAL LIABILITIES**	**180.3**	**161.6**	**143.7**

Figures in € million.

Profit and Loss Account

ITEM	2002	2001	2000
DIRECT INSURANCE AND ACCEPTED REINSURANCE			
Earned Premiums	79.1	64.3	57.5
Claims incurred	(55.1)	(45.0)	(30.5)
Other technical expenses	(18.8)	(18.7)	(17.4)
RESULT DIRECT INSURANCE AND ACCEPTED REINSURANCE	5.2	0.6	9.6
CEDED AND RETROCEDED REINSURANCE			
Premiums and variation in the unearned premium reserves	(57.6)	(45.1)	(43.1)
Claims paid and variation the outstanding claims reserves	36.8	31.1	20.5
Variation in other technical reserves and commissions and participations	18.0	14.6	13.4
RESULT CEDED AND RETROCEDED REINSURANCE	(2.8)	0.6	(9.2)
OTHER TECHNICAL RESULTS			
Income and expenses from invesments	4.2	5.0	5.4
Other technical income and expenses	(3.4)	(2.4)	(2.2)
OTHER TECHNICAL RESULTS	0.8	2.6	3.2
RESULT OF THE LIFE AND NON-LIFE TECHNICAL ACCOUNTS	3.2	3.8	3.6
RESULT NON-TECHNICAL ACCOUNT			
Income and expenses from investments	0.1	0.0	0.0
Other non-technical income and expenses	3.8	2.0	1.5
RESULT OF THE NON-TECHNICAL ACCOUNT	3.9	2.0	1.5
RESULT BEFORE TAX AND MINORITY INTERESTS	7.1	5.8	5.1

Figures in € million.

MAPFRE INMUEBLES

Governing Bodies *

BOARD OF DIRECTORS	Executive Committee
Chairman	
Fausto Rodríguez del Coso	Chairman
Vice-Chairman	
Rafael Fontoira Suris	Vice-Chairman
Members	
Juan Fernández-Layos Rubio	•
Rafael Galarraga Solores	•
José Manuel González Porro	Member
Luis Leguina Cebreiros	•
Miguel Lladó Oliver	Member
Antonio Miguel-Romero de Olano	•
Oswaldo Román Lorente	•
Domingo Sugranyes Bickel	Member
Secretary non member	
Roberto Isaías Invernon Sacristán	Secretary
General Manager	
Julián Salcedo Gómez	•

* Includes the appointments and renewals submitted to the General Shareholders' Meeting.



Residential development in Costa Ballena (Cádiz).

In 2002, MAPFRE INMUEBLES and its subsidiaries obtained a profit before tax of € 5.7 million and made new investments in land earmarked for residential developments in Madrid and Barcelona.

Key figures

Balance Sheet

- Fixed assets amounted to € 10.3 million, a 2% decrease.
- Current assets reached € 73.8 million, a 1% increase.
- Shareholders' equity amounted to € 43.4 million, a figure which was virtually identical to the previous year.

Profit and Loss Account

- The net turnover amounted to € 34.2 million, a 40% decrease with respect to 2001.
- General expenses reached € 4.9 million, an 8% increase.
- Financial income fell 61% to € 164,000, and financial expenses decreased 13% to € 0.4 million.
- The consolidated gross profit stood at € 5.7 million, a 69% decrease with respect to the previous year, and was derived almost entirely from ordinary operations. Profit after tax was € 3.5 million.

Main activities

- **Real estate development**
  - The sale of plots has continued in Sector 30-C in Alcalá de Henares, an industrial area in which the Company has a 75% stake. At the close of the year only five plots remained unsold. In addition it has tenants in two modules of industrial premises for logistic use, formed by a total of ten units.
  - A building containing offices and commercial property in which the Company has an undivided share of 22.66%, continues to be rented in Oporto (Portugal), together with the garage of the same building, which is used as a public car park. At the close of the fiscal year, 71 offices, all the commercial premises and 143 parking spaces were rented.
  - Work has finished on the first phase of the development situated on plot RO-RG-6 of Costa Ballena (Cadiz) and properties were transferred to the buyers. This was the third development of the company on this estate and it contained 108 residential units, all of which were sold, and 130 parking spaces.
  - Building work continued on the second phase of this development, which comprises 170 residential units, almost all sold, and 138 parking spaces. At the close of the year the final carpentry, tiling and flooring work was being carried out and the main wood and paintwork had already been finished. This second phase is expected to be delivered in the summer of 2003.

Investment Assets

ITEM	2002	2001	2000
Rental property....................	*10.5*	*10.6*	*10.6*
Land and sites	*38.0*	*34.0*	*36.9*
Other investments	*1.6*	*16.1*	*10.0*
TOTAL INVESTMENTS.....	50.1	60.7	57.5

Figures in € million.

- The third phase of a development of 60 residential units and 85 parking spaces in Gavá (Barcelona) was transferred to the buyers. This third phase was formed by 12 residential units and 17 parking spaces.
- The first phase of a development of 66 residential units, 1 commercial unit and 80 parking spaces in Mataró (Barcelona) was completed and transferred to the buyers. This phase contained 29 residential units, 1 commercial unit and 42 parking spaces, of which 20 residential units and 20 parking spaces had been sold at the end of the year.

Building work has continued on the second phase of this development (37 residential units and 37 parking spaces), of which 27 residential units and 26 parking spaces had been sold at the close of the fiscal year. Completion and delivery are expected in the fourth quarter of 2003.

- Building permission has been requested for a development of 30 residential units, 1 commercial unit and 39 parking spaces in Barcelona (calle Bilbao) whose sale began in 2002. At the close of the year,


Book value of Investment Assets
70
10.6
36.9
10.0
57.5
10.6
34.0
16.1
60.7
10.5
38.0
0.6
49.1
2000
2001
2002
Rental property
Land and sites
Other investments
Total investments
Figures in € million..

Other Significant Figures

ITEM	AMOUNT 2002	2001	2000	% VARIATION 02/01	01/00
Net income					
Sales	29.4	53.1	24.5	(44.5)	116.1
Rental income	0.7	0.5	0.3	41.9	31.1
Services	3.9	3.2	3.3	20.6	(2.2)
Management expenses					
Personnel	3.6	3.2	2.9	11.4	12.6
Provision for amortization	0.1	0.2	0.1	(15.1)	14.6
Other operating expenses	1.0	1.0	1.0	2.5	(0.8)
Result before tax and minority interests	5.7	17.8	4.1	(68.1)	337.0
Result after tax and minority interests	3.5	11.6	2.5	(69.7)	362.0

Figures in € million.

Regular Staff

CATEGORIES	2002	2001	2000
Managers	13	12	12
Clerical staff	16	11	14
Other	18	32	24
TOTAL	**47**	**55**	**50**

11 residential units and 12 parking spaces had been reserved.

Building permission is also being awaited in order to begin work on another development (58 residential units, 3 commercial units and 84 parking spaces) in Barcelona (calle Bac de Roda), whose sale has not yet been started.

- Building work is expected to begin in the near future on a development of 175 residential units in 'Calahonda' (Malaga), which will be carried out in several phases. The first phase is expected to go on sale in the first half of 2003 and includes 3 buildings with a total of 55 residential units.

- Building work has begun on a development in Sector V-2 in Las Rozas (Madrid) through real estate company INMOBILIARIA BRAVO UREÑA S.L., in which the Company holds a 50% stake.

This development has 70 residential units and 119 parking spaces and at the end of the fiscal year 20 housing units and 30 parking spaces had been reserved.

- The sale of parking spaces in developments completed in previous years has continued. At the end of 2002, 61 places remained unsold, some of which were being rented.

- The revised General Urban Development Plan for Marbella has still to be approved by the Regional Government of Andalusia, which affects the 'Coto Chico' estate owned by the Company.

- The Company is also awaiting the final approval of the modification to the General Urban Development Plan of Palma de Mallorca with respect to the 'Sector Llevant', where MAPFRE owns a site with planning permission for 35,840 square metres.

- Development work has continued in the Golf Valle Este complex in Vera (Almería) where MAPFRE INMUEBLES owns four plots with a capacity of 182 residential units. The golf course of the complex has been inaugurated and work has begun on a hotel in the same complex.

- At the end of the year, planning permission was obtained for the refurbishment of a building situated in calle Compás in Jerez de la Frontera (Cadiz) with commercial premises on the ground floor and offices on the other floors.

- **Real estate services**
  - The Engineering and Architecture Divisions have managed various housing development projects of the Company itself, as well as other projects in buildings owned by SISTEMA MAPFRE.
  - Construction work valued at € 10.9 million has been carried out.

- The following services have been provided through the subsidiary SERVICIOS INMOBILIARIOS MAPFRE, mainly for the companies of the SISTEMA MAPFRE:

  - Commercial rental management, with new rental contracts for a total of 58,038m2.

  - Administration and maintenance of real estate properties.

During 2002, rental income from the buildings managed by the company reached € 57.1 million, while maintenance expenses amounted to € 11.5 million. A total of 272,879 square metres for rented, an increase of 1% on the figure of 270,963 square metres for the previous year.

Projected performance

The estimates contained in the Objectives Plan of the Company forecast a growth in revenues and profit before tax, aiming to reach € 102.1 million and € 9.4 million, respectively, by 2005.

The budget of the Company for 2003 forecasts total revenues of € 57.8 million, and a profit before tax of € 6.3 million.

Balance Sheet Summary

ASSETS	2002	2001	2000	LIABILITIES	2002	2001	2000
Intangible assets and start-up expenses	0.1	0.1	0.0	*Capital and reserves*	39.9	32.3	32.0
Investments	10.1	10.4	8.1	*Net result*	3.5	11.6	2.5
Stocks	48.1	40.6	45.8	*Debts with credit institutions*	11.1	0.0	0.0
Credits	23.7	15.8	6.2	*Other debts*	27.2	35.8	30.7
Other assets	2.0	16.4	11.2	*Other liabilities*	2.3	3.6	6.1
TOTAL ASSETS	84.0	83.3	71.3	TOTAL LIABILITIES	84.0	83.3	71.3

Figures in € million.

Profit and Loss Account

ITEM	2002	2001	2000
Net income	34.1	56.9	28.3
Variation in stocks of current developments and finished buildings	3.4	(2.2)	2.1
Stocks of current developments and finished buildings included in fixed assets	0.0	2.5	2.4
Supplies	(26.8)	(34.8)	(24.7)
Operating expenses	(4.9)	(4.6)	(4.1)
OPERATING PROFIT	5.8	17.8	4.0
Financial income	0.2	0.4	0.3
Financial expenses	(0.4)	(0.4)	(0.3)
FINANCIAL RESULT	(0.2)	0.0	0.0
Extraordinary income and profit	0.2	0.2	0.1
Extraordinary expenses and losses	(0.1)	(0.2)	(0.0)
EXTRAORDINARY RESULTS	0.1	0.0	0.1
RESULT BEFORE TAX AND MINORITY INTERESTS	5.7	17.8	4.1

Figures in € million

Companies operating primarily abroad

MAPFRE AMÉRICA *

Governing Bodies **

BOARD OF DIRECTORS	Executive Committee
Chairman	
Santiago Gayarre Bermejo	Chairman
First Vice-Chairman	
Sebastián Homet Duprá	•
Second Vice-Chairman	
Rafael Beca Borrego	Second Vice-Chairman
CEO	
Rafael Casas Gutiérrez	First Vice-Chairman
Director-General Managers	
Francisco Bravo García	Member
Antonio Núñez Tovar	Member
Rafael San Martín Fernández	Member
Members	
Ángel Alonso Batres	Member
Antonio Eraso Campuzano	•
José M.ª García Alonso	•
Elena Gil García	•
Luis M.ª González Llano	•
Andrés Jiménez Herradón	Member
Jaime Laffitte Mesa	•
Rafael Márquez Osorio	•
Miguel Muñiz de las Cuevas	•
Alfonso Rebuelta Badías	Member
Domingo Sugranyes Bickel	Member
Esteban Tejera Montalvo	•
Francisco Vanni D'Archirafi	•
Secretary	
Claudio Ramos Rodríguez	Secretary

** Includes the appointments and renewals submitted to the General Shareholders' Meeting.



MAPFRE TEPEYAC Head Office (México).



In addition to the general weakness of the world economy, the economic climate in Latin America, the area in which the subsidiaries of MAPFRE AMERICA operate, was affected by the following factors:

- The political, social and economic crisis in Argentina that led to a drop of 11% in its GDP and an increase of 40% in the retail price index.
- The deterioration of the macroeconomic figures in Brazil, motivated by the uncertainties with respect to the result of the presidential elections held at the end of the year and the economic programme of the newly elected government.
- The depreciation of various currencies in the region, particularly in Argentina, Venezuela and Brazil.

* *MAPFRE AMÉRICA is a holding company, which controls non-life direct insurance companies in twelve countries of the American continent.*

Despite these adverse conditions, the fiscal year was very positive for MAPFRE AMÉRICA and its subsidiaries, with a consolidated operating profit of € 56.2 million, a 55% increase over the previous year, and a profit after tax and minority interests of € 26.5 million, a 47% increase over 2001. These figures are the result of the continued improvement in the management of the subsidiaries and of the measures taken during fiscal year 2002, such as: the analysis and pruning of loss-making customer portfolios; measures to reduce management expenses; and the constant introduction of improvements in the management of claims.

Key figures

Balance Sheet

- **Consolidated shareholders' equity**, including minority shareholders, amounted to € 542.1 million, a 13% decrease with respect to 2001, even taking into account the capital increase of € 97 million carried out in 2002, as a result of the depreciation of the main currencies of the region. Minority interests accounted for € 7.1 million, a decrease of 89.1%.

- **Investments** amounted to € 1,062.4 million, a 17.9% decrease.

- **Technical reserves** reached € 874.3 million, a 20% decrease with respect to 2001.

Profit and Loss Account

- **Consolidated premiums written** amounted to € 1,253.7 million, a 12.2% decrease with respect to 2001, due to the aforementioned currency devaluations.

- **Management expenses** were equal to 32% of premiums, an 11.6% reduction over the previous fiscal year.

- The **loss ratio**, calculated as a percentage of earned premiums in the direct business, reached 66.5%, a 15.8% decrease with respect to 2001.

- The **result** in the Direct Insurance business was a loss of € 18.7 million, which represents an improvement of 69% compared to the previous year. The result attributable to reinsurers was € 104.8 million, a significant increase over the previous year due to the increased costs of catastrophe reinsurance and the lower frequency of claims charged to reinsurance during 2002.

- **Financial income** grew 38.6% to € 174.3 million, owing to the increase in interest rates paid on the assets in which the subsidiaries placed their investments.

- The **consolidated gross profit**, before tax and minority interests, reached € 43.9 million, of which € 13.1 million went to corporation tax and € 4.3 million to minority shareholders. The net attributable profit of the Company, after tax and minority interests, reached € 26.5 million, a 46.4% increase.

Main activities

The main activity of the subsidiaries continued to be Non-life direct insurance, with a greater relative weight of Motor Insurance (56% of consolidated premiums written during the year), although 2002 saw a significant increase in General Insurance, which accounted for 29% of total consolidated premiums.

Investments

ITEM	2002		2001		2000	
	Book value	Market value	Book value	Market value	Book value	Market value
Real Estate	*89.1*	*108.8*	*137.6*	*168.6*	*118.8*	*145.7*
Fixed-income securities	*735.1*	*738.7*	*785.9*	*783.9*	*538.5*	*531.6*
Financial investments in capital	*38.8*	*38.3*	*74.7*	*64.9*	*78.4*	*75.0*
Investment fund units	*64.4*	*64.4*	*114.5*	*114.5*	*58.1*	*58.1*
Cash	*51.2*	*51.2*	*64.4*	*64.4*	*160.3*	*160.3*
Other investments	*83.8*	*81.3*	*118.1*	*96.8*	*58.4*	*33.2*
TOTAL INVESTMENTS	1,062.4	1,082.6	1,295.2	1,293.1	1,012.5	1,003.9

Figures in € million.


Book value of Investment Assets
1,400
118.8
538.5
355.2
1,012.5
137.6
785.9
371.7
1,295.2
89.1
735.1
238.2
1,062.4
2000
2001
2002
Real estate
Fixed-income securities
Other investments
Total investments

Figures in € million.


Solvency Margin
700
580.3
249.5
657.6
259.7
562.6
201.8
2000
2001
2002
Solvency margin
Minimum legal requirement

Figures in € million.


Coverage of Reserves
1,400
1,334.7
935.9
1,203.2
1,083.2
997.0
922.7
2000
2001
2002
Qualifying assets
Reserves to be covered

Figures in € million.

Breakdown and Evolution of Direct and Accepted Earned Premiums

BRANCHES	PREMIUMS			% VARIATION		
	2002	2001	2000	02/01	01/00	00/99
LIFE	*39.4*	*51.9*	*29.1*	*(24.1)*	*78.5*	*(29.3)*
NON-LIFE						
Motor	*683.7*	*857.0*	*770.6*	*(20.2)*	*11.2*	*28.1*
General insurance	*384.3*	*352.6*	*323.0*	*9.0*	*9.2*	*32.5*
Health and accident	*146.3*	*166.3*	*142.8*	*(12.0)*	*16.4*	*23.4*
TOTAL NON-LIFE	*1,214.3*	*1,375.8*	*1,236.4*	*(11.7)*	*11.3*	*28.7*
TOTAL	**1,253.7**	**1,427.7**	**1,265.5**	**(12.2)**	**12.8**	**26.3**

Figures in € million.

Other Significant Figures

ITEM	AMOUNT			% VARIATION	
	2002	2001	2000	02/01	01/00
Management expenses	*399.3*	*451.8*	*392.9*	*(11.6)*	*15.0*
Claims incurred	*861.1*	*1,023.0*	*883.4*	*(15.8)*	*15.8*
Net investment income	*174.3*	*125.8*	*118.2*	*38.5*	*6.5*
Result before tax and minority interests	*43.9*	*28.6*	*13.3*	*53.6*	*115.5*
Result after tax and minority interests	*26.5*	*18.1*	*2.5*	*46.4*	*635.0*

Figures in € million.

Staff

CATEGORIES	2002	2001	2000
Managers	*284*	*187*	*207*
Clerical staff	*1,636*	*1,672*	*1,857*
Marketing staff	*805*	*812*	*970*
I.T. experts	*705*	*874*	*486*
Others	*1,308*	*843*	*819*
TOTAL	4,738	4,388	4,339

BREAKDOWN OF PREMIUMS BY COMPANY	(%)
MAPFRE Tepeyac (Mexico)	*26.3*
Seguros La Seguridad (Venezuela)	*17.8*
Vera Cruz Seguradora (Brazil)	*17.6*
MAPFRE USA (Puerto Rico - Florida)	*16.6*
MAPFRE Argentina	*7.0*
MAPFRE Cia. Seg. Generales Chile	*5.6*
MAPFRE Seg. Generales Colombia	*3.0*
La Centro Americana (El Salvador)	*2.6*
MAPFRE Perú Seg. Generales	*2.0*
MAPFRE Uruguay	*1.0*
MAPFRE Paraguay	*0.5*
TOTAL	100.0

Subsequent events

On 5 February 2003, the Venezuelan government passed an exchange control law whereby the acquisition of foreign currency is subject to prior authorisation. The initial exchange rate was fixed at 1,600 bolivar to the US dollar and may be adjusted by mutual agreement of the Government and the Central Bank of Venezuela.

Projected performance

In 2003 the income from consolidated premiums is expected to reach € 1,300.1 million, which represents a 3% decrease with respect to 2002. This target takes into account the expected consequences of the appreciation of the euro with respect to the US dollar and the depreciation of the Latin American currencies that is expected to continue



Premiums by Country
2.0% Peru
2.6% El Salvador
1.0% Uruguay
3.0% Colombia
0.5% Paraguay
5.6% Chile
26.3% Mexico
7.0% Argentina
16.6% USA
17.8% Venezuela
17.6% Brazil

during 2003, particularly that of the Venezuelan bolívar, due to the political and economic crisis that country is suffering.

On the other hand, a considerable increase in net profit after tax and minority interests is expected, due to the positive contribution of all subsidiaries to the consolidated result.

Balance sheet summary

ASSETS	2002	2001	2000	LIABILITIES	2002	2001	2000
Intangible assets and start-up expenses	65.4	52.9	49.9	Capital and reserves	508.5	541.7	466.8
Investments	1,062.4	1,295.2	1,012.5	Net result	26.5	18.1	2.5
Participation by reinsurance in technical reserves	152.5	160.1	145.4	Minority interests	7.1	65.2	84.9
Credits	342.1	499.4	466.1	Technical reserves	874.3	1,094.1	945.6
Other assets	124.9	164.9	170.5	Deposits received on ceded reinsurance	2.8	4.3	10.7
				Other liabilities	328.1	449.1	333.8
TOTAL ASSETS	1,747.3	2,172.5	1,844.4	TOTAL LIABILITIES	1,747.3	2,172.5	1,844.4

Figures in € million.

Profit and loss account

ITEM	2002	2001	2000
DIRECT INSURANCE AND ACCEPTED REINSURANCE			
Earned Premiums	1,253.7	1,427.7	1,265.5
Claims incurred	(861.1)	(1,023.0)	(883.4)
Other technical expenses	(411.4)	(465.1)	(405.5)
RESULT DIRECT INSURANCE AND ACCEPTED REINSURANCE	(18.7)	(60.4)	(23.4)
CEDED AND RETROCEDED REINSURANCE			
Premiums and variation in the unearned premium reserves	(245.0)	(260.6)	(242.5)
Claims paid and variation in the outsanding claims reserve	95.1	201.6	145.7
Variation in other technical reserves and commissions and participations	45.1	54.5	50.6
RESULT CEDED AND RETROCEDED REINSURANCE	(104.8)	(4.5)	(46.2)
OTHER TECHNICAL RESULTS			
Income and expenses from investments	174.3	125.8	118.1
Other technical income and expenses	(11.9)	(12.2)	(18.7)
OTHER TECHNICAL RESULTS	162.4	113.7	99.4
RESULT OF THE LIFE AND NON-LIFE TECHNICAL ACCOUNTS	38.9	48.7	29.8
RESULT NON-TECHNICAL ACCOUNT			
Income and expenses from investments	5.6	3.7	(6.4)
Amortisation of goodwill	(7.4)	(4.0)	(1.6)
Other non-technical income and expenses	4.3	(7.7)	(10.9)
Extraordinary result	2.4	(12.2)	2.3
RESULT OF THE NON-TECHNICAL ACCOUNT	5.0	(20.1)	(16.5)
RESULT BEFORE TAX AND MINORITY INTERESTS	43.9	28.6	13.3

Figures in € million.

REINSURANCE UNIT *

Governing Bodies **

BOARD OF DIRECTORS	Executive Committee	Compliance Committee
Executive Chairman		
Andrés Jiménez Herradón	Chairman	•
First Vice-Chairman		
Lorenzo Garagorri Olavarrieta	Member	•
Second Vice-Chairman		
Matías Salvá Bennasar	Vice- Chairman	Chairman
CEO		
Juan Antonio Pardo Ortiz	Member	•
Members		
Ángel Alonso Batres	Member	•
Ricardo Blanco Martínez	•	•
Donald J. Duello (Shelter Mutual Insurance Company)	•	•
María Luisa López Cano	•	•
Rolf Mehr (Vaudoise Assurances Holding)	•	•
George A. Prescott (Ecclesiastical Insurance Office)	Member	•
Gregorio Robles Morchón	•	Member
Agustín Rodríguez García	Member	Member
Francisco Ruiz Risueño	•	Member
Societá Cattólica di Assicurazione, represented by Ezio Paolo Reggia	•	•
Domingo Sugranyes Bickel	Member	•
Primitivo de Vega Zamora	•	•
Secretary		
Claudio Ramos Rodríguez	Secretary	•
General Manager		
Pedro de Macedo Coutinho de Almeida	•	•



** Includes the appointments and renewals submitted to the General Shareholders' Meeting.



MAPFRE RE Head Office (Madrid).

1998-2002 was an extremely difficult period for reinsurance companies. The progressive deterioration in the results of the ordinary business, the appearance of losses from previous years in the United States in the third-party liability business, the greatest series of natural disasters in living memory in 1999 and the terrorist attack on the World Trade Center, considered to be the largest loss in history, are the main reasons for the negative situation that reinsurance companies had to deal with in such a short period of time.

The consequences of these events are evident in the income statements of reinsurers for this period, in the crisis of the market as a whole, and in the closure to new business, disappearance or restructuring of major traditional reinsurers.

* *This Operating Unit is formed by MAPFRE RE, the parent company of the Unit, and its subsidiaries MAPFRE REINSURANCE CORPORATION (USA), CAJA REASEGURADORA DE CHILE, CIAR (Belgium) and MAPLUX RE (Luxembourg).*

In 2002, there was a significant change as far as results from operations were concerned, which reflects the efforts of the previous years to re-establish the profitability of the ordinary business and to obtain prices more in accordance with capacity. However, reinsurers have still had to deal with the impact of the downturn in the stock markets this year, which for some companies had an even more negative effect than any of the previous catastrophes or losses. The policy of increasing prices and conditions was maintained throughout 2002, although these increases were not as pronounced as in 2001.

In addition to the aforementioned downturn in the stock exchanges, other financial circumstances have influenced reinsurance activity. On the one hand, the drop in interest rates has had a negative effect on financial yields. On the other, the depreciation of the dollar, and of other currencies that come under its influence, with respect to the euro has led reinsurers operating in this area to record revenues which were below expectations.

The lack of reinsurance capacity for certain risks, such as terrorism, has given rise to legal solutions, market agreements and government resolutions. Thus a law was passed in the United States that allows the federal government to take on limited liability for losses from terrorist acts. Similar agreements have been reached in other markets.

In the last few months of the year, consensus was reached in the European markets to gradually replace over the next few years the unlimited complementary third-party liability cover in Motor Insurance with a cover which is limited, although still sufficient to maintain the indemnifying capacity of this type of insurance.

The rating agencies have continued to be as cautious about Reinsurance as in 2001, when their attitude changed as a result of the World Trade Center attack. This attitude has led to rating downgrades for a large number of reinsurers in 2002. Customers attach considerable importance to the ratings assigned by these agencies when choosing reinsurers. Therefore, 2002 saw, and 2003 will continue to see reinsurers carrying out capital increases in order to maintain and improve their rating, and rating downgrades for those reinsurers that do not maintain a sufficient level of shareholders' equity.

These circumstances suggest that the composition of the market as of the end of 2002 may undergo variations in the short and medium term.

The renewal of business for 2003 has been significantly influenced by the aforementioned factors. The closing of some reinsurers has given opportunities to companies like MAPFRE RE, which have not been affected by the deterioration in the results of previous years, nor by the effects of the stock exchange crisis. This new situation, together with favourable prices and conditions, has led to the appearance of new reinsurers whose capacity has partly replaced that of the companies which have disappeared.

One of the conclusions that may be drawn from this situation is that the level of conditions and prices prevailing at the end of 2002 may last long enough for current reinsurers to make up for past losses and rebuild their reserves. The results of 2003 are likely to reflect this situation.

Key figures

Balance Sheet

- **Consolidated shareholders' equity** amounted to € 267.1 million, a 2.9% decrease with respect to the previous year. This amount included € 0.1 million corresponding to minority shareholdings in subsidiaries.

- **Technical reserves** reached € 541 million, a 3.9% decrease with respect to 2001 caused by the depreciation of various currencies with respect to the euro, which has reduced the value in euros of the liabilities of the Company. As a consequence of this decrease, technical reserves were equal to 113.7% of net premiums earned, compared to 124.9% the previous year.

- **Investments** amounted to € 774.2 million, including € 52.6 million in tangible investments, € 709.6 million in financial investments and € 12 million in shares of subsidiary companies.

Investment

ASSETS	2002	2001	2000
Real estate	*52.6*	*65.8*	*64.1*
Shares in Group companies	*12.0*	*14.4*	*22.9*
Other financial investments	*552.3*	*549.0*	*602.0*
Deposits for accepted reinsurance	*157.3*	*138.7*	*117.4*
Cash	*62.1*	*73.6*	*22.2*
TOTAL INVESTMENTS	836.3	841.5	828.6

Figures in € million.


Investment Assets
900
64.1
22.9
624.2
117.4
828.6
65.8
14.4
622.6
138.7
841.5
52.6
12.0
614.4
157.3
836.3
2000
2001
2002
Real estate
Shares in group companies
Other financial investments
Deposits for accepted reinsuranse
Total investments

Figures in € million.

- **Cash and other liquid assets** reached € 62.1 million.

- **Total consolidated assets** stood at € 1,276.7 million.

Profit and Loss Account

- **Consolidated premiums** reached € 760,1 million, a 10.5% increase over the previous year. Net premiums earned reached € 475.7 million, a 5.5% increase with respect to 2001.

- The **combined ratio** was equal to 96.9%, a considerable improvement over the 111.7% of 2001.

- The **loss ratio**, calculated as a percentage of net premiums, was equal to 63.4%, against 78.4% the previous year.

- **Commissions and other acquisition costs** were equal to 27.4%, and management expenses were equal to 6.1%, both calculated as a percentage of net premiums. Management expenses were equal to 6.5% the previous year.


Coverage of Reserves
1,000
931.4
730.2
957.3
714.1
961.3
749.5
2000
2001
2002
Qualifying assets
Reserves to be covered

Figures in € million.

- The **net operating result** was a loss of € 8.2 million, compared to a loss of € 50.6 million the previous year. The difference reflects the decrease in catastrophe claims in 2002.

Breakdown of the portfolio by type of business


11% Facultative
76% Proportional
13% Non proportional

Breakdown of the portfolio by geographical area


18% Latin America
42% Spain
2% Other
29% Europe
9% USA

Breakdown of the portfolio by branch of business


6% Marine
8% Motor
8% Other
8% Life
& accident
70% Property
and casualty

- Net **financial income** reached € 38.6 million.
- The **profit and loss account** recorded a € 30.2 million profit before tax and minority interests, and a profit after tax and minority interests of € 22.7 million.

Main activities

- Computer tools have been developed to simulate and calculate the usage of catastrophe capacity and to assess the profitability of operations. In addition to software created by the Company itself, sophisticated programmes to estimate and control risks were purchased to complement those already existing.
- The new tools were used to carry out an in-depth analysis of the portfolio at all levels and allowed to focus the 2003 renewal campaign on markets, companies and contracts chosen as preferential targets according to profitability criteria.
- A general outline was drawn up of a plan to adapt the organisational structure of the company to the current market situation and to the changes expected in the short and medium term. Some of the assumptions of the plan already materialised in 2002.
- The customer service plan remained active during 2002, taking the form of 19 technical seminars held in 12 countries, which were attended by 414 people. In addition, various monographs on large claims were published.

Other Significant Figures

ITEM	2002	2001	2000
% retention	*62.6*	*65.5*	*68.9*
% reserves on net premiums	*113.7*	*124.9*	*132.3*
% claims on net written premiums	*63.4*	*78.4*	*76.9*
% commissions on net premiums	*27.4*	*26.8*	*26.3*
% management expenses on net premium	*6.1*	*6.5*	*6.8*
% combined ratio	*96.9*	*111.7*	*110.0*

Staff

	2002	2001	2000
In Spain	137	131	124
Abroad	182	180	211
Total	**319**	**311**	**335**

Subsequent events

In the first few months of 2003, the Company carried out a € 60 million capital increase, which increased consolidated shareholders' equity to € 327.1 million.

The subsidiary MAPFRE REINSURANCE CORPORATION (USA) also carried out a $15 million capital increase.

Projected performance

The efforts made in the last two years to improve business conditions, and especially the achievements in this area during the last renewal campaign, are expected to be reflected in the development of the business and its results in 2003. The market is expected to be stable in the short and medium term as far as reinsurance conditions and prices are concerned, but changes may occur in the relative importance, number and origin of the various reinsurers, and in the weight of each market. The Company will continue to adapt its internal structures to the new market situation and to the role it may play therein.

The consolidated budget of MAPFRE RE for 2003 estimates a gross premiums volume of € 900 million, net premiums of over € 600 million and profit before tax of € 40 million. In order to reach these targets, the Company will continue to focus on the profitability of operations.

It is expected that MAPFRE REINSURANCE CORPORATION will continue to make an increasing contribution to the general growth and profit targets, in accordance with the expectations derived from the size of the market in which it operates.

Balance Sheet Summary

ASSETS	2002	2001	2000	LIABILITIES	2002	2001	2000
Intangible assets and start-up expenses	4.5	5.4	6.0	*Capital and reserves*	244.3	269.1	275.7
Investments	774.2	767.9	806.4	*Net result*	22.7	0.8	8.1
Participation by reinsurance in technical reserves	258.3	259.7	217.9	*Minority interests*	0.1	0.3	0.3
Credits	125.5	123.6	100.2	*Technical reserves*	799.3	822.5	770.3
Other assets	114.2	121.4	67.6	*Deposits received on ceded reinsurance*	80.9	59.9	52.0
				Other liabilities	129.4	125.4	91.7
TOTAL ASSETS	**1,276.7**	**1,278.0**	**1,198.1**	**TOTAL LIABILITIES**	**1,276.7**	**1,278.0**	**1,198.1**

Figures in € million.

Profit and Loss Account

ITEM	2002	2001	2000
Gross premiums	760.1	687.9	606.3
Net premiums	475.7	450.8	417.5
Net written premiums	413.7	460.7	414.0
Claims incurred	(262.5)	(361.4)	(318.5)
Commissions paid	(130.4)	(120.6)	(110.0)
TECHNICAL RESULT	20.8	(21.3)	(14.5)
Management expenses	(29.0)	(29.3)	(28.6)
Financial result	38.6	46.6	54.7
Extraordinary result	(0.2)	1.7	0.5
RESULT BEFORE TAX AND MINORITY INTERESTS	30.2	(2.3)	12.2

Figures in € million.

ASSISTANCE OPERATING UNIT *

Governing Bodies

BOARD OF DIRECTORS	Executive Committee	Compliance Committee
Executive Chairman		
Primitivo de Vega Zamora	Chairman	•
Vice-Chairman		
Pedro Unzueta Uzcanga	Vice-Chairman	Chairman
Director-General Manager		
Rafael Senén García	Member	•
Members		
Alberto Javier Álvarez Oblanca	Member	Member
Luis Charlo de Paúl	•	•
Luis Gómez de Pablo	•	•
Gerardo Hernández de Lugo	•	•
Augusto Huéscar Martínez	•	•
José Emilio Jimeno Chueca	•	•
Alejandro Lorca Corrons	•	Member
Moncef Maaoui	•	•
Antonio Núñez Tovar	Member	•
Juan Antonio Pardo Ortiz	Member	•
César de Santiago Polo	•	•
Domingo Sugranyes Bickel	•	•
Secretary non member		
Félix Mansilla Arcos	Secretary	•


MAPFRE ASISTENCIA

MAPFRE ASISTENCIA Head Office (Madrid).

SISTEMA INTERNACIONAL DE ASISTENCIA MAPFRE (SIAM), formed by MAPFRE ASISTENCIA and its subsidiaries, had a direct presence in thirty-six countries at the end of the year, through thirty-one subsidiaries, four general agencies, four representative offices, five branches and one commercial office. This structure is completed by Spanish travel agency VIAJES MAPFRE and its subsidiary VIAJES CITEREA, and minority shareholdings in QUAVITAE, which provides services to senior citizens, and VIAJES TIVOLI, a travel wholesaler.

With a portfolio of 925 corporate clients in fifty-one countries, including insurance companies, car manufacturers, financial institutions, tour operators, airlines and large corporations, the Unit reached a figure of 35 million insured clients in 2002, both under insurance and reinsurance policies, and approximately 95 million beneficiaries who were assisted on more than 2,100,000 occasions.

MAPFRE ASISTENCIA and its subsidiaries, branches and general agencies had 1,962 employees at the end of 2002, 535 of which were employed in Spain.

The specialised agency Moody's assigned to MAPFRE ASISTENCIA its 'A1' rating in 2002, while A.M. Best reaffirmed its 'A+ (Superior)' rating, which was assigned the year before.

* *This Operating Unit is formed by of MAPFRE ASISTENCIA and its 31subsidiaries, which specialise in insurance, assistance and other services.*

In general terms, 2002 was a very positive year for the Company and its subsidiaries, which managed to increase their net attributable profit by 32.6% with respect to 2001, in spite of a challenging economic environment in the countries where a large part of their operations are carried out.

Key figures

Balance Sheet

- **Consolidated shareholders' equity**, excluding minority interests, reached € 49.5 million, a 4.2% decrease over 2001. Of this figure, minority shareholdings in subsidiaries accounted for € 0.8 million.
- **Technical reserves** amounted to € 37.4 million, compared to € 37 million in 2001. These reserves are mainly invested in cash and short-term investments.

Profit and Loss Account

- **Consolidated revenues** reached € 206 million in 2002, including revenues from equity-accounted companies.
- The **loss ratio** was equal to 54.7% of revenues, a reduction of approximately three percentage points with respect to 2001.
- **Expenses**, excluding financial expenses, amounted to € 77.7 million, a 7.3% decrease with respect to the € 83.9 million of the previous year.
- **Financial results** (including exchange rate differences and the cost of debt) were negative at € 5.7 million, due to the devaluation of some currencies, especially in Latin America.
- The **consolidated profit**, before tax and minority interests, reached € 5.1 million, a 19% increase over the previous year. The profit after tax and minority interests reached € 3.8 million, a 32.6% increase.

Investment Assets

ITEM	2002		2001		2000	
	Book value	Market value	Book value	Market value	Book value	Market value
Real Estate	*0.8*	*0.8*	*1.3*	*1.3*	*0.1*	*0.1*
Investment fund units	*0.0*	*0.0*	*0.0*	*0.0*	*0.9*	*0.9*
Cash	*8.6*	*8.6*	*5.4*	*5.4*	*0.4*	*0.4*
Other investments	*22.7*	*22.7*	*19.6*	*19.6*	*22.0*	*22.0*
TOTAL INVESTMENTS	**32.1**	**32.1**	**26.3**	**26.3**	**23.4**	**23.4**

Figures in € million.

Book value of Investment Assets



35
0.1
0.9
0.4
22.0
23.4
1.3
5.4
19.6
26.3
0.8
8.6
22.7
32.1
2000
2001
2002
Real Estate
Investment fund units
Cash
Other investments
Total investments

Figures in € million.


Solvency Margin
60
42.4
8.1
51.2
9.2
48.5
9.5
2000
2001
2002
Solvency margin
Minimum legal requirement
Figures in € million.


Coverage of Reserves
30
17.4
16.6
24.5
20.4
25.2
21.3
2000
2001
2002
Qualifying assets
Reserves to be covered
Figures in € million.

Main activities

During 2002, the Company maintained its position as one of the largest international assistance companies in the world. It continued to diversify its business mix, obtaining the authorisation to operate in branches 16 (General Pecuniary Losses) and 17 (Legal Defence), which has led to the launch of new products and services. Likewise, the Company continued to consolidate the insurance lines in which it is a pioneer in the world: home assistance; motor, household and health claims management; credit card protection; teleassistance; assessment of bodily damages; cost containment; telephone information services; contact centres; telemarketing; travel sales; etc.

Other significant events that have shaped the development of the Company and its subsidiaries during 2002 have been the following:

- Significant international sales development, characterised by the gaining of new customers and the sale of additional services to existing customers.

- Expansion of the international network, with the opening of a new subsidiary in Italy.

- Opening of new markets, through international reinsurance, with transactions in Africa and the Middle East, in countries such as the Lebanon, Algeria, Yemen and Syria.

- Setting up of SIAM Consulting to market technological solutions developed by the Company and its subsidiaries.

- Expansion of the travel division through the acquisition of VIAJES CITEREA, thus giving VIAJES MAPFRE more than 50 branches and a turnover of € 45.1 million, despite the economic recession, which has characterised the environment in which the international tourism industry has operated in 2002. In addition, the purchase of a 20% interest in travel wholesaler VIAJES TIVOLI (which operates under the brand name RHODASOL/TURIMAR) has opened up a wide range of business opportunities in the medium term.

Other Significant Figures

ITEM	AMOUNT			% VARIATION	
	2002	2001	2000	02/01	01/00
Management expenses	*17.3*	*17.5*	*15.5*	*0.0*	*12.9*
Claims incurred	*93.5*	*118.3*	*100.0*	*(21.0)*	*18.3*
Net investment income	*(4.7)*	*(0.7)*	*0.9*	*(571.4)*	*(177.8)*
Result before tax and minority interests	*5.1*	*4.3*	*3.8*	*18.6*	*13.1*
Result after tax and minority interests	*3.8*	*2.8*	*1.7*	*35.7*	*64.7*

Figures in € million.

Claims Management Figures

ITEM	2002	2001	2000
Number of reports processed	*2,083,993*	*1,622,568*	*1,257,855*
Ratio of claims to net written premiums	*77.3*	*85.1*	*87.2*
Number of insured clients	*35,311,874*	*32,025,704*	*27,543,855*

Staff

CATEGORIES	2002	2001	2000
Managers	*137*	*110*	*20*
Clerical staff	*874*	*900*	*742*
Marketing staff	*37*	*45*	*45*
I.T. experts	*76*	*66*	*34*
Others	*730*	*702*	*775*
TOTAL	1,854	1,823	1,686

- Increased efficiency in the processing of services, based on technological advances and optimisation of business processes, while maintaining the highest quality and customer service standards.

- Successful completion of the Technological Renovation Plan, carried out over the last three years, which has given the operations and administration areas of the parent company and its subsidiaries access to new information technology tools.

- The emphasis put on quality, with the creation of a specialised area, the definition of procedures and training actions, and the introduction of the corresponding controls.

Subsequent events

In January 2002 the Company acquired 100% of the group of companies named ROAD AMERICA MOTOR CLUB, headed by BRICKELL FINANCIAL SERVICES MOTOR CLUB Inc. registered in Coral Gables (Florida, United States). This group sells roadside assistance services to individuals and companies. It is authorised to operate in all states of the United States, in Canada and Puerto Rico. Therefore, through this acquisition MAPFRE ASISTENCIA has gained an excellent platform from which to develop its operations in this area.

The purchase price was $18 million and it was financed with a 10-year loan granted to MAPFRE ASISTENCIA by its parent company CORPORACIÓN MAPFRE.

Projected performance

Despite the negative impact of the devaluations that took place in the American continent, the Company and its subsidiaries expect growth of 19% for 2003. The target for profit before tax and minority interests has been set at € 7.5 million, a 47% increase with respect to 2002.

In Spain, the focus will be on sales development in the new segment of the Assistance direct insurance branch in which the company has been authorised to operate, with a particular concentration on products for travellers, and on products for senior citizens, taking advantage of the potential synergies with other SISTEMA MAPFRE companies and of those deriving from the alliance with CAJA MADRID.

Abroad, the Company will proceed with its expansion strategy, in accordance with ongoing projects in various countries of the world, especially in Europe, both through organic growth and acquisitions. At the same time, MAPFRE ASISTENCIA will maintain its diversification policy, which will be extended to the new insurance branches, whilst paying particular attention on gaining the loyalty of its portfolio of corporate customers.

In the area of travel sales, the expansion in Spain will continue and opportunities for international expansion will be analysed.

The improvement in customer service, one of the permanent goals of the Company, will benefit particularly from the gradual introduction in all countries of new management tools, especially the AMA application.

Balance Sheet Summary

ASSETS	2002	2001	2000	LIABILITIES	2002	2001	2000
Intangible assets and start-up expenses	11.1	9.1	6.1	*Capital and reserves*	44.9	48.1	41.0
Investments	32.1	26.3	23.4	*Net result*	3.8	2.8	1.7
Credits	47.3	53.4	46.4	*Minority interests*	0.8	1.0	0.5
Other assets	27.3	38.3	22.4	*Technical reserves*	37.4	37.0	29.1
				Other liabilities	30.9	38.2	26.0
TOTAL ASSETS	117.8	127.1	98.3	TOTAL LIABILITIES	117.8	127.1	98.3

Figures in € million.

Profit and Loss Account

ITEM	2002	2001	2000
DIRECT INSURANCE AND ACCEPTED REINSURANCE			
Earned Premiums	125.5	142.8	117.8
Claims incurred	(93.5)	(118.3)	(100.0)
Other technical expenses	(13.5)	(14.3)	(12.8)
RESULT DIRECT INSURANCE AND ACCEPTED REINSURANCE	18.5	10.2	5.0
CEDED AND RETROCEDED REINSURANCE			
Premiums and variation in the unearned premium reserves	(10.1)	(9.2)	(7.5)
Claims paid and variation in the outstanding claims reserve	4.4	4.7	3.9
Variation in other technical reserves and commissions and participations	4.6	3.1	2.5
RESULT CEDED AND RETROCEDED REINSURANCE	(1.1)	(1.4)	(1.1)
OTHER TECHNICAL RESULTS			
Income and expenses from investments	(4.7)	(0.7)	0.9
Other technical income and expenses	(3.8)	(3.2)	(2.7)
OTHER TECHNICAL RESULTS	(8.5)	(3.9)	(1.8)
RESULT OF THE LIFE AND NON-LIFE TECHNICAL ACCOUNTS	8.9	4.9	2.1
RESULT NON-TECHNICAL ACCOUNT			
Income and expenses from investments	(1.0)	(0.7)	0.7
Amortisation of goodwill	(0.2)	(0.1)	(0.2)
Other non-technical income and expenses	(2.2)	(0.3)	0.9
Extraordinary result	(0.4)	0.5	0.3
RESULT OF THE NON-TECHNICAL ACCOUNT	(3.8)	(0.6)	1.7
RESULT BEFORE TAX AND MINORITY INTERESTS	5.1	4.3	3.8

Figures in € million.

Proposed agreements

Management of the Company

- Approval of the non-consolidated and consolidated Annual Accounts for fiscal year 2002.
- Approval of the activities of the Board of Directors during fiscal year 2002.

Distribution of Results

- Approval of the following distribution of results:

Basis for distribution	Euros
Profit and Loss	*(21,807,169.93)*
Retained earnings	*118,553,546.91*
TOTAL	**96,746,376.98**
Distribution	Euros
Dividends	*18,156,453.60*
Retained earnings	*78,589,923.38*
TOTAL	**96,746,376.98**

- The proposal detailed above implies the distribution of a gross € 0.10 per share dividend to shares numbered 1 through 181,564,536, inclusive, paid out of Results from previous years pending application (general reserves of the Company), payable from 2 June 2003 onwards (a dividend of € 0.09 gross per share paid out of Results from previous years pending application was distributed from 16 December 2002, as agreed by the Extraordinary Shareholders' Meeting held on 4 December 2002).

Governing Bodies

- Ratification of the appointment of Mr. Francisco Ruiz Risueño, approved by the Board of Directors on 12 March 2003 to fill the vacancy created by the expiry of the appointment of Mr. Florentino Braña Valdés, and confirmation of such appointment for a term of four years. Renewal for a new term of four years of the appointment of Board Members Mr. Luis Hernando de Larramendi Martínez, Mr. Manuel Jesús Lagares Calvo, Mr. Alberto Manzano Martos, Mr. Antonio Miguel-Romero de Olano, Mr. José Manuel Martínez Martínez, Mr. Alfonso Rebuelta Badías, Mr. Pedro Unzueta Uzcanga and Mr. José Manuel González Porro.

Other Proposals

- Renewal of the appointment of the firm Ernst & Young, S.L. as Auditors of the Accounts for a period of one year.
- Selection for an indefinite period of time of the option to calculate and pay Corporate Income Tax on a consolidated basis.
- Delegation of authorities so that the agreements reached at the Annual General Meeting can be executed and raised to the status of a public deed.
- To thank those participating in the management of the company for their loyal co-operation throughout this fiscal year.

Consolidated annual accounts 2002

Consolidated Balance Sheet

ASSETS	2002		2001	
A. SHAREHOLDERS, UNCALLED CAPITAL		–		–
B. INTANGIBLE ASSETS AND START-UP EXPENSES		497,284		506,052
I. Start-up expenses		9,650		8,775
1. Initial organization expenses	12		24	
2. Start-up expenses	3,314		2,206	
3. Capital increase expenses	6,324		6,545	
II. Intangible fix assets		485,773		494,909
1. Portfolio acquisition expenses	19,732		26,487	
2. Other intangible fix assets	121,831		110,520	
3. Accumulated depreciation (to be deducted)	(59,146)		(57,313)	
4. Goodwill				
Of companies consolidated by full or proportional integration	390,471		404,703	
Of companies consolidated by the equity method	12,885		10,512	
III. Deferred expenses		1,861		2,368
1. Other expenses	1,861		2,368	
C. INVESTMENTS		11,558,136		10,260,311
I. Real State		514,218		566,677
1. Land and buildings	569,604		614,373	
2. Other investments in Real Estate	21,588		32,052	
3. Advances and Real Estate in progress	9,067		4,496	
4. Accumulated depreciation (to be deducted)	(82,297)		(80,512)	
5. Reserves (to be deducted)	(3,744)		(3,732)	
II. Financial investments in Group companies and associated		5,097		10,999
1. Shares in Group companies	3,159		54	
2. Shares in associated	25		511	
3. Uncalled capital (to be deducted)	(9)		(6)	
4. Other financial investments in Group companies	1,949		10,464	
5. Reserves (to be deducted)	(27)		(24)	
III. Financial investments recorded by the equity method		240,384		244,906
1. Financial investments in companies consolidated by equity method	239,726		245,092	
2. Uncalled capital (to be deducted)	(845)		(847)	
3. Loans to companies recorded by equity method	1,522		667	
4. Reserves (to be deducted)	(19)		(6)	
IV. Other financial investments		10,723,601		9,358,864
1. Financial investments in capital	143,407		173,224	
2. Fixed-income securities	9.216,543		7,609,673	
3. Index-linked securities	11,037		12,170	
4. Mortgage loans	6,541		10,055	
5. Other loans and advances on policies	257,934		262,420	
6. Investment fund units	587,324		604,690	
7. Deposits with credit institutions	375,213		393,645	
8. Other financial investments	178,534		317,070	
9. Reserves (to be deducted)	(52,932)		(24,083)	
V. Deposits retained on assumed reinsurance business		74,836		78,865
D. INVESTMENTS ON ACCOUNT OF LIFE POLICY HOLDERS ASSUMING INVESTMENT RISK		574,693		739,359
D. (bis) REINSURERS' SHARE IN TECHNICAL RESERVES		526,409		477,666
I. Unearned premium reserves		239,831		162,826
II. Life insurance reserves		16,969		20,116
III. Outstanding claims reserves		269,609		294,724
IV. Other technical reserves		–		–
E. CREDITS		1,081,844		1,144,922
I. Credits on direct insurance operations		742,169		759,011
1. Insurance policy holders	736,056		737,711	
2. Provisions for premiums pending collection (to be deducted)	(26,660)		(24,762)	
3. Brokers	42,934		56,285	
4. Provisions (to be deducted)	(10,161)		(10,223)	
II. Credits on reinsurance operations		160,857		153,661
III. Credits on coinsurance operations		11,228		14,160
IV. Shareholders, called capital		–		–
V. Tax, corporate and other credits		178,119		230,182
VI. Provisions (to be deducted)		(10,529)		(12,092)
F. OTHER ASSETS		602,468		553,334
I. Tangible fix assets		71,002		75,529
1. Fix assets	180,513		189,902	
2. Accumulated depreciation (to be deducted)	(109,485)		(114,337)	
3. Provisions (to be deducted)	(26)		(36)	
II. Cash in credit institutions, cheques and cash on hand		524,698		456,385
III. Other assets		6,963		21,672
IV. Provisions (to be deducted)		(195)		(252)
G. ACCRUALS		396,874		339,043
I. Interest accrued and not yet due		199,563		153,174
II. Premiums written and not issued		2,503		349
III. Other accrual accounts		5,067		8,606
IV. Commissions and other acquisition expenses		189,741		176,914
TOTAL ASSETS		15,237,708		14,020,687

Figures in EUR 000s.

LIABILITIES	2002		2001	
A. CAPITAL AND RESERVES		**1,076,881**		**1,161,919**
I. Subscribed capital or mutual fund		**90,782**		**90,782**
II. Share premium		**18,439**		**18,439**
III. Adjustment reserves		**–**		**–**
IV. Reserves		**735,715**		**847,571**
1. Legal reserve	*18,187*		*18,187*	
2. Voluntary reserves	*389,667*		*389,667*	
3. Special reserves	*153*		*153*	
4. Other reserves	*10,074*		*15,299*	
5. Reserves in consolidated companies				
Reserves in companies consolidated by full or proportional integration	*552,989*		*443,744*	
Reserves in companies consolidated by the equity method	*8,604*		*811*	
6. Translation differences				
Of companies consolidated by full or proportional integration	*(241,624)*		*(20,410)*	
Of companies consolidated by the equity method	*(2,335)*		*120*	
V. Unappropiated profits brought forward		**118,554**		**125,299**
1. Brought forward	*118,554*		*125,299*	
VI. Profit and Loss attributable to the holding company		**113,391**		**79,828**
1. Consolidated Profit and Loss	*191,439*		*168,031*	
2. Profit and Loss attributable to external shareholders	*(78,048)*		*(71,862)*	
3. Interim dividend paid during year (to be deducted)	*–*		*(16,341)*	
A. (II) MINORITY INTERESTS		**624,261**		**649,177**
A. (III) DEFERRED INCOME		**17,542**		**24,077**
1. Positive foreign currency differences	*13,978*		*21,036*	
2. Commissions and other management expenses on ceded reinsurance	*701*		*–*	
3. Negative goodwill				
Of companies consolidated by full or proportional integration	*2,221*		*2,331*	
Of companies consolidated by the equity method	*642*		*710*	
B. SUBORDINATED LIABILITIES		**–**		**–**
C. TECHNICAL RESERVES		**11,433,465**		**9,943,216**
I. Unearned premiums reserves and unexpired risk reserves		**1,185,073**		**1,150,066**
II. Life insurance reserves		**8,671,348**		**7,163,048**
1. Unearned premiums reserves and unexpired risk reserves	*43,135*		*35,934*	
2. Mathematical reserves	*8,628,213*		*7,127,114*	
III. Outstanding claims reserves		**1,386,913**		**1,482,499**
IV. Reserves for profit sharing and returns		**14,997**		**9,911**
V. Stabilization reserves		**37,286**		**27,274**
VI. Other technical reserves		**137,848**		**110,418**
D. TECHNICAL RESERVES RELATING TO LIFE INSURANCE WHEN INVESTMENT RISK IS ASSUMED BY POLICY HOLDERS		**574,693**		**739,359**
E. PROVISIONS FOR RISKS AND EXPENSES		**96,865**		**105,048**
I. Provision for pensions and similar obligations		**1,465**		**2,068**
II. Provision for taxes		**25,247**		**44,168**
III. Provision for payments of settlement agreements		**2,434**		**2,452**
IV. Other provisions		**67,719**		**56,360**
F. DEPOSITS RECEIVED ON CEDED REINSURANCE		**94,016**		**79,171**
G. DEBT		**1,240,391**		**1,249,370**
I. Due on direct insurance operations		**276,535**		**245,183**
1. Due to policy holders	*101,404*		*104,114*	
2. Due to brokers	*22,940*		*19,791*	
3. Conditioned debt	*152,191*		*121,278*	
II. Due on reinsurance operations		**173,338**		**156,221**
III. Due on coinsurance operations		**6,264**		**4,225**
IV. Loans		**275,000**		**275,000**
V. Due to credit institutions		**21,746**		**75,806**
1. Debt on financial leases	*2,969*		*5,488*	
2. Other debt	*18,777*		*70,318*	
VI. Due on transactions in preparation of insurance contracts		**39,925**		**44,331**
VII. Due on temporary transfer of asset transaction		**–**		**–**
VIII. Other debt		**447,583**		**448,604**
H. ACCRUALS		**79,594**		**69,350**
TOTAL LIABILITIES		**15,237,708**		**14,020,687**

Figures in EUR 000s.

Consolidated Profit and Loss Account

I. TECHNICAL ACCOUNT NON LIFE INSURANCE	2002		2001	
I.1. Earned Premiums, net of reinsurance		***2,568,252***		***2,564,537***
a) Premium written		***3,349,039***		***3,123,051***
a.1.) Direct insurance	*2,794,342*		*2,637,296*	
a.2.) Accepted reinsurance	*562,650*		*491,609*	
a.3.) Variation in outstanding premiums reserves	*(7,953)*		*(5,854)*	
b) Premiums from ceded reinsurance		***(599,851)***		***(440,986)***
c) Variation in unearned premiums reserves		***(254,569)***		***(157,760)***
c.1.) Direct insurance	*(194,206)*		*(157,586)*	
c.2.) Accepted reinsurance	*(60,363)*		*(174)*	
d) Variation in unearned premiums reserves, ceded reinsurance		***73,633***		***40,232***
I.2. Income from investments		***350,312***		***289,994***
a) Income from real estate		***10,185***		***9,664***
b) Income from financial investments		***314,512***		***249,312***
c) Adjustments to the value of investments		***679***		***2,735***
c.1.) Real estate	*133*		*18*	
c.2.) Financial investments	*546*		*2,717*	
d) Profits on realised investments		***24,936***		***28,283***
d.1.) Real estate	*2,679*		*246*	
d.2.) Financial investments	*22,257*		*28,037*	
I.3. Other technical income		***7,181***		***8,150***
I.4. Claims incurred, net of reinsurance		***1,783,738***		***1,839,509***
a) Claims paid		***1,621,301***		***1,540,382***
a.1.) Direct insurance	*1,472,136*		*1,505,163*	
a.2.) Accepted reinsurance	*357,117*		*344,951*	
a.3.) Ceded reinsurance	*(207,952)*		*(309,732)*	
b) Variation in outstanding claims reserves		***47,476***		***180,081***
b.1.) Direct insurance	*156,165*		*127,901*	
b.2.) Accepted reinsurance	*(85,109)*		*70,535*	
b.3.) Ceded reinsurance	*(23,580)*		*(18,355)*	
c) Claims handling expenses		***114,961***		***119,046***
I.5. Variation in other technical reserves, net of reinsurance		***27,282***		***18,163***
I.6. Profit sharing and returns		***3,428***		***1,515***
a) Claims and expenses on profit sharing and returns		***511***		***1,112***
b) Variation in the provision for profit sharing and returns		***2,917***		***403***
I.7. Net operating expenses		***743,937***		***726,750***
a) Acquisition expenses		***683,830***		***660,915***
b) Administration expenses		***152,227***		***153,372***
c) Commissions and participations in ceded and retroceded reinsurance		***(92,120)***		***(87,537)***
I.8. Change in the stabilization reserve		***10,019***		***2,921***
I.9. Other technical expenses		***50,215***		***43,267***
a) Variation in reserves for insolvencies		***3,687***		***3,786***
b) Variation in reserves for depreciation of fixed assets		***347***		***589***
c) Variation in benefits on claim liquidation agreements		***(79)***		***(72)***
d) Others		***46,260***		***38,964***
I.10. Expenses on investments		***117,472***		***94,229***
a) Investment management expenses		***95,459***		***76,356***
a.1.) Expenses from investments and financial accounts	*90,459*		*70,789*	
a.2.) Expenses from real estate	*5,000*		*5,567*	
b) Adjustments to the value of investments		***17,218***		***10,283***
b.1.) Depreciation of real estate	*2,079*		*1,707*	
b.2.) Provisions for real estate	*1,033*		*72*	
b.3.) Provisions for financial investments	*14,106*		*8,504*	
c) Losses from investments		***4,795***		***7,590***
c.1.) From tangible investments	*2,430*		*3,215*	
c.2.) From financial investments	*2,365*		*4,375*	
I.11. Sub total (Result of the Non Life technical account)		***189,654***		***136,327***

Figures in EUR 000s.

II. TECHNICAL ACCOUNT LIFE INSURANCE	2002		2001	
II.1. Earned Premiums, net of reinsurance		**2,233,407**		**2,605,851**
a) Premium written		**2,290,931**		**2,658,109**
a.1.) Direct insurance	2,266,141		2,632,644	
a.2.) Accepted reinsurance	24,204		27,635	
a.3.) Variation in outstanding premiums reserves	586		(2,170)	
b) Premiums from ceded reinsurance		**(49,916)**		**(43,561)**
c) Variation in unearned premiums reserves		**(7,183)**		**(12,399)**
c.1.) Direct insurance	(3,225)		(6,052)	
c.2.) Accepted reinsurance	(3,958)		(6,347)	
d) Variation in unearned premiums reserves, ceded reinsurance		**(425)**		**3,702**
II.2. Income from investments		**607,545**		**470,869**
a) Income from real estate		**21,882**		**22,790**
b) Income from financial investments		**531,950**		**408,081**
c) Adjustments to the value of investments		**7,133**		**6,539**
c.1.) Real estate	–		6,539	
c.2.) Financial investments	7,133		–	
d) Profits on realised investments		**46,580**		**33,459**
3.1.) Real estate	154		1,647	
d.2.) Financial investments	46,426		31,812	
II.3. Unrealised gains from investments		**208**		**12**
II.4. Other technical income		**1,716**		**84**
II.5. Claims incurred, net of reinsurance		**1,066,868**		**1,133,521**
a) Claims paid		**1,053,850**		**1,104,871**
a.1.) Direct insurance	1,060,050		1,078,318	
a.2.) Accepted reinsurance	15,949		57,042	
a.3.) Ceded reinsurance	(22,149)		(30,489)	
b) Variation in outstanding claims reserves		**8,828**		**24,864**
b.1.) Direct insurance	3,431		26,517	
b.2.) Accepted reinsurance	703		204	
b.3.) Ceded reinsurance	4,694		(1,857)	
c) Claims handling expenses		**4,190**		**3,786**
II.6. Variation in other technical reserves, net of reinsurance		**1,363,019**		**1,639,134**
a) Life insurance reserves		**1,527,685**		**1,409,433**
a.1.) Direct insurance	1,526,839		1,455,260	
a.2.) Accepted reinsurance	(962)		(48,069)	
a.3.) Ceded reinsurance	1,808		2,242	
d) Life insurance reserves when investment risk is assumed by policy holders		**(164,666)**		**229,701**
II.7. Profits sharing and returns		**22,632**		**17,477**
a) Claims and expenses on profit sharing and returns		**20,039**		**16,918**
b) Variation in the reserve for profit sharing and returns		**2,593**		**559**
II.8. Net operating expenses		**101,779**		**97,142**
a) Acquisition expenses		**99,681**		**86,787**
b) Variation in the amount of deferred acquisition expenses		**–**		**–**
c) Administration expenses		**26,312**		**21,420**
d) Commissions and participation of ceded and retroceded reinsurance		**(24,214)**		**(11,065)**
II.9. Expenses on investments		**155,551**		**83,546**
a) Investment management expenses		**123,497**		**70,912**
a.1.) Expenses from investments and financial accounts	115,224		62,775	
a.3.) Expenses from tangible investments	8,273		8,137	
b) Adjustments to the value of investments		**25,712**		**9,755**
b.1.) Depreciation of real estate	3,388		2,885	
b.2.) Provisions for real estate	–		–	
b.3.) Provisions for financial investments	22,324		6,870	
c) Losses from investments		**6,342**		**2,879**
c.1.) From real estate	408		18	
c.2.) From financial investments	5,934		2,861	
II.10. Unrealised losses on investments		**41,329**		**13,270**
II.11. Other technical expenses		**10,585**		**12,189**
II.12. Sub total (Result of the Life technical account)		**81,113**		**80,537**

Figures in EUR 000s.

III. NON TECHNICAL ACCOUNT	2002		2001	
III.1. Result of the Non Life technical account		*189,654*		*136,327*
III.2. Result of the Life technical account		*81,113*		*80,537*
III.3. Income from investments		*79,843*		*101,439*
a) Income from real estate		*6,249*		*8,066*
b) Income from financial investments		*41,944*		*36,608*
c) Positive translation results		*1,562*		*1,292*
d) Profit sharing of companies consolidated by the equity method		*28,278*		*50,377*
e) Adjustments to the value of investments		*549*		*1,905*
f) Realised gains on investments		*1,261*		*3,191*
III.3.(bis) Reversion of negative consolidation differences		–		–
III.3.(ter) Monetary correction – positive result		*18,303*		*120*
III.4. Expenses from investments		*86,138*		*74,706*
a) Investment management expenses		*45,132*		*33,146*
a.1.) Expenses from investments and financial accounts	*44,024*		*32,011*	
a.3.) Expenses from real estate	*1,108*		*1,135*	
b) Adjustments to the value of investments		*4,303*		*3,540*
b.1.) Depreciation of real estate	*1,026*		*1,467*	
b.2.) From provisions for real estate	*241*		*204*	
b.3.) From provisions for financial investments	*3,036*		*1,869*	
c) Expenses from investments in companies recorded by equity method		*7,092*		*16,708*
d) Negative translation results		*373*		–
e) Losses from investments		*1,755*		*2,807*
f) Amortisation of consolidation goodwill		*27,483*		*18,505*
III.4.(bis) Monetary correction – negative result		*1,341*		*5,535*
III.5. Other income		*55,451*		*64,897*
a) Profits from disposal of shares in companies consolidated by global and proportional integration		–		*4,087*
b) Profits from disposal of affiliates recorded by the equity method		*64*		*5,854*
c) Profits from transactions with controlling company's shares and with Group financial liabilities		–		–
d) Other non technical income		*55,387*		*54,956*
III.6. Other expenses		*77,110*		*68,966*
a) Losses from disposal of shares in companies consolidated by global and proportional integration		–		–
b) Losses from disposal of affiliates recorded by the equity method		*30*		*397*
c) Losses from transactions with controlling company's shares and with Group financial liabilities		–		–
d) Other non technical expenses		*77,080*		*68,569*
III.7. Extraordinary income		*16,395*		*7,957*
III.8. Extraordinary expenses		*17,210*		*30,351*
III.9. Tax on profits		*67,521*		*43,688*
III.10. Result for the year		*191,439*		*168,031*
a) Result attributable to minority shareholders		*78,048*		*71,862*
b) Result of the year attributable to the parent company		*113,391*		*96,169*

Figures in EUR 000s.

Consolidated Annual Report 2002

1. GENERAL OVERVIEW ON THE COMPANY AND ITS ACTIVITY

CORPORACIÓN MAPFRE, S.A. (hereinafter the controlling Company) is a public limited holding company, parent of a number of controlled companies engaged in insurance, both in the Life and Non-Life lines, as well as in services, finance, securities and real estate investment, and technical management activities.

The definition of the consolidatable group has been established in accordance with Act 30/1995, of 8 November, on Disposition and Supervision of Private Insurance, and with Royal Decree 2486/1998, of 20 November.

CORPORACIÓN MAPFRE is, in turn, subsidiary of MAPFRE Mutualidad de Seguros y Reaseguros a Prima Fija.

The scope of activity of the controlling Company and its subsidiaries includes Spain, European Union countries and other countries.

Its registered address is located in Madrid, Paseo de Recoletos no. 25.

The controlling Company forms part of SISTEMA MAPFRE, formed by MAPFRE MUTUALIDAD de Seguros y Reaseguros a Prima Fija and several insurance, financial, securities, real estate and services companies.

SISTEMA MAPFRE is structured as follows:

a) Central Services

These concentrate the technical and administrative functions of insurance management, the creation of new products, the preparation and development of marketing campaigns, as well as the provision of new commercial distribution networks for territorial offices.

b) Territorial Network

SISTEMA MAPFRE's extensive and growing Territorial Network is divided into 18 geographical divisions, or Sub-centrals, where marketing activities, as well as operating and administrative activities, are coordinated and promoted.

The territorial network has the following distribution:

- Direct Offices: these carry out essentially marketing tasks, issuance of policies, attention to the public, and support to the agents' network.

- Delegate Offices: their work concentrates virtually on the sale of the companies' products.
- Agents.
- Caja Madrid's banking network.

On the other hand, the controlled companies not belonging to the European Economic Area have adapted their internal structure and distribution systems to the peculiarities of the markets where they operate.

2. Subsidiaries and associated companies

Subsidiaries and associated companies included in the consolidation are identified and their details given in the table of shareholdings forming an integral part of this Annual Report as Appendix 1. The said appendix provides a breakdown of the controlled companies included in the consolidation as fully consolidated and those consolidated by the equity method, indicating also which affiliates have been consolidated by the equity method.

The equity method procedure has been chosen when controlled companies have activities sufficiently different so as to consider that their inclusion would prove contrary to the information purpose of the consolidated annual accounts, as well as for those controlled companies excluded from the consolidatable group pursuant to article 20.3 of Act 30/1995 pursuant to the provisions on formulation of accounts by insurance companies consolidated groups. In order to provide further information and clarify the effect that the chosen option has on the financial situation of the consolidated group, Appendix 2 is attached, which contains a summary on the networth position and results of MAPFRE INVERSIÓN.

The configuration of companies as controlled or affiliates is determined, respectively, by the controlling company holding a majority of voting rights, directly or through subsidiaries, and by its ownership of at least 20% in the share capital in the case of unlisted companies (10% for insurance companies), or 3% in listed companies.

The annual accounts of controlled companies used for consolidation purposes correspond to the 2002 fiscal year, closed on 31 December of the said year.

3. Bases of Presentation of the Consolidated Annual Accounts

a) True and fair image

The true and fair image results from the application of the legal provisions on accounting matters, and the Directors have not considered it necessary to include any supplementary information.

b) Accounting principles

The consolidated annual accounts have been prepared in accordance with the accounting principles and policies for insurance companies, pursuant to the provisions established in the spanish Accountancy Plan for Insurance Companies.

The following companies restated all the elements of their tangible fixed assets and tangible investments, pursuant to Royal Decree-Act 7/1996, of 7 June:

- MAPFRE SEGUROS GENERALES Cía. de Seguros y Reaseguros, S.A.
- MAPFRE GUANARTEME Cía. de Seguros Generales y Reaseguros de Canarias, S.A.

The effect of said restatement is described in notes 6.3, 6.4 and 6.9 of this Report.

c) Comparison of information

There are no reasons preventing from comparing the year's annual accounts with those of the preceding year.

From 1 January 2002, the books and accounting records of the holding Company and some of the Spanish controlled companies are stated in Euros. The change was made by applying the exchange rate and the rounding rules established in the legislation, to the peseta denominated balance of each account on that date. Differences arising from rounding were included in the consolidated profit and loss account, their effect being negligible.

d) Changes in the Consolidation perimeter

Appendix 1 identifies the companies which were incorporated into the consolidation perimeter in this fiscal year, showing also information on their networth and results.

The overall effect of these changes on the consolidatable group's networth, financial situation and results in 2002 with respect to the preceding year is described in the relevant notes to this annual report.

Changes in corporate name

Former Name	New Name
Vehidata, S.A.	*GESTIMAP, S.A.*
Consolidated Property & Casualty Ins. Co.	*MAPFRE INSURANCE COMPANY of Florida*
Pan American Corporation	*MAPFRE U.S.A. CORPORATION*
Seguros Tepeyac, S.A.	*MAPFRE TEPEYAC, S.A.*

Changes in the consolidation method or procedures

In the present fiscal year, the following companies, which did not form part of the consolidation perimeter in 2001, were fully consolidated:

- Grupo Corporativo LML (Mexico)
- MAPFRE SEGUROS DE CRÉDITO, S.A. (Mexico)
- MAPFRE INSURANCE COMPANY OF FLORIDA (United States)
- INVERSIONES MAPFRE RE, S.A. (Colombia). Split from Inversiones Hemisféricas, S.A.

and the following were consolidated by the equity method:

- Citerea S.L. (Spain)
- Administradora de Propiedades, S.A. (Chile)
- Comercial y Turismo, S.A. (Chile)
- Clínica Santa Cruz, S.A. (Spain)
- Iberoasistencia Consulting, S.A. (Spain)
- Viajes Tívoli (Spain)
- Novassist (Italy)
- Middleasea Insurance P.L.C. (Malta)
- Puerto Rican American Life Financial Services Co. (Puerto Rico)

In 2002, the following companies ceased to be Group subsidiaries companies or associated, due to the reasons indicated below:

Sale to third parties:

- Ase Rent S.A. (Mexico)
- Head – Beckham Amerinsurance, IN. (United States)

Winding-up:

- MAPFRE CHILE INTERNACIONAL (CHILE)
- Caja Inversiones, S.A. (Chile)
- Inmobiliaria 24, C.A. (Venezuela)
- MAPFRE SOFT ARGENTINA, S.A. (ARGENTINA)
- Estacionamiento El Chorro (Venezuela)

Dissolution by takeover of another Group company (indicating company taking over or assignee of assets and liabilities):

- Tema Vida, S.A. de C.V. (México). Afore Tepeyac, S.A. (Mexico)
- Aseguradora Islas Canarias, S.A de Seguros, Sociedad Unipersonal (España). Mapfre Caja Salud, S.A. (Spain)

Dissolution:

- Inversiones Hemisféricas, S.A. (Colombia)

Adjustments to the opening balance

The columns of adjustments to the opening balance appearing in the various tables of this report include the changes occurred as a result of the inclusion or exclusion of companies in the consolidated statements, changes in the consolidation method or procedure applied, and application of a different exchange rate for the translation of figures corresponding to overseas subsidiaries.

Variations in the technical reserves recorded on the profit and loss account differ from those obtained by difference in the balance sheet balances of the present and previous fiscal year, as a result of changes occurred in the consolidation perimeter and of the application of a different exchange rate for the translation of figures in the case of overseas subsidiaries.

e) Significant transactions between Group companies

Notes 6.17 and 6.18 of this report offer a breakdown of significant transactions between Group companies; information is also given in the specific notes on balance sheet items that may be affected.

f) Criteria for the imputation of revenues and expenses

Financial income and expenses imputable to the life and non life activities are those deriving from the assets assigned to each activity.

The criteria followed for imputation to the different lines corresponding to the non life activity, of income and expenses the accounting registry of which does not have a specific line, are as follows:

- Other technical: pro rata to accrued premiums
- Investments: according to technical reserves in the different business lines
- Administration: according to the number of policies and the collection period for each one of them
- Benefits: according to the handling and management of dossiers
- Acquisition: according to new production policies.

Income and expenses imputed to the technical account are those arising directly from insurance operations. Those assigned to the non technical account are extraordinary revenues and expenses and those unrelated to insurance operations, as well as those corresponding to non insurance companies.

4. Distribution of Results

The controlling Company's Board of Directors has submitted to the General Shareholders Meeting, for its approval, the following distribution of the said company's sole results:

Distribution Bases	Amounts
Profit and Loss	*(21,807,169.93)*
Remainder	*118,553,546.91*
TOTAL	96,746,376.98

Distribution	Amounts
Dividends	*18,156,453.60*
Remainder	*78,589,923.38*
TOTAL	96,746,376.98

Figures in €.

The dividend distribution contemplated in this proposal for the year complies with the requirements and limitations established in the legal regulations and the corporate bylaws.

During fiscal year 2002, the holding Company has distributed interim dividends, against results from previous years pending application, amounting to EUR 16,340,808.24.

Addition of the said amount to the proposed dividend gives a total of EUR 34,497,261.84, equal to the dividend distributed against the 2001 fiscal year results.

5. Valuation Rules

The accounting principles applied to the specific items are indicated herebelow:

a) Consolidation goodwill

The consolidation goodwill corresponds to the positive difference between the book value of the investment and the proportion of the networth of the subsidiary or affiliate at the date of acquisition of the shareholding interest or that of its initial consolidation, provided that said difference is not fully or partially attributable to asset elements.

It is depreciated by the straight-line method over a term of 20 years, since the shares acquired will contribute towards obtaining future profits for the Group, in a period equal to or longer than that indicated.

When events occur reasonably leading to question the continuance at year end of the initial expectations, the depreciation period previously considered is adjusted or the goodwill amount is fully written down.

b) Negative goodwill

The negative goodwill corresponds to the negative difference between the book value of the investment and the proportion of the networth of the subsidiary at the date of acquisition of the holding, provided that said difference is not fully or partially attributable to asset elements.

Generally, these differences correspond to capital gains to be realised when the interest in the holding company's capital is disposed of, fully or partly. In other cases they are based, in relation to the date of acquisition of the relevant holding, on the unfavourable evolution of results or on the reasonable estimate of the involved company's expenses. They will be imputed to the consolidated profit and loss account to the extent that the estimates materialise.

c) Transactions and balances between companies included within the consolidation

All transactions and profit and loss not made externally, and all reciprocal credit and debit items between fully consolidated companies, as well as results not obtained externally by companies consolidated by the equity method, have been eliminated in the consolidation process.

d) Standardisation of items

The accounting principles and policies used in the consolidated annual accounts are those established in the spanish Accountancy Plan for Insurance Companies, all standardisation adjustments required for this purpose having been made.

In relation to the technical reserves of companies not belonging to the European Economic Area, and pursuant to the provisions contained in the above mentioned Plan, standardisation of criteria has not taken place except in the cases detailed below, where the use of local criteria would have distorted the true and fair image that these financial statements must show, and in that case the criteria applicable to insurance companies according to the Spanish regulations have been adopted.

- MAPFRE Tepeyac has reverted the allowance for catastrophic reserves and benefits, and MAPFRE SEGUROS GENERALES de Colombia has reverted the catastrophic reserve, since said risks are covered with reinsurance contracts by both companies.

- CAJA REASEGURADORA DE CHILE has calculated life insurance reserves using the interest rate established in its technical bases, instead of the technical interest published by the Chilean insurance supervisory authorities, on the basis of the existence of matched flows and duration of investments with the obligations arising from contracts.

e) Translation of annual accounts of overseas companies included in the consolidated financial statements

The closing exchange rate method has been used to translate these accounts. Pursuant to this method, the different items on the balance sheets of the overseas companies included in the consolidation are translated at the exchange rate in force on the closing date of the accounts, except for the shareholders' equity, which is translated at the historical exchange rate, and the items on the profit and loss account, which are translated using a weighted average exchange rate.

Positive or negative differences arising from the translation are included under shareholders' equity in the consolidated balance sheet, under the item "Exchange gain/loss", after deducting the proportion of said difference corresponding to minority interests.

The accounts of companies domiciled in countries having a high inflation rate are adjusted by the effects of changes in prices prior to their conversion into EUR. Inflation adjustments are carried out following the rules in force in the country where the said companies are located. To these effects, market value related adjustments are not taken into account.

In any case, the required valuation adjustments have been made in order to assign, to the asset elements located in each country, their corresponding lower market value.

For the specific case of companies domiciled in Argentina, as a result of the deterioration of the said country's financial situation since the end of 2001 and the development of the said situation throughout the present fiscal year, the relevant bodies, by issuing Technical Resolutions, have provided for the application of the inflation adjustment to the accounting statements and, therefore, the restatement of the financial statements, by applying the wholesale price index, which showed an increase of approximately 118% as at 31 December 2002.

The financial statements of the Group companies domiciled in Argentina have been prepared pursuant to the regulations existing in that country, with the standardisation adjustments depending upon the information available having been made in the consolidated financial statements.

As at 31 December 2002, in order to cover the above mentioned valuation adjustments, a reserve created in the previous year, detailed in note 6.14 of the annual report "Other reserves for risks and expenses", was held, amounting to EUR 6,830 thousands.

f) Start-up expenses

These expenses are fully capitalised when accrued and are depreciated by the straight-line method over a maximum term of five years, pursuant to the applicable legal provisions.

g) Intangible fix assets

g.1. Portfolio acquisition expenses

They are capitalised when accrued and for the amount paid on acquisition. They are depreciated depending upon the continuance of the said contracts in the portfolio and their actual results, within a maximum term of ten years. This ten year period is consistent with the expectations of maintaining the said contracts and obtaining profits during a period equal to or longer than the one mentioned.

g.2. Computer applications

They are valued at acquisition and production cost and depreciated as a function of their useful life, with a maximum period of four years.

g.3. Rights on assets held under financial leasing

When there are no reasonable doubts on the exercise of the purchase option, rights on assets under lease are accounted for as intangible assets for the asset cash value, showing on the liabilities side the total debt for lease payments plus the purchase option. The difference between both amounts, represented by the financial costs of the transaction, is recorded as deferred expenses, and imputed to results according to a financial criterion. Rights recorded as intangible assets are depreciated, when applicable, according to the useful life of the asset under the lease agreement. When the purchase option is exercised, the value of the recorded rights and their corresponding accumulated depreciation are cancelled in both accounts, becoming part of the acquired asset.

g.4. Rights of use of administrative concessions

They are valued at cost. Depreciation is carried out by the straight-line method as a function of the number of years envisaged for their enjoyment.

g.5. Other intangible assets

Goodwill included under "Other intangible fixed assets" is valued at cost and depreciated over a maximum period of twenty years.

Other intangible fixed assets are valued at cost and depreciated depending upon their useful life, in a maximum period of three years.

g.6. Advances on intangible assets

These are valued at the advanced amount.

h) Tangible assets and real estate

h.1. Tangible fix assets

Tangible fix assets are valued at acquisition price except in the companies mentioned in note 3.b) of this report, where tangible assets incorporated prior to 31 December 1996 are valued at their restated acquisition price, pursuant to the provisions of Royal Decree-Act 7/1996, of June 7. Depreciation is calculated on a straight-line basis according to the estimate useful life of the different assets.

h.2. Real estate

Real estate are valued at their acquisition price or production cost, as well as having regard to the expenses and taxes relating to the purchase, not directly recoverable from the Public Treasury, and the works and improvements incorporated for their use, with the exception of the Spanish companies mentioned in note 3.b) of this report, where tangible assets incorporated prior to 31 December 1996 are valued at their restated acquisition price, pursuant to the provisions of Royal Decree-Act 7/1996, of June 7, and of the foreign companies where restatements were made pursuant to the legal provisions in force in the relevant countries.

Depreciation is calculated on a straight-line basis according to the estimate useful life of the different assets and pursuant to the applicable legal provisions. The depreciation coefficient is applied to the total value of each property, deducting the estimate amount of the plot of land.

For real estate whose estimate market price at year end, verified by appraisals from the Directorate General of Insurance or authorised independent appraisers, shows a non final lasting depreciation, the corresponding valuation adjustment has been made by allocating a reversible provision, provided that their book value may not be recovered from the generation of sufficient income to cover all their costs and expenses, including depreciation.

Real estate affected by rights of use of government concessions will revert to the public entity having granted them upon the expiry of the concession, to which effect a reversion fund is established and allocations are made over the term of the concession, by crediting the account "Provisions for Liabilities" that is included under the heading "Provisions for liabilities and expenses" in the liabilities side of the balance sheet.

i) Prepaid commissions and other capitalised acquisition expenses:

Commissions and acquisition costs are expensed in the fiscal year when they are incurred.

j) Financial investments

j.1. Equity securities

These are valued at the lower of acquisition price or market price. The acquisition price includes expenses inherent in the transaction, as well as preferential subscription rights, and excludes dividends accrued and not yet due at the time of purchase.

For listed securities, the market value is the lower of the average official market price of the last quarter of the year or the official market price on the closing date of the balance sheet.

In the case of securities complying with the homogeneity requirements in relation to representativeness of their price as established by the Plan, positive differences between the market price and the book value are taken into account to the effect of quantifying valuation adjustments. The positive amount between positive differences less negative differences is not recognised in any case.

For unlisted securities and securities without a representative market price, as well as for shareholdings in group companies and affiliates, market value is understood as being their book value adjusted by the amount of tacit capital gains existing at the time of the acquisition and continuing at the end of the fiscal year. When facts arise reasonably leading to question the subsistence at the end of the fiscal year of the tacit capital gain considered, totally or partially, the relevant provision for depreciation is allocated.

When said tacit capital gains are not attributable to specific asset elements, liable of identification with the investee company's goodwill, allocations for said capital gains are made on a straight-line basis over a maximum period of twenty years from the date of the first investment. However, for stakes in Group companies' capital, if the book value and capital gains existing at the time of calculating the valuation adjustments allows it, this circumstance will be taken into account in order to recover reversible corrections made in previous fiscal years, not exceeding in any case the initial acquisition value.

Valuation adjustments resulting from the application of the valuation criteria mentioned in the preceding paragraphs are carried out against results.

j.2. Fixed income securities

Ordinary investment portfolio

Fixed income securities included in the ordinary investment portfolio are shown at their acquisition price, including the expenses inherent in the transaction and deducting accrued and not yet due interest, as well as bonuses and commissions obtained upon subscription, unless the said bonuses have the character of prepaid coupons, in which case they are accrued as financial income during the interest grace period. The difference between the acquisition price and the redemption value is accrued by debiting or crediting results, according to a financial criterion, throughout the remaining life of the security.

At the end of the fiscal year, the necessary valuation adjustments are made when the market value is lower than the acquisition price, imputing to the year's results the net amount deriving from compensating the negative and positive differences between the said values, with the limit of the amount of negative differences.

In the case of securities listed on a regulated market, market value is understood to be the lower of the last price or the average price of the last month of the fiscal year.

The market value of securities that are traded on a regulated market or whose trading price is determined by restating their future financial flows, including the redemption values, at rates equivalent to the average of the last month resulting from the market for fixed income securities issued by the Government and standardised according to the issuer's quality.

Portfolio of investments held to maturity

Fixed income securities included in the portfolio of investments held to maturity are shown at their acquisition price, including expenses inherent in the transaction and deducting accrued and not yet due interest, as well as bonuses and commissions obtained upon subscription, unless the said bonuses have the character of prepaid coupons, in which case they are accrued as financial income during the interest grace period. The difference between the acquisition price and the redemption value is accrued by debiting or crediting results, according to a financial criterion, throughout the remaining life of the security.

Positive results arising from the disposal of these securities prior to their maturity are accrued until the maturity date initially established. Negative differences are imputed to results for the year when the sale takes place, offsetting, if applicable, positive amounts pending imputation, with the limit of the negative results.

The relevant valuation adjustments deriving from the risk of collection of the securities have been made, imputing them to the year's results. Likewise, the doubtful debt amount includes accrued and not yet due interest.

j.3. Units held in investment funds

Units in securities investment funds (FIM) are valued at their acquisition price or at their net asset value at the fiscal year's end, should the latter be lower.

In the case of units complying with the standardisation requirements established by the Accountancy Plan, the calculation of valuation adjustments takes into accounts capital gains and capital losses of different funds, but under no circumstance is the positive amount corresponding to positive less negative differences taken into account.

Units in funds investing in money market assets (FIAMM) are valued at their acquisition price, increased by the positive returns arising from their net asset value at the end of the year.

Units in guaranteed investment funds are valued at their acquisition price increased by the return guaranteed and confirmed at the end of the year, or at their net asset value should this be lower.

j.4. Assignments of credit and commercial paper

They are booked at the amount paid plus accrued interest accumulated at the end of each fiscal year.

j.5. Investments on account of life policy holders assuming the investment risk

Investments on account of policy holders assuming the investment risk are made in both securities investment funds (FIM) and money market investment funds (F.I.A.M.M.) and valued at cost or at subscription or purchase price. The said acquisition cost is adjusted as greater or lower value of the investment, as applicable, depending upon the net asset value at the closing of the fiscal year. Revaluations and depreciations of these assets are booked as a credit or debit to the technical account of the life business.

j.6. Securities in foreign currencies

Translation of equity securities into Euros is made by applying to the acquisition price the exchange rate in force on the transaction date. The valuation thus obtained does not exceed the one resulting from applying the closing exchange rate in force to the market value, carrying out if applicable the relevant valuation adjustment.

Translation of fixed income securities into Euros is made by applying the exchange rate in force on the transaction date. At year end, they are valued at the exchange rate then in force, on the market value of the securities.

In the cases of hedged securities, only the portion of uncovered risk is taken into account.

j.7. Derivatives

Controlled companies use these products basically for hedging purposes for their life insurance transactions, with the purpose of eliminating or reducing interest rate risks or market risks existing in proprietary positions and including both swaps and purchase options.

As regards hedging transactions, the amount of the premium paid is recognised as an asset, and it is adjusted as a function of its evolution, by crediting or debiting, respectively, the account of deferred revenues and expenses. Nevertheless, differences in the trading prices of premiums are imputed to results parallel to the results arising from hedged liabilities. In the case of investment transactions, differences are imputed to results of the year as they arise.

In the case of interest rate swaps, the amounts accrued by the underlying transactions are recognised, booking the amount of the credit to be received in the account "Tax, corporate and other credits", with credit to "Income from invetments" of the Life Insurance Technical Account, as well as showing the financial expenditure for the amount to be paid with credit to "Tax, corporate and other credits".

k) Trade credits

Credits are valued at their nominal amount, including, at the end of the year, interest accrued as of this date and lessened, if applicable, by the corresponding provisions that may be necessary to cover the debtor's total or partial insolvency situations.

The provision for premiums pending collection is calculated for each line. It is formed by the portion of the tariff premiums accrued in the fiscal year that, according to the entity's experience, are likely not to be collected, taking into account the incidence of reinsurance.

Its allocation is made according to the age of the premium receipts pending collection or individually when the circumstances and the situation of receipts thus require.

Credits for recollection of claims the realisation of which is considered as guaranteed have been capitalised.

l) Non trade credits

Non trade credits are valued at their nominal amount, including, at the end of the fiscal year, the interest accrued as of that date, lessened by the corresponding provisions that might be necessary to cover the debtor's total or partial insolvency situations.

Credits for sales of tangible assets and investments are valued at the sale price, excluding the interest element incorporated into the nominal of the credit, which is included as a function of its accrual.

m) Technical reserves

m.1. Direct insurance of European Economic Area companies

Reserve for unearned premiums

The provision for non consumed premiums is calculated on an individual policy basis and includes the tariff premium accrued in the fiscal year, having deducted the security surcharge imputable to future years. The time imputation of the premium is made pursuant to article 30 of the Regulations of Disposition and Supervision of Private Insurance.

On the other hand, commissions and other acquisition expenses corresponding to the accrued premiums that are imputable to the period between the closing date and the expiry of coverage of the contracts, are booked under the heading accruals of the balance sheet assets, such expenses corresponding to those actually borne in the period, with the limit established in the technical bases.

Reserve for unexpired risk reserve

The reserve for risks in progress is calculated on an individual business line basis and supplements the reserve for non consumed premiums for the amount not showing the valuation of risks and expenses to be covered corresponding to the coverage period not elapsed at the closing date. Its calculation has been effected pursuant to the provisions of article 31 of the Regulations on Disposition and Supervision of Private Insurance.

For the motor line, the calculation of this reserve has been made considering all the guarantees covered with the products marketed by the different companies.

Reserve for life insurance

In life insurance policies with a coverage period equal to or shorter than one year, the reserve for non consumed premiums is calculated on a policy by policy basis and reflects the tariff premium accrued in the year, imputable to future fiscal years.

When this reserve is not sufficient, the reserve for risks in progress is calculated also in order to cover the valuation of risks and expenses to be covered, corresponding to the coverage period not elapsed at the year's closing date. It has not been necessary to establish this reserve.

In life insurance policies with a coverage period exceeding one year, the mathematical reserve has been calculated on a policy by policy basis as the difference between the present actuarial value of the future obligations of MAPFRE VIDA and its subsidiaries and those of the policy holder or insured party. The calculation basis is the inventory premium accrued in the year, represented by the pure premium plus the surcharge for administration expenses, according to technical bases. The mortality tables used are those usual in the sector and the technical interest rate ranges, basically, between 2.5% and 6%, although there are types linked to simultaneous investments, where the technical interest depends upon their expected performance.

Subsidiaries operating in the life line are carrying out the adjustment of tables as established in the Second Transitional Provision of the Regulations on Disposition and Supervision of Private Insurance, within the periods established by the regulations in force.

Technical reserves relating to life insurance when the investment risk is assumed by policy holders

The reserves for life insurance where it has been contractually agreed that the investment risk will be fully supported by policy holders, have been calculated on a policy by policy basis and are valued as a function of the assets specifically earmarked to determine the value of the rights.

Reserve for profit sharing and returns

This reserve includes the amount of profits accrued in favour of policy holders, insured parties or beneficiaries and that of the premiums that must be returned to policy holders or insured parties according to the performance of the insured risk and provided they have not been imputed on an individual basis. In the Spanish companies, its calculation is made pursuant to the provisions of article 38 of the Regulations on Disposition and Supervision of Private Insurance.

In turn, this reserve includes the amount of profits earned in favour of policy holders, insured parties or beneficiaries of life policies with profit sharing clause of the MAPFRE VIDA Portuguese Agency business.

Reserve for claims

It represents the estimate valuation of outstanding claims deriving from occurrences prior to the closing of the fiscal year, deducting interim payments effected. It includes the valuations of claims pending settlement or payment and pending declaration, as well as the internal and external expenses relating to the liquidation of losses and, in addition, it includes maturities and redemptions pending payment in the life insurance business. In the Spanish companies, its calculation is made pursuant to the provisions of the Regulations on Disposition and Supervision of Private Insurance, including, if applicable, additional reserves for the deviation in the valuation of claims subject to long handling periods.

Stabilisation reserve

This is a cumulative reserve, being allocated each fiscal year for the amount of the security surcharge, with the limit established in the technical bases, in the following lines: risks of combined agricultural insurance plans, credit insurance, third party liability in motor insurance, professional, product, construction damages, assembly, business insurance, industrial multi-risk and guarantee insurance.

Allocations and applications are made pursuant to article 45 of the Regulations on Disposition and Supervision of Private Insurance.

Reserve for death insurance

The reserve for death insurance, included under the heading "Other technical reserves", is calculated on a policy by policy basis, as the difference between the present actuarial value of future obligations of the controlled companies operating in this line and those of the policy holder or insured party. The GKM-95 mortality tables are used and the technical interest rate applied ranges basically between 3% and 5.5%.

For the policies portfolio existing as at 31 December 1998 in the companies MAPFRE FINISTERRE and Oriente, and pursuant to the Third Transitional Provision of the Regulations on Disposition and Supervision of Private Insurance, the death reserve is establish assigning it an annual amount equivalent to 7.5% of the accrued premiums imputable to the said portfolio. Said cumulative reserve shall be established until an amount is reached equal to 150% of the premiums accrued during the last fiscal year closed, corresponding to the said portfolio. The reserve shall be applied to offsetting losses exceeding the risk premiums imputable to the year.

From October 2002, MAPFRE FINISTERRE has initiated the sale of a new death insurance product for which, in the calculation of reserves, similar techniques to those used in the life line are used.

m.2. Direct insurance of companies not belonging to the European Economic Area

Technical reserves are calculated pursuant to the local criteria in force in each country, except in the cases when their application could distort the true and fair image that must be shown by the annual accounts, and in this case the Spanish criteria applying to insurance companies have been adopted (see note 5.d).

Life insurance reserves have been calculated using the mortality tables and technical interest rate usual in the sector in the respective countries.

m.3. Ceded reinsurance

Technical reserves for cessions to reinsurers are shown in the balance sheet assets and are calculated according to the reinsurance agreements entered into and under the same criteria as used for direct insurance.

m.4. Accepted reinsurance

Reserve for unearned premiums

Accepted reinsurance operations are accounted for on the basis of the accounts received from ceding companies.

If, upon closing the accounts, the ceding company's latest accounts are not available, the balance of other received accounts is considered as reserves for non consumed premiums of non closed accounts, in order not to recognise results in the booking of such accounts.

Exceptionally, if these reserves of non closed accounts were negatively affected by the booking of major claim payments, because of their being an actual loss not subject to being offset by movements of non closed accounts, the reserve is adjusted for the relevant amount.

When the latest account and report on pending claims are available, the cancellation is made of reserves of non closed accounts, allocating the corresponding reserves for non consumed premiums as a function of the information provided by the ceding company, and accruing them on a policy by policy basis. Failing this, the amount recorded for non consumed premiums is the amount of the deposit of premiums withheld on this concept and, lastly, an overall method for the accrual of premiums may be used.

Acquisition expenses, as notified by ceding companies, are accrued under the heading of accruals on the balance sheet assets, with these expenses corresponding to those actually borne in the period.

Unexpired risks reserve

This is calculated on an individual business line basis and supplements the reserve for non consumed premiums for the amount not showing the valuation of risks and expenses to be covered, corresponding to the coverage period not elapsed at the closing date. Its calculation has been effected pursuant as provided for in the Regulations on Disposition and Supervision of Private Insurance.

Reserve for claims

Reserves for benefits are allocated for the amounts notified by the ceding company or, failing this, for withheld deposits, and include complementary reserves for claims existing and not notified, as well as for deviations in existing ones, in accordance with the company's own experience.

Stabilisation reserve for catastrophic risks

In business lines affected by catastrophic risks, the relevant reserves are made for this type of risk, pursuant to the company's own experience.

m.5. Retroceded reinsurance

Retroceded reinsurance operations and their corresponding technical reserves are recorded following the same criteria as for accepted reinsurance and according to the retrocession agreements entered into.

n) Reserves for pensions and similar obligations

In order to meet these commitments, the companies MAPFRE RE, for the Manila and Lisbon offices, Veneasistencia and Eurosos, in accordance with actuarial studies carried out, have funded a provision to cover the current value of the future obligations accrued for these concepts at the end of each year. The risks covered are retirement benefits and retirement and widowhood pension supplements, and the provisions have been estimated by making a projection of salaries to retirement and calculating the current value of the portion already accrued for services rendered, using the individual capitalisation system.

The remaining Spanish Group companies have instrumented their commitments contracted to present staff and to their pensioners in relation to pension supplement and retirement premium, with a collective insurance policy that covers the retirement indemnity and retirement and widowhood complements.

In addition, pursuant to the legislation in force in the countries of certain subsidiaries not belonging to the European Economic Area, reserves have been allocated corresponding to the coverage of liabilities to present staff and pensioners.

o) Other reserves for risks and expenses

Reserves have been allocated to cover future liabilities, calculated pursuant to the present evaluation of risk.

p) Reserves for payments under liquidation agreements

A reserve has been recorded for liquidation agreement payments, representing the estimate valuations pending payment to insured parties in the fulfilment of claim liquidation agreements.

q) Debt

Debts are recorded on the balance sheet at their redemption value. The difference between the said value and the amount received, if any, is shown separately in the balance sheet, under "Deferred expenses", and is imputed annually to results pursuant to a financial criteria.

r) Corporate tax

The tax charge on profits imputable to the fiscal year has been booked, after considering the effect of the fiscal regulations applicable as a consequence of taxation by several Group companies under the consolidated regime.

s) Transactions and balances in foreign currencies

Transactions in foreign currencies, except reinsurance transactions, are recorded at the exchange rate in force at the date of the relevant transaction.

Reinsurance transactions in foreign currencies are recorded at the exchange rate established at the beginning of each one of the year's quarters. Subsequently, on the closing date of each quarter, all of them are dealt with as a single transaction, translated at the exchange rate in force on that date and taking any difference that may arise to the profit and loss account.

At the end of the fiscal year, the following criteria are applied to existing balances:

- Tangible assets and real estate

  They are valued at the exchange rate in force on the date when the said elements were incorporated into the Company's assets.

  Depreciation and provisions for depreciation are calculated on the amount resulting from applying the criterion mentioned in the preceding paragraph.

- Cash

  It is valued at the exchange rate in force at the end of the year, taking the positive or negative difference, as the case may be, to the profit and loss account.

- Fixed income securities, credits and debits

  They are valued at the exchange rate in force at year end, with negative differences being recorded on the profit and loss account and positive differences being recorded as deferred income to the extent that they cannot be offset against negative differences. This offsetting is made by homogeneous groups according to the year when securities expire and to their currency.

- Variable rate securities

  They are valued at the exchange rate in force at the end of the year, effecting, if applicable, the required valuation adjustment, provided that the resulting figure is lower than the acquisition price translated into Euros at the exchange rate in force on the date when the securities become part of the Group's assets.

- Assets destined to cover technical reserves denominated in foreign currencies

  These are valued at the exchange rate in force on the acquisition date. At year end, the exchange rate in force on that date is applied, with the potential loss or potential gain being incorporated as higher or lower value of the assets, in line with the change experienced by the corresponding technical reserves.

- Translation criteria for officer located outside Spain

  Branches' balance sheet and profit and loss account items are translated into Euros by applying the monetary-non monetary method.

t) Policy holders' share in the returns on investments earmarked to mathematical reserves

Policies in the life business written by MAPFRE VIDA with a profit sharing clause, in force at the end of each year, have a share, pro rata to their mathematical reserves, and as specifically established in each contract, in the net returns obtained by investments earmarked to the coverage of the said reserves. The amount of this sharing is recorded as higher amount of mathematical reserves, except in the Portuguese Agency's business, where they are recorded under "Fund for revaluation of policyholders" up to their incorporation into the mathematical reserves, and are shown on the liabilities account "Provisions for profit sharing and returns".

In 2002, allocations to reserves for the returns obtained from investments amounted to EUR 5,177 thousands.

Policyholders' future right on differences due to legal restatements effected by MAPFRE VIDA is accrued, funding a specific technical reserve according to the useful life of restated properties.

u) Capital subsidies

Capital subsidies are booked when they are officially granted, being imputed on a straight line basis to the year's results, throughout a ten year period.

v) Revenues and expenses

Revenues and expenses are valued as established in the Accountancy Plan for Insurance Entities.

The criteria followed for the reclassification of expenses by destiny are based, mainly, on the function fulfilled by each employee, with their direct and indirect cost being apportioned according to the said function. For expenses not directly or indirectly related to staff, individualised studies have been carried out, and they have been imputed to destiny according to the function relating to the said expenses.

6. Information on Certain Balance Sheet and Profit and Loss Account Items

6.1. Start-up Expenses

The following table details the movement of this heading in 2002:

CONCEPT	Opening balance	Adjusts. to opening balance	Additions	Deprec. in the year	Closing balance
1-Incorporation expenses	*24*	*(1)*	*3*	*(14)*	*12*
2-Start-up expenses	*2,206*	*137*	*1,408*	*(437)*	*3,314*
3-Capital increase expenses	*6,545*	*8*	*2,063*	*(2,292)*	*6,324*
TOTAL	8,775	144	3,474	(2,743)	9,650

Figures in EUR 000s.

6.2. Intangible Fixed Assets

The following table details the movement of these items in 2002:

Concept	Opening balance	Adjusts. to opening balance	Additions or appropriat.	Disposals, cancellations or reductions	Closing balance
Cost					
1- Portfolio acquisition expenses	***26,487***	***(314)***	***2,449***	***(8,890)***	***19,732***
2- ther intangible fixed assets	***110,520***	***(13,012)***	***28,821***	***(4,498)***	***121,831***
Computer applications	*59,427*	*(7,551)*	*9,871*	*(1,837)*	*59,910*
Rights over assets under lease	*7,465*	*(1,235)*	*24*	*(1,681)*	*4,573*
Advances for intang. fixed assets	*691*	*1*	*1,636*	*(13)*	*2,315*
Other intangible fixed assets	*42,937*	*(4,227)*	*17,290*	*(967)*	*55,033*
3- Goodwill	***415,215***	***(1,292)***	***32,288***	***(42,855)***	***403,356***
Of fully consolidated companies	*404,703*	*(1,289)*	*28,745*	*(41,688)*	*390,471*
Of cos. consol. by equity method	*10,512*	*(3)*	*3,543*	*(1,167)*	*12,885*
Total cost	**552,222**	**(14,618)**	**63,558**	**(56,243)**	**544,919**
Accumulated depreciation					
1- Computer applications	*(39,138)*	*4,536*	*(7,837)*	*2,018*	*(40,421)*
2- Rights over assets under lease	*(2,512)*	*102*	*(846)*	*1,528*	*(1,728)*
3- Other intangible fixed assets	*(15,663)*	*2,116*	*(4,043)*	*593*	*(16,997)*
Total accumulated depreciation	**(57,313)**	**6,754**	**(12,726)**	**4,139**	**(59,146)**
NET TOTAL	494,909	(7,864)	50,832	(52,104)	485,773

Figures in EUR 000s.

Portfolio acquisition expenses

The amount of the portfolio acquisition rights has been obtained through actuarial studies carried out by independent experts.

Reductions in the item "Portfolio acquisition expenses" relate to depreciation in the period. In the present fiscal year, MAPFRE ACONCAGUA Cia. de Seguros has fully depreciated the outstanding balance of its portfolio acquisition expenses.

Rights on assets under financial lease

Information on assets owned under financial lease is included in the following table:

ELEMENTS	Cost (excl. purchase option)	Duration of contract (years)	Years elapsed	Payments made: FY 02	Payments made: Previous years	Outst. payments	Option value
Buildings	*2,056*	*20*	*5*	*136*	*528*	*1,934*	*11*
	1,842	*4*	*3*	*681*	*1,899*	*495*	*41*
Data processing	*712*	*3*	*2*	*122*	*50*	*94*	*185*
equipment	*559*	*2*	*2*	*42*	*18*	*6*	*—*
	21	*1-2*	*1*	*27*	*—*	*18*	*2*
Others	*35*	*3*	*2*	*32*	*16*	*36*	*2*
TOTAL	**5,225**			**1,040**	**2,511**	**2,583**	**241**

Figures in EUR 000s.

Other intangible fix assets

The most significant concepts included in the balance of this account as at 31 December 2002 are as follows:

- Goodwill on the acquisition, and subsequent merger with MAPFRE CAJA SALUD, of Imeco, S.A., Planas Salud, Compañía de Seguros de Asistencia Sanitaria, S.A., Igualatorio Médico Quirúrgico de Huesca, S.A. and Aseguradora Islas Canarias, S.A. de Seguros, Sociedad Unipersonal, totalling EUR 43,077 thousands; as well as on the dissolution of Caja de Madrid Seguros Generales with the overall assignment of assets and liabilities to MAPFRE SEGUROS GENERALES, amounting to EUR 5,136 thousands.
- Rights of use of administrative concessions of the moorings of the Barcelona Olympic Port acquired by MAPFRE VIDA in 1991, amounting to EUR 2,105 thousands at cost (net book value 1,234).

Additions to "Other intangible fixed assets" in the period relate mainly to the goodwill of Aseguradora Islas Canarias, S.A. de Seguros, Sociedad Unipersonal, amounting to EUR 15,091 thousands at cost and EUR 1,612 thousands of accumulated depreciation.

Goodwill

Additions in the item of consolidation goodwill of the fully consolidated companies originate mainly from the acquisition of a 44.34% stake in MAPFRE TEPEYAC. Those of companies consolidated by the equity method relate to the acquisition of shares in Middlesea and Viajes Tívoli.

Reductions in this item are due basically to the depreciation of goodwill and to the liquidation by takeover of the company Aseguradora Islas Canarias, S.A. de Seguros, Sociedad Unipersonal. In the present fiscal year, the entire outstanding balance of the goodwill at the beginning of the year of Puerto Rican American Insurance Co. (PRAICO), MAPFRE ACONCAGUA SEGUROS, MAPFRE PERÚ, Inamer and CREDIMAPFRE, amounting to EUR 2,548 thousands, was fully written off, pursuant to the valuation rule described in note 5.a) of this annual report.

The closing balance of the goodwill item is broken down herebelow:

Of fully consolidated companies	Closing balance
INVERSIONES MAPFRE RE	71
MAPFRE TEPEYAC	28,184
CENTRO MÉDICO DE CHEQUEOS	22
SEGUROS LA SEGURIDAD	10,226
MAPFRE CIA. DE SEG. GRALES. DE CHILE	1,943
CAJA REASEGURADORA DE CHILE	313
EUROSOS	63
MAPFRE AMÉRICA	12,565
MAPFRE CAJA MADRID HOLDING	8,258
MAPFRE SEGUROS GENERALES	2,633
MAPFRE VIDA	220,641
MAPFRE CAJA SALUD	22
MAPFRE FINISTERRE	92,654
MAPFRE REINSURANCE CORPORATION	1,757
LA CENTRO AMERICANA	2,437
IBEROASISTENCIA ARGENTINA	39
MAPFRE U.S.A.	8,643
TOTAL	390,471

Of companies consolidated by the equity method	Closing balance
MAPFRE INMUEBLES	212
MAPFRE INVERSIÓN SOCIED. DE VALORES	4,722
INMOBILIARIA Y RENTAS ALCÁNTARA 218	90
PERUASISTENCIA	28
ALLMAP ASSIT	57
IRELAND ASSIT, LTD.	24
VIAJES MAPFRE	24
MAPFRE INVERSIÓN DOS	819
QUAVITAE, S.A.	2,003
BIOINGENIERÍA ARAGONESA	112
CLÍNICA SANTA CATALINA, S.A.	1,234
INVERSIONES GESTISÁN, S.L.	89
VIAJES TÍVOLI	2,067
MIDDLESEA INS. P.L.C.	1,404
Total	12,885

Figures in EUR 000s.

6.3. Tangible Fix Assets

The following table details the movement of this heading in 2002:

Concept	Opening balance	Adjusts. to opening balance	Additions or appropriat.	Disposals, cancellations or reductions	Closing balance
Transport equipment	10,025	(2,251)	3,571	(1,251)	10,094
Information processing equipment	78,546	(13,276)	13,518	(6,670)	72,118
Furniture and fittings	93,836	(12,539)	12,986	(3,505)	90,778
Other tangible fix assets	4,399	(376)	290	(752)	3,561
Prepayments and fix assets in progress	3,096	(319)	5,623	(4,438)	3,962
Total cost tangible fix assets	**189,902**	**(28,761)**	**35,988**	**(16,616)**	**180,513**
Total accumulated depreciation	**(114,337)**	**18,758**	**(20,469)**	**6,563**	**(109,485)**
Total provisions	**(36)**	**11**	**(1)**	**–**	**(26)**
NET TOTAL	75,529	(9,992)	15,518	(10,053)	71,002

Figures in EUR 000s.

In the companies MAPFRE SEGUROS GENERALES and MAPFRE GUANARTEME, the elements incorporated prior to 31 December 1996 were restated pursuant to Royal Decree-Act 7/1996 of 7 June. The net effect of the said restatement was zero as the value resulting from restatement exceeded each element's market value in all cases.

The amount of tangible fix asset elements, fully depreciated, is EUR 24,838 thousands.

The annual depreciation rates are as follows:

Groups of elements	% depreciation
* *Installations*	*6 – 10*
* *Transport elements*	*16*
* *Furniture*	*10 – 15*
* *Data processing equipment*	*25*
* *Machinery*	*10-15*

The following table shows the value, as at 31 December 2002, of tangible fixed assets located outside the Spanish territory:

Concept	Book value
Transport elements	*8,449*
Data processing equipment	*45,905*
Furniture and fittings	*45,438*
Other tangible fixed assets	*931*
Advances and fixed assets in progress	*2,548*
Total Cost	**103,271**
Accumulated depreciation	*(65,842)*
Provision for depreciation	*(26)*
NET TOTAL	37,403

Figures in EUR 000s.

6.4 Real Estate

The following table shows the movement of this item during 2002:

Concept	Opening balance	Adjusts. to opening balance	Additions or appropriat.	Disposals, cancel. or reductions	Closing balance	Market value
Cost						
Land and natural resources	*37,516*	*(10,126)*	*9,143*	*(3,088)*	*33,445*	*35,928*
Buildings and other structures	*576,857*	*(48,339)*	*14,085*	*(6,444)*	*536,159*	*690,648*
Sub-total	**614,373**	**(58,465)**	**23,228**	**(9,532)**	**569,604**	**726,576**
Other tangible investments	*32,052*	*(8,362)*	*11,934*	*(14,036)*	*21,588*	*21,579*
Advances and real estate in progress	*4,496*	*(1,148)*	*13,407*	*(7,688)*	*9,067*	*9,067*
Total cost	**650,921**	**(67,975)**	**48,569**	**(31,256)**	**600,259**	**757,222**
Accumulated depreciation						
Buildings and other structures	*(80,512)*	*6,235*	*(8,891)*	*871*	*(82,297)*	–
Total accumulated deprec.	**(80,512)**	**6,235**	**(8,891)**	**871**	**(82,297)**	**–**
Total Provisions	**(3,732)**	**1,720**	**(2,022)**	**290**	**(3,744)**	**–**
NET TOTAL	566,677	(60,020)	37,656	(30,095)	514,218	757,222

Figures in EUR 000s.

The value of land included in the closing balance of the item "Buildings and other structures" amounts to EUR 168,525 thousands.

The market value of real estate earmarked to the coverage of technical reserves corresponds to the appraisal value as determined by the Directorate General of Insurance or by an authorised appraisal firm, pursuant to valuation rules to the effects of coverage of technical reserves. The market value of tangible investments not earmarked to the coverage of technical reserves has been considered to be the appraisal value, if this was available or, failing it, the net book value.

In the case of foreign companies, appraisals were made by independent appraisal firms, pursuant to the rules in force in each country.

In the companies MAPFRE SEGUROS GENERALES and MAPFRE GUANARTEME, real estate incorporated prior to 31 December 1996 have been restated pursuant to the provisions of Royal Decree - Act 7/1996, of 7 June. The net accumulated amount was EUR 11,024 thousands, with the effect on the acquisition cost and on accumulated depreciation being EUR 11,708 thousands and EUR 682 thousands, respectively. The net accumulated amount at year end was EUR 8,871 thousands.

The effect of the said restatement on the allowance for depreciation in the present fiscal year and the next amounts to EUR 189 thousands.

The annual depreciation rate applied to new buildings is 2% and, for second-hand buildings acquired, it ranges between 2.64% and 4%, after deducting the estimate value of land. The amount corresponding to the restatement effected in accordance with Royal Decree-Act 7/1996 is depreciated by the straight-line method throughout the remaining useful life of restated assets.

The provision of EUR 3,744 thousands corresponds to the reversible depreciation of certain premises and plots of land arising as a consequence of the restatement of the valuation carried out by the technical services of the Directorate General of Insurance or by independent appraisers.

As at 31 December 2002 there were assets subject to reversion amounting to EUR 5,385 thousands. As at said date, the Reversion Fund established for said assets amounted to EUR 2,111 thousands.

The following table shows the value of real estate located outside the Spanish territory as at 31 December 2002:

Concept	Book value	Accumulated depreciation	Provision for depreciation
Land and natural resources	*23,873*	—	—
Buildings and other structures	*150,693*	*(25,347)*	*(3,631)*
Other tangible investments	*21,534*	—	—
Advances and tangible invest. in progress	*1,659*	—	—
TOTAL	197,759	(25,347)	(3,631)

Figures in EUR 000s.

These amounts include the restatements made pursuant to the local regulations in each country, as specified in note 5 to this annual report. The book value of buildings includes the value of land, amounting to EUR 42,974 thousands.

The following table shows the value, at 31 December 2002, of tangible investments used for own purposes:

Concept	Book value	Accumulated depreciation	Provision for depreciation
Land and natural resources	*9,848*	—	—
Buildings and other structures	*109,907*	*(16,556)*	*(594)*
TOTAL	119,755	(16,556)	(594)

Figures in EUR 000s.

The book value of these buildings includes the value of land, amounting to EUR 25,599 thousands.

In the consolidation process, the amount of EUR 8,907 thousands, corresponding to the effect of purchase and sale deals of tangible investments among Group companies carried out in previous years, has been eliminated against reserves.

6.5. Financial Investments

The following table details the movement of investments in marketable securities and other similar financial investments during 2002:

Concept	Opening balance	Adjusts. to opening balance	Additions or appropriat.	Disposals, cancel. or reductions	Closing balance	Market value
Financial investments in Group companies and affiliates	***10,999***	***701***	***8,197***	***(14,800)***	***5,097***	***5,125***
Shares in Group companies	*54*	*197*	*2,908*	—	*3,159*	*3,159*
Shares in affiliates	*511*	*(417)*	*8*	*(77)*	*25*	*17*
Pending payments (to be deducted)	*(6)*	*(3)*	—	—	*(9)*	—
Other financial investments in Group companies	*10,464*	*917*	*5,303*	*(14,735)*	*1,949*	*1,949*
Provisions (to be deducted)	*(24)*	*7*	*(22)*	*12*	*(27)*	—
Financial investments consolidated by equity method	***244,906***	***(5,607)***	***26,766***	***(25,681)***	***240,384***	***240,403***
Shares in companies recorded by the equity method	*245,092*	*(5,604)*	*25,919*	*(25,681)*	*239,726*	*238,881*
Group companies	*183,488*	*(5,854)*	*19,049*	*(21,220)*	*175,463*	*175,463*
Affiliates and investee companies	*61,604*	*250*	*6,870*	*(4,461)*	*64,263*	*63,418*
Pending payments (to be deducted)	*(847)*	*2*	—	—	*(845)*	—
Credits against companies cons. by the equity method	*667*	—	*855*	—	*1,522*	*1,522*
Group companies	*667*	—	*855*	—	*1,522*	*1,522*
Provisions (to be deducted)	*(6)*	*(5)*	*(8)*	—	*(19)*	—
Other financial investments	***9,358,864***	***(354,189)***	***25,135,776***	***(23,416,850)***	***10,723,601***	***11,435,492***
Financial investments in capital	*173,224*	*(16,517)*	*50,586*	*(63,886)*	*143,407*	*138,367*
Fixed-income securities	*7,609,673*	*(212,734)*	*8,100,860*	*(6,281,256)*	*9,216,543*	*9,867,485*
Index-linked securities	*12,170*	—	*3,218*	*(4,351)*	*11,037*	*11,037*
Mortgage loans	*10,055*	*(2,033)*	*2,198*	*(3,679)*	*6,541*	*6,541*
Other loans and advances on policies	*262,420*	*(1,457)*	*59,371*	*(62,400)*	*257,934*	*257,934*
Units in investment funds	*604,690*	*(51,486)*	*259,278*	*(225,158)*	*587,324*	*584,898*
Deposits with credit institutions	*393,645*	*(23,549)*	*10,418,611*	*(10,413,494)*	*375,213*	*391,307*
Other financial investments	*317,070*	*(49,671)*	*6,288,233*	*(6,377,098)*	*178,534*	*177,923*
Provisions (to be deducted)	*(24,083)*	*3,258*	*(46,579)*	*14,472*	*(52,932)*	—

Figures in EUR 000s.

The following table shows the detail of maturities of fixed income securities and other financial investments held by fully consolidated companies as at 31 December 2002.

Concept	Maturity						
	2003	2004	2005	2006	2007	Remainder	Total
Financial investments in Group companies and affiliates							
Other financ. investments in Group companies	*922*	*5*	*—*	*—*	*—*	*1,022*	*1,949*
Financial investments recorded by equity method							
Credits against Group companies consolidated by the equity method	*1,483*	*39*	*—*	*—*	*—*	*—*	*1,522*
Other financial investments							
Fixed income securities	*672,299*	*665,989*	*373,792*	*335,361*	*439,668*	*6,729,434*	*9,216,543*
Index-linked securities		*1,202*	*1,000*	*4,083*	*3,150*	*1,602*	*11,037*
Mortgage loans	*278*	*411*	*373*	*292*	*240*	*4,947*	*6,541*
Other loans and advances on policies	*1,596*	*2,816*	*1,654*	*1,941*	*585*	*249,342*	*257,934*
Deposits with credit institutions	*325,261*	*1,034*	*3,110*	*140*	*12,000*	*33,668*	*375,213*
Other financial investments	*125,920*	*2,938*	*1,978*	*1,471*	*827*	*45,400*	*178,534*

Figures in EUR 000s.

The breakdown of the most significant amounts and maturities of the fixed-income securities included under "Remainder" is as follows:

Years	Amount
2008	*338,346*
2009	*456,342*
2010	*482,788*
2011	*411,223*
2012	*395,285*
2013 to 2017	*1,330,808*
2018 to 2023	*657,321*
2024 to 2028	*404,509*
2029	*606,414*
2030	*131,363*
2031	*636,002*
2032	*4,788*
Others	*874,245*
TOTAL	6,729,434

Figures in EUR 000s.

The fixed-income portfolio of companies domiciled in the European Economic Area is shown herebelow, differentiating the ordinary portfolio from that held to maturity in which capital losses are calculated separately for each investment:

Item	Acquisition cost	Market value	Capital loss
Ordinary investment portfolio	*3,022,470*	*3,375,433*	*(203)*
Investment portfolio held to maturity	*5,259,180*	*5,543,827*	*(534)*
TOTAL	8,281,650	8,919,260	(737)

Figures in EUR 000s.

The investment portfolio held to maturity includes fixed-income securities owned until their maturity date. The ordinary investment portfolio includes the remaining fixed-income securities not included under the investment portfolio held to maturity.

The breakdown of other financial investments, by concepts, is as follows:

Other financial investments	Group companies	Affiliates	Other companies
Promissory notes	—	—	*27,149*
Loans	*737*	—	—
Deposits and indemnities provided as collateral	*1,212*	—	*34,466*
Credits on disposal of fixed assets and investments	—	—	*46,024*
Other non significant (total amount lower than 2% of assets)	—	—	*70,895*
TOTAL	1,949	—	178,534

Figures in EUR 000s.

As at 31 December 2002, the balance of "Other financial investments" includes premiums for options acquired by MAPFRE VIDA outside regulated markets, amounting to EUR 1,806 thousands, with which the company covers the obligation to beneficiaries under insurance policies, in relation to the payment of a benefit linked to the average revaluation of a stock market index, and with zero market value. The capital loss was recorded in previous years. The main characteristics of these derivatives are specified herebelow:

Instrument	Underlying Asset/Liability	Year of maturity	Initial premium	Market value
Call Option	*Revaluation Eurostoxx 50-Nikkei 225*	*2004*	*1,806*	—

Figures in EUR 000s.

On the other hand, consolidated companies hold swap agreements through which they guarantee the payment of benefits deriving from insurance contracts. The following table details both the policies and the liabilities covered, as well as the value of the associated swap:

Policies subject to contract	Guaranteed obligations	Flows to be received	Flows to be paid	Value of swap
SEPI	*Payment of annuities*	*1,119,283*	*1,197,042*	*(77,759)*
ENDESA	*Payment of annuities*	*252,516*	*254,075*	*(1,559)*
ENHER	*Payment of annuities*	*102,900*	*115,682*	*(12,782)*
FECSA	*Payment of annuities*	*132,559*	*149,526*	*(16,967)*
REPSOL	*Payment of annuities*	*14,737*	*15,550*	*(813)*
SEVILLANA	*Payment of annuities*	*55,108*	*62,824*	*(7,716)*
SMURFIT	*Payment of annuities*	*2,704*	*2,917*	*(213)*
ALTADIS	*Payment of annuities*	*34,752*	*34,324*	*428*
CASER	*Payment of annuities*	*2,674*	*2,350*	*324*
COMERCIAL FORJA	*Payment of annuities*	*1,058*	*821*	*237*
NISSAN	*Payment of annuities*	*19,217*	*19,282*	*(65)*
VIESGO	*Payment of annuities*	*31,818*	*31,950*	*(132)*
AZUCARERA	*Payment of annuities*	*10,907*	*10,738*	*169*
CADENA SER	*Payment of annuities*	*1,092*	*1,219*	*(127)*
NURREL	*Payment of annuities*	*6,898*	*6,717*	*181*
SIEMENS	*Payment of annuities*	*7,505*	*7,394*	*111*
UNELCO	*Payment of annuities*	*4,032*	*4,060*	*(28)*
FREMAP	*Payment of annuities*	*21,628*	*21,776*	*(148)*
MUPRESPA	*Payment of capital*	*6,429*	*6,573*	*(144)*
GESA	*Payment of annuities*	*4,508*	*4,652*	*(144)*
HEFAME	*Payment of capital*	*1,543*	*1,273*	*270*
CAFSA	*Payment of annuities*	*1,915*	*1,902*	*13*
Early retired staff CAJA MADRID Group	*Payment of annuities*	*50,249*	*81,053*	*(30,804)*
Retired staff CAJA MADRID Group	*Payment of annuities*	*179,779*	*193,411*	*(13,632)*
Employees CAJA MADRID Group	*Payment of annuities*	*2,355*	*2,358*	*(3)*
CEPSA	*Payment of annuities*	*27,147*	*32,021*	*(4,874)*
CASA	*Payment of annuities*	*31,055*	*47,548*	*(16,493)*
RTVE	*Payment of annuities*	*57,034*	*46,656*	*10,378*
Other collective insurance policies	*Payment of annuities*	*6,319*	*5,877*	*442*
Individual single premium policies	*Payment of capital*	*147,486*	*122,086*	*25,400*
TOTAL		**2,337,207**	**2,483,657**	**(146,450)**

Figures in EUR 000s.

The following tables shows a breakdown of the average rate of return of fixed-income securities and other financial investments representing the portfolio as at 31 December 2002

Concept	Yield
Fixed-income securities	*5.81%*
Other financial investments	*8.44%*
Index-linked securities	*2.60%*
Deposits with credit institutions	*4.49%*
Other loans	*5.75%*
Mortgage loans	*11.05%*

A breakdown of marketable securities and similar financial investments, according to the currency in which they are denominated, is given herebelow:

Currency	Financial investments in Group companies and associated	Financial investments recorded by the equity method	Other financial investments	Total
Euro	*4,351*	*208,629*	*9,317,638*	*9,530,618*
US Dollar	–	*2,272*	*811,997*	*814,269*
New Mexican Peso	–	*9,939*	*222,253*	*232,192*
Brazilian Real	*737*	*4,111*	*87,502*	*92,350*
Chilean Peso	*9*	*9,593*	*78,907*	*88,509*
Venezuelan Bolivar	–	*8*	*76,340*	*76,348*
Argentinean Peso	–	*267*	*40,943*	*41,210*
Colombian Peso	–	*1,252*	*33,637*	*34,889*
Japanese Yen	–	–	*9,942*	*9,942*
Pound Sterling	–	–	*25,829*	*25,829*
Bahrain Dinar	–	–	*2,919*	*2,919*
Philippines Peso	–	–	*7,828*	*7,828*
Other currencies	–	*4,313*	*7,866*	*12,179*
TOTAL	**5,097**	**240,384**	**10,723,601**	**10,969,082**

Figures in EUR 000s.

No hedging has been made for the exchange differences among Group companies, except for a swap taken by MAPFRE RE, amounting to USD 118.2 million, maturing on 27 December 2005, for the cover of the exchange rate risk in the investment in MAPFRE RE HOLDINGS INC.

The amount of interest accrued and not yet due is EUR 199,563 thousands, and is recorded under the heading "Accruals" of the balance sheet assets.

As at 31 December 2002, MAPFRE VIDA holds mortgage guarantees on extended loans, linked in most cases to life insurance policies, amounting to EUR 1,237 thousands.

The heading "Other loans and advances on policies" includes, inter alia, funding plans for premiums on collective insurance contracts instrumenting pension related commitments, amounting to Euros 210,750 thousands. On the other hand, to the effect of coverage of the technical reserves deriving from these policies, the present values of the unmatured funding plan items pending payment have been considered as a qualifying asset, being thus included in the coverage statements shown in note 14 to this report.

Complying with article 86 of the compiled Corporations Act, the relevant notices have been given, as applicable, to investee companies.

Purchase and sale deals of financial investments among Group companies carried out in the year, with results amounting to Euro 320 thousands, have been eliminated in the consolidation process. Likewise, EUR 60 thousands have been eliminated against reserves in the consolidation process, corresponding to purchase and sale deals of financial investments among Group companies carried out in previous years.

6.6. Investments on Account of Policyholders Assuming the Investment Risk

The securities portfolio as at 31 December 2002 includes EUR 574,693 thousands corresponding to units in Securities Investment Funds (F.I.M.), which relate to investments on account of policyholders that assume the investment risk.

The movement of this item during 2002 is as follows:

Items	Opening balance	Additions	Cancellations	Closing balance	Market value
Investment on account of policy holders assuming the investment risk	*739,359*	*2,093*	*(166,759)*	*574,693*	*574,693*
TOTAL	739,359	2,093	(166,759)	574,693	574,693

Figures in EUR 000s.

6.7. Investments Earmarked to Transactions in Preparation of Insurance Contracts

The securities portfolio as at 31 December 2002 detailed in note 6.5 includes EUR 39,345 thousands corresponding to financial assets acquired by MAPFRE VIDA as part of the investments of the pension funds it administers.

The following table shows the movements of these items during 2002:

Items	Opening balance	Additions	Cancellations	Closing balance	Market value
Fixed-income securities	*32,917*	*73*	*(4,385)*	*28,605*	*31,244*
Financial investments in capital	*11,017*	*2*	*(279)*	*10,740*	*15,149*
TOTAL	43,934	75	(4,664)	39,345	46,393

Figures in EUR 000s.

Fixed-income securities will mature in years 2003 (EUR 14,320 thousands), 2004 (EUR 3,596 thousands), 2005 (EUR 298 thousands), 2006 (EUR 1,219 thousands), 2008 (EUR 900 thousands), 2010 (EUR 2,259 thousands) and 2011 (EUR 6,013 thousands).

The principle followed in order to determine the market value of these investments is the same as that applied to the assets held by Group companies in their ordinary investment portfolio.

The average rate of return of the fixed-income portion of this type of investments in 2002 was 6.34%.

6.8 Other Assets

The breakdown of the item "Cash on credit institutions, cheques and on hand" is as follows:

Concept	Closing balance
Banks and credit institutions	*511,554*
Cheques for collection	*7,092*
Cash on hand	*2,235*
Others	*3,817*
TOTAL	524,698

Figures in EUR 000s.

6.9 Shareholders' Equity

The following table shows the movement of accounts representing shareholders' equity during 2002:

Concept	Opening balance	Adjusts. to opening balance	Increases	Decreases	Closing balance
Subscribed capital	*90,782*	–	–	–	*90,782*
Share premium	*18,439*	–	–	–	*18,439*
Reserves					
• *Legal reserve*	*18,187*	–	–	–	*18,187*
• *Voluntary reserves*	*389,667*	–	–	–	*389,667*
• *Special reserves*	*153*	–	–	–	*153*
• *Other reserves*	*15,299*	–	–	*(5,225)*	*10,074*
• *Reserves in consolidated companies:*					
– *Fully consolidated companies*	*443,744*	*1*	*112,018*	*(2,774)*	*552,989*
– *Companies cons. by the equity method*	*811*	*(14)*	*8,075*	*(268)*	*8,604*
• *Translation differences:*					
– *In fully consolidated companies*	*(20,410)*	–	*20,410*	*(241,624)*	*(241,624)*
– *In companies consolidated by the equity method*	*120*	–	–	*(2,455)*	*(2,335)*
Results from previous years pending application					
• *Brought forward*	*125,299*	–	*9,595*	*(16,340)*	*118,554*
Profit and loss attributable to controlling company					
• *Consolidated profit and loss*	*168,031*	–	*191,439*	*(168,031)*	*191,439*
• *Profit and loss attributable to minority shareholders*	*(71,862)*	–	*(71,862)*	*(78,048)*	*(78,048)*
Interim dividend paid in the year (to be deducted)	*(16,341)*	–	–	*16,341*	–
TOTAL	**1,161,919**	**(13)**	**413,399**	**(498,424)**	**1,076,881**

Figures in EUR 000s.

Increases and decreases in shareholders' equity basically originate from the distribution of results from the previous fiscal year, from the results obtained by consolidated companies in the present fiscal year, and from the adjustments and eliminations corresponding to the consolidation, having taken into account the share attributable to minority shareholders.

Share capital

The holding Company's share capital as at 31 December 2002 is represented by 181,564,536 registered shares, with a nominal value of EUR 0.5 each, fully subscribed and paid-up. All shares entitle to the same political and economic rights.

MAPFRE MUTUALIDAD has a 55.218% shareholding in the share capital as at 31 December 2002.

All the shares representing the controlling Company are listed on the Madrid and Barcelona Stock Exchanges, in Spain.

Share premium

This is a freely distributable reserve and corresponds to allocations made as a result of the following capital increases:

Date	Amount
June 1985 (200%)	*956*
October 1985 (300%)	*4,015*
January 1986 (600%)	*11,040*
June 1986 (600%)	*2,428*
TOTAL	18,439

Figures in EUR 000s.

Restrictions on the availability of reserves

- The legal reserve is not distributable among shareholders, save in the event of the Company's liquidation, and it may be used only to offset losses. As at 31 December 2002, it exceeds 20% of the share capital.

- The balance of "Special reserves" corresponds to the account "Differences on adjustment of the capital to EUR". This balance originates from the capital decrease carried out as a consequence of the re-denomination of the share capital into EUR pursuant to the provisions of article 28 of Act 46/1998. This is a non distributable reserve.

- The shareholders' equity of the controlled companies MAPFRE SEGUROS GENERALES and MAPFRE GUANARTEME includes the balance of the restatement Reserve under Royal Decree-Act 7/1996, for amounts of EUR 7,849 thousands and 2,843 thousands, respectively.

The period for the Fiscal Inspection Authorities to carry out the verification of the said balance is three years to be counted from 31 December 1996. Once the balance of the restatement account is checked and accepted, or once the mentioned three year period elapses, the said balance may be used to offset losses or for capital increases. After ten years, the balance may be allocated to freely distributable reserves.

In the case of both of the above mentioned controlled companies, the three year period established in Royal Decree-Act 7/1996 for the verification of the balance by the Fiscal Inspection Authorities has elapsed, therefore, as established in that rule, the said balance may be used for capital increases in the said companies.

- The remaining reserves are freely distributable reserves.

Other information

- The following table shows the detail of partners alien to the Group or linked to it and holding 10% or more in the capital of a Group company:

Company	External Shareholder	% Capital
MAPFRE CAJA MADRID HOLDING	*CORPORACIÓN FINANCIERA CAJA DE MADRID, S.A.*	*49.00*
MAPFRE GUANARTEME	*FUNDACIÓN MAPFRE GUANARTEME*	*22.50*
ADS MAPFRE CAJA MADRID A.I.E.	*CAJA DE MADRID PENSIONES*	*15.00*
MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO, S.A.	*CREDIT GUARANTEE*	*25.00*
MAPFRE AMÉRICA	*CORPORACIÓN FINANCIERA CAJA DE MADRID, S.A.*	*10.00*
COMPAÑÍA DE SEGUROS DE CRÉDITOS COMERCIALES	*SURAMERICANA*	*35.00*

- On 3 June 2002, the General Meeting of the controlled company MAPFRE GUANARTEME approved, inter alia, the resolution of a capital decrease amounting to EUR 2,705 thousands, by writing off the shares. Partially fulfilling the said resolution, the company wrote off shares with a nominal value of EUR 676 thousands in 2002. The outstanding capital reduction will take place in 2003.

- As at 31 December 2002, all the shares representing MAPFRE VIDA's share capital were listed in the Madrid and Barcelona Stock Exchanges, in Spain, and were traded in the electronic market (SIB).

The Extraordinary General Meeting of MAPFRE VIDA, held on 23 October 2001, resolved to apply for delisting of all the shares representing its share capital in the Madrid and Barcelona Stock Exchanges, as well as to authorise the Board of Directors to issue a public takeover bid over the shares representing the said company's capital. The said takeover bid was approved by the *Comisión Nacional del Mercado de Valores* on 19 December 2002, and fully settled on 30 January 2003. Therefore, with effect 3 February, MAPFRE VIDA shares are no longer listed on the official markets.

6.10. Minority Interests

The following table details the movement of the stakes held by external shareholders in 2002, as well as the composition of the closing balance, by concept:

	Movement					Closing balance				
Company	Opening balance	Adjusts. to opening balance	Increases	Decreases	Closing balance	Capital	Rves.	Results	Interim dividend	Total
MAPFRE VIDA	*2,602*	*1*	*90*	*–*	*2,693*	*386*	*2,012*	*556*	*(261)*	*2,693*
MAPFRE GUANARTEME	*16,474*	*(4)*	*3,882*	*(9,069)*	*11,283*	*2,029*	*6,298*	*3,882*	*(926)*	*11,283*
RELECMAP	*42*	*(1)*	*1*	*(5)*	*37*	*25*	*11*	*1*		*37*
ADS MAPFRE CAJA MADRID AIE	*18*	*–*	*–*	*(181)*	*(163)*	*87*	*(69)*	*(181)*	*–*	*(163)*
CAJA REASEG.DE CHILE	*252*	*(158)*	*4*	*–*	*98*	*66*	*28*	*4*	*–*	*98*
CÍA. NACIONAL DE RENTAS	*24*	*(7)*	*11*	*–*	*28*	*50*	*(35)*	*13*	*–*	*28*
INAMER	*2,086*	*–*	*–*	*(340)*	*1,746*	*1,772*	*(28)*	*2*	*–*	*1,746*
MAPFRE TEPEYAC	*54,584*	*–*	*–*	*(54,584)*			*(4,893)*	*4,893*	*–*	*–*
PROMAPFRE	*174*	*–*	*34*	*(54)*	*154*	*34*	*89*	*31*	*–*	*154*
MAPFRE PARAGUAY	*565*	*–*		*(222)*	*343*	*686*	*(375)*	*32*	*–*	*343*
MAPFRE ASIAN	*4,460*	*–*	*44*	*(823)*	*3,681*	*4,053*	*(416)*	*44*	*–*	*3,681*
MAPFRE PERÚ	*2,939*	*–*	*–*	*(2,000)*	*939*	*3,124*	*(920)*	*(1,265)*	*–*	*939*
LA SEGURIDAD	*733*	*–*	*–*	*(493)*	*240*	*123*	*(154)*	*271*	*–*	*240*
LA CENTRO AMERICANA	*4,309*	*–*	*–*	*(508)*	*3,801*	*2,610*	*807*	*384*	*–*	*3,801*
GULFASSIST	*373*	*(6)*	*468*	*(514)*	*321*	*195*	*5*	*347*	*(226)*	*321*
CARIBE ASISTENCIA	*613*	*–*	*108*	*(286)*	*435*	*212*	*124*	*99*	*–*	*435*
MAPFRE RE	*44,757*	*–*	*–*	*(268)*	*44,489*	*19,471*	*22,938*	*3,775*	*(1,695)*	*44,489*
MAPFRE AMÉRICA	*83,901*	*–*	*–*	*(3,894)*	*80,007*	*60,932*	*15,008*	*4,067*	*–*	*80,007*
MAPFRE AM. CAUCIÓN Y CRÉDITO.	*5,902*	*5*	*3,794*	*(3,754)*	*5,947*	*5,688*	*(379)*	*638*	*–*	*5,947*
MAPFRE CAJA MADRID HOLDING	*424,369*	*–*	*43,804*	*–*	*468,173*	*144,049*	*303,041*	*60,455*	*(39,372)*	*468,173*
MAPFRE CAJA SALUD	*–*	*–*	*9*	*–*	*9*	*9*	*–*	*–*	*–*	*9*
TOTAL	**649,177**	**(170)**	**52,249**	**(76,995)**	**624,261**	**245,601**	**343,092**	**78,048**	**(42,480)**	**624,261**

Figures in EUR 000s.

Adjustments to the opening balance are basically due to changes in the consolidation perimeter.

Increases and decreases correspond mainly to these companies' external shareholders' sharing in the results of the year and the previous year, which have not become part of these companies' reserves, as well as to their sharing in the change on the translation difference after effecting consolidation adjustments. Increases in MAPFRE CAJA MADRID HOLDING are also due to external shareholders' stake in the capital increase made in this company during the year; and the decreases in MAPFRE GUANARTEME and MAPFRE TEPEYAC relate to the increased ownership by MAPFRE SEGUROS GENERALES and MAPFRE AMÉRICA, respectively, in these companies during the year.

6.11. Negative goodwill

The following table shows the movement of this item during 2002:

Concept	Opening balance	Adjusts. to opening balance	Increases	Decreases	Closing balance
Fully consolidated companies	*2,331*	*(9)*	*5*	*(106)*	*2,221*
Companies consol. by equity method	*710*	*(2)*	*—*	*(66)*	*642*
TOTAL	**3,041**	**(11)**	**5**	**(172)**	**2,863**

Figures in EUR 000s.

The closing balance of this item is broken down herebelow:

Company	Closing balance
Fully consolidated:	
• *MAPFRE GUANARTEME*	*710*
• *MAPFRE ASISTENCIA*	*1,250*
• *TERRENOS Y LOCALES, S.A*	*28*
• *SUR ASISTENCIA*	*34*
• *ANDIASISTENCIA*	*113*
• *CREDIMAPFRE, S.A.*	*86*
Consolidated by the equity method:	
• *SEGESYMED*	*176*
• *ASE RENT*	*3*
• *MAPFRE INVERSIÓN DOS, S.G.*	*36*
• *MESEVAL AGENCIA DE SEGUROS, S.L.*	*268*
• *SEPENVAL, S.L.*	*159*
TOTAL	**2,863**

Figures in EUR 000s.

6.12. Technical Reserves

The following table shows the movement of this heading in 2002:

DIRECT INSURANCE AND ACCEPTED REINSURANCE

Item	Opening balance	Adjusts. to opening balance	Appropiations	Applications	Closing balance
Reserve for unearned premiums and unexpired risks reserve	1,150,066	(219,562)	1,185,073	(930,504)	1,185,073
• *Direct insurance*	993,412	(217,113)	970,505	(776,299)	970,505
• *Accepted reinsurance*	156,654	(2,449)	214,568	(154,205)	214,568
Reserve for life insurance	7,163,048	(24,760)	8,671,348	(7,138,288)	8,671,348
• *Reserve for unearned premiums and unexpired risks reserve*	35,934	18	43,135	(35,952)	43,135
– *Direct insurance*	20,133	(25)	23,333	20,108	23,333
– *Accepted reinsurance*	15,801	43	19,802	15,844	19,802
• *Mathematical reserves*	7,127,114	(24,778)	8,628,213	(7,102,336)	8,628,213
– *Direct insurance*	7,072,692	(13,841)	8,585,690	(7,058,851)	8,585,690
– *Accepted reinsurance*	54,422	(10,937)	42,523	(43,485)	42,523
Reserve for outstanding claims	1,482,499	(170,776)	1,386,913	(1,311,723)	1,386,913
• *Direct insurance*	1,076,696	(159,897)	1,076,395	(916,799)	1,076,395
• *Accepted reinsurance*	405,803	(10,879)	310,518	(394,924)	310,518
Reserve for profit sharing and returns	9,911	(424)	14,997	(9,487)	14,997
Stabilisation reserves	27,274	(7)	26,468	(16,449)	37,286
Other technical reserves	110,418	148	137,848	(110,566)	137,848
• *Direct insurance*	110,208	358	137,842	(110,566)	137,842
• *Accepted reinsurance*	210	(210)	6	—	6
TOTAL	**9,943,216**	**(415,381)**	**11,422,647**	**(9,517,017)**	**11,433,465**

Figures in EUR 000s.

CEDED REINSURANCE

Item	Opening balance	Adjusts. to opening balance	Appropiations	Applications	Closing balance
Reserve for unearned premiums and unexpired risks reserve	162,826	3,372	239,831	(166,198)	239,831
Reserve for life insurance	20,116	(914)	16,969	(19,202)	16,969
• *Reserve for unearned premiums and unexpired risks reserve*	4,886	(156)	4,305	(4,730)	4,305
• *Mathematical reserves*	15,230	(758)	12,664	(14,472)	12,664
Reserve for outstanding claims	294,724	(44,001)	269,609	(250,723)	269,609
TOTAL	**477,666**	**(41,543)**	**526,409**	**(436,123)**	**526,409**

Figures in EUR 000s.

Unexpired risks reserve

The allocation of the reserve for risks in progress has been effected by the consolidatable Group's insurance companies according to the principles stated in note 5.m) of this annual report.

Reserve for life insurance

The allocation of an additional reserve for life insurance due to inadequacy of returns was not required.

Reserve for outstanding claims

No detail is provided on the development of the reserve for benefits in accepted reinsurance, in particular at MAPFRE RE, as the ceding companies' reinsurance accounts do not provide information on the adequacy or non adequacy of technical reserves as a consequence of the application, on ceding companies' part, of accounting methods different from the method of year of imputation (year of occurrence or accounting year), and therefore it is not possible to supply information on the evolution of the reserve for outstanding claims.

The following table highlights the adequacy of the reserve for benefits established at the beginning of the year, of the sub groups of companies domiciled in the European Economic Area.

Company	Reserve at the beginning of the year	Payments and Technical Provisions claims 2002	Adequacy
MAPFRE Caja Madrid Holding	*612,191*	*590,686*	*21,505*
MAPFRE Asistencia	*3,624*	*2,554*	*1,070*
TOTAL	615,815	593,240	22,575

Figures in EUR 000s.

Other technical reserves

The heading "Other technical reserves" includes the reserve for death insurance. The principles followed in the allocation of this reserve are stated in note 5.m) of this annual report.

6.13. Reserves for Pensions and Similar Liabilities

The following table details the movement of this heading in 2002:

Reserves for pensions	Pensions to active staff	Pensions to retired staff
Year's opening balance	***1,701***	***367***
Adjustments to opening balance	***(141)***	***(360)***
Increases		
• *Allocations to own or internal pension funds*	*404*	—
Decreases		
• *Payment effected against the pension fund*	*(298)*	*(7)*
• *Excess reserve*	*(201)*	—
YEAR'S CLOSING BALANCE	1,465	—

Figures in EUR 000s.

6.14. Other Reserves for Risks and Expenses

The following table details the movement of this heading in 2002:

Item	Opening balance	Adjusts. to opening balance	Appropiations	Applications	Closing balance
Provision for taxes	*44,168*	*(14,075)*	*7,026*	*(11,872)*	*25,247*
Provision for payment of liquidation agreements	*2,452*	*3*	*1,712*	*(1,733)*	*2,434*
Other provisions	*56,360*	*973*	*29,898*	*(19,512)*	*67,719*
TOTAL	102,980	(13,099)	38,636	(33,117)	95,400

Figures in EUR 000s.

These include provisions relating to fiscal debts and other provisions, inter alia the Reversion Fund of several concessions, as commented in note 5.h.).

The most significant concepts under "Other provisions" as at 31 December 2002 are as follows:

- Provisions amounting to EUR 6,830 thousands and EUR 3,100 thousands to cover certain risks deriving from the current economic situation in Argentina and Venezuela, respectively.

- Provision amounting to EUR 7,590 thousands, of which EUR 6,533 thousands correspond to fiscal debt and 1,057 thousands to default interest, in order to cover the liabilities that might derive from the resolution of the appeal filed against the Inspection assessments, signed in disagreement, on withholdings on account of returns on capital of years 1992 to 1995, both included, raised by the Fiscal Authorities on 17 June 1998 against Caja de Madrid Vida.

- Provision for staff incentives, amounting to EUR 11,383 thousands.

6.15. Loans

As at 31 December 2002, the balance of this account includes the nominal amount of debentures issued by the controlling Company, their most significant terms and conditions being as follows:

- Nature of the issue: simple debentures represented by book entries.

- Total amount: EUR 275 million

- No. of securities: 2,750

- Nominal per security: EUR 100,000.—

- Issuance date: 12 July 2001

- Term: 10 years.

- Maturity: 12 July 2011

- Repayment: In a lump sum at maturity, at par, free of expenses for holders.

- Listing: Fixed income market AIAF

- Coupon: 6.02% per annum, payable on the anniversaries of the issuance date until the final maturity date inclusive.

- Rating of issue: A+ (Standard & Poor's).

The amount received by the controlling Company upon the issuance was lessened by 0.375% on its nominal figure, in the concept of managers' and underwriters' fees. This fee, together with other issuance expenses, is imputed annually to results following a financial criterion. As at 31 December 2002, the amount pending to be expensed under these concepts is EUR 981 thousands and is shown under the heading of deferred expenses.

As at 31 December 2002, interest accrued by outstanding debentures amounted to EUR 7,801 thousands, shown under the heading "Accruals" on the liabilities side.

On 28 February 2002, an interest rate swap was agreed on the total amount of the issue, whereby the controlling Company receives on an annual basis an amount equivalent to 6.02% up to the final maturity of the issue, and undertakes to pay 3.35% up to 12 January 2003 and the USD 6-month Libor plus 1.35% from that date until the final maturity, with the maximum limit of 8.35% per annum.

6.16. Accounts Payable

The following table details the balance of debt outstanding to credit institutions and other debts in 2002:

Concept	Secured	Rest	Total	Denominated in Euros
Due to credit institutions				
Due on lease agreements				
Others	—	*2,969*	*2,969*	*2,969*
Other debt				
Others	*7,931*	*10,846*	*18,777*	*5,169*
Total	**7,931**	**13,815**	**21,746**	**8,138**
Due on transactions in preparation of insurance contracts	—	*39,925*	*39,925*	*39,925*
Total	**–**	**39,925**	**39,925**	**39,925**
Other debts				
Due to Group companies and affiliates				
Group companies	—	*10,315*	*10,315*	*10,315*
Affiliates	—	*363*	*363*	—
Fiscal, corporate and other debt	*40,694*	*396,211*	*436,905*	*329,390*
TOTAL	**40,694**	**406,889**	**447,583**	**339,705**

Figures in EUR 000s.

CORPORACIÓN MAPFRE Group's outstanding debt to the MAPFRE MUTUALIDAD Group amounts to EUR 1,077 thousands.

Amounts due to credit institutions break down as follows:

Creditor institution	Type of debt	Amount	Interest rate
Banco Popular	*Non convertible debenture*	*3,166*	*3%*
Bolsa de Valores	*Credit facilities*	*1,272*	*3%*
Banco Real	*Loans*	*534*	*2%*
Caja de Madrid	*Others*	*2,919*	*4%*
Caja de Madrid	*Loans*	*2,250*	*4%*
BCP	*Non convertible debenture*	*842*	*4%*
BBL	*Others*	*692*	*3%*
Consorcio Nacional de Seguros	*Non convertible debenture*	*2,066*	*8%*
Banco Bradesco	*Loan*	*416*	*3%*
Banco Agricola	*Credit facilities*	*3,493*	*6%*
Banespa	*Loan*	*551*	*2%*
Bancolombia	*Others*	*950*	*3%*
Otros	*Non convertible debents. and others*	*2,595*	
TOTAL		**21,746**	

Figures in EUR 000s.

As at 31 December 2002, the balance of debt arising from transactions in preparation of insurance contracts has long term maturities and is not subject to the provisions of Act 8/1987 of 8 June.

6.17. Transactions with Group Companies

The transactions carried out between Group companies, having no effect on results as they were eliminated in the consolidation process, are as follows:

Concept	Expenses	Revenues
Services received / rendered	18,784	14,480
Expenses/revenues from tangible investments	612	4,148
Expenses/revenues from investments and bank accts.	3,379	8,265
Other expenses/revenues	12,946	14,071
Dividends distributed	—	179,612
Others	1,839	1,839
TOTAL	**37,560**	**222,415**

Figures in EUR 000s.

The amounts included in the profit and loss account as a result of the transactions carried out during the fiscal year are detailed herebelow:

- With Group companies not fully consolidated:

Concept	Expenses	Revenues
Expenses and revenues from tangible investments	—	1
Expenses and revenues from financial invest. and accts	—	84
Other external services	11,268	—
Other non technical revenues	—	655
Other non technical expenses	334	—
TOTAL	**11,602**	**740**

Figures in EUR 000s.

- With the consolidatable Group MAPFRE MUTUALIDAD:

Concept	Expenses	Revenues
Expenses and revenues from tangible investments	—	477
Expenses and revenues from financial invest. and accts	12	294
Other non technical revenues	—	4,449
Other external services	10,799	—
TOTAL	**10,811**	**5,220**

Figures in EUR 000s.

6.18. Reinsurance and Coinsurance Operations

Detailed herebelow are reinsurance and joint insurance operations effected between companies in the consolidatable Group, eliminated in the consolidation process:

Concept	Amount
Premiums ceded/accepted	313,858
Claims	198,147
Change in technical reserves	15,165
Commissions	89,135
Interest on deposits	2,311

Figures in EUR 000s.

Breakdown of reinsurance companies carried out with the consolidatable group MAPFRE MUTUALIDAD as follows:

Concept	Revenues	Expenses
Accepted reinsurance:		
• *Accepted premiums*	26,137	—
• *Paid claims*	—	12,209
• *Commissions*	—	5,524
Ceded reinsurance:		
• *Ceded premiums*	—	15,498
• *Reimbursed claims*	5,662	—
• *Commissions*	3,256	—
TOTAL	**35,055**	**33,231**

Figures in EUR 000s.

The following tables detail the balances with reinsurers, ceding companies, deposits placed and technical reserves for reinsurance operations with consolidatable Group companies that were eliminated in the consolidation process, as well as with Group companies relating to not fully consolidated companies and those consolidated with higher groups:

ELIMINATED BALANCES

Concept	Accepted reinsurance	Ceded reinsurance
Credits and debts	(19,359)	9,372
Deposits	88,216	(88,216)
Technical reserves	(205,842)	215,829
Total	**(136,985)**	**136,985**

Figures in EUR 000s.

NON ELIMINATED BALANCES

Concept	Accepted reinsurance	Ceded reinsurance
Credit and debts	(314)	(3,475)
Deposits	9,610	(558)
Technical reserves	(20,536)	11,165
Total	**(11,240)**	**7,132**

Figures in EUR 000s.

6.19. Other Details

Extraordinary expenses and revenues

Extraordinary losses amounted to EUR 17,210 thousands, of which EUR 532 thousands correspond to previous years and EUR 16,678 thousands to the present year. The most significant items of extraordinary expenses correspond to the allowance allocated to cover certain risks arising from the financial situation in Venezuela, amounting to EUR 3,100 thousands, and to a provision for litigation in Brazil amounting to EUR 3,373 thousands.

Extraordinary profits amounted to EUR 16,395 thousands, of which EUR 171 thousands correspond to previous years and EUR 16,224 thousand to the present year. The most significant extraordinary profits originated from the release of provisions for tax credits in Brazil and for risks and expenses in Argentina, amounting to EUR 4,914 thousands and EUR 4,505 thousands, respectively.

Advanced revenues and expenses

Detail is given herebelow of the revenues and expenses that, having been accounted for in the year, correspond to a subsequent one:

Concept	Assets	Liabilities
Prepaid expenses	5,067	—
Commissions and other acquisition expenses	189,741	60,402
Others	—	19,192
TOTAL	**194,808**	**79,594**

Figures in EUR 000s.

Monetary adjustment

The accounts "Monetary adjustment positive result" and "Monetary adjustment negative result" include adjustments arising from the effect of exchange rates on the prices of the companies domiciled in countries having high inflation rates.

Labour-related corporate expenses

The following table shows a breakdown of the item "Labour-related corporate expenses" of the consolidatable Group's Spanish companies:

Concept	Amount
Social Security	*36,643*
Contributions and allocations to pension plans	*14,780*
Other labour-related corporate expenses	*17,816*
TOTAL	69,239

Figures in EUR 000s.

The amount of "Contributions and allocations to pension plans" includes EUR 11,660 thousands corresponding to premiums paid to MAPFRE VIDA to cover commitments outstanding to active staff and to pensioners for pension supplements and retirement premiums.

6.20. Reclassifications in the Consolidated Profit and Loss Account

The necessary reclassifications of revenues and expenses have been made in fully consolidated instrumental companies to the effect of presentation of the consolidated profit and loss account.

Reclassification principles relate to the nature and contents of headings, their amount not being significant.

7. Information on Life Insurance

7.1. Composition of Life Business and Premium Income

The following table shows the life insurance business mix, by premium income net of cancellations, of MAPFRE VIDA and MAPFRE FINISTERRE in 2002:

Type	Concept	Direct insurance
A	*Premiums on individual contracts*	*1,666,374*
	Premiums on collective insurance contracts	*560,431*
	Total	**2,226,805**
B	*Regular premiums*	*535,320*
	Single premiums	*1,691,485*
	Total	**2,226,805**
C	*Premiums from contracts without profit sharing*	*1,684,407*
	Premiums from contracts with profit sharing	*487,567*
	Premiums from contracts where the investment risk is assumed by policy holders	*54,831*
	Total	**2,226,805**

Figures in EUR 000s.

7.2. Technical Conditions of the Main Life Insurance Types

The technical conditions of the main life insurance types are shown herebelow:

Technical conditions at MAPFRE VIDA

Agency Channel

Types	Coverage	Tables	Technical interest rate		Profit sharing	
					Amount	Way of distribut.
Individual contracts, with regular premium, and with or without profit sharing:						
• *Combined insurance*	*(1)*	*GKM80/95*	*5.60%*		*643*	*(6)*
• *Insurance with counter-insurance*	*(2)*	*GKM-95*	*5.36%*		*493*	*(6)*
Individual contracts with single premium without profit sharing:						
• *Insurance with counter-insurance*	*(3)*	*GKM-95*	*5.12%*	*(5)*	—	—
• *Survival*	*(4)*	*GRM/F-95*	*4.88%*	*(5)*		
Collective contracts with single premium with profit sharing:						
• *Insurance with counter-insurance*	*(2)*	*GRM-95*	*4.69%*		*370*	*(6)*
Collective contracts with single premium without profit sharing:						
• *Survival*	*(4)*	*PERM/F 2001 P/C (7)*	*5.09%*	*(5)*	—	—

Figures in EUR 000s.

(1) In case of life, an amount of capital at maturity is guaranteed, as well as appreciation of capital allocated by profit sharing. In case of death, a capital is guaranteed consisting of the sum of the net premiums paid until the insured person's death, capitalised at the technical interest (according to products) per full elapsed years, plus the net premiums forecast from the date of death until maturity of the contract. In addition, the mathematical reserve of the "bonuses" assigned in profit sharing is guaranteed.

(2) In case of life, an amount of capital at maturity is guaranteed, as well as appreciation of capital allocated by profit sharing. In case of death, a capital is guaranteed consisting of the sum of the net premiums paid until the insured person's death, capitalised at the technical interest (according to products) per full elapsed years. In addition, the mathematical reserve of the "bonuses" assigned in profit sharing is guaranteed.

(3) In case of life, an amount of capital at maturity is guaranteed. In case of death, the capital guaranteed is the mount of the net premiums paid capitalised at the technical interest rate, during the time elapsed between the effective date and the date of death, considering the fraction of the current year as a full year.

(4) Temporary and for life annuities, in case of survival.

(5) Floating interest rates are applied according to the Technical Note, abiding by the provisions of Royal Decree 2486/1998 approving the Regulations of Disposition and Supervision of Private Insurance and of Ministerial Order dated 23 December 1998.

(6) The distribution of Profit Sharing is instrumented in deferred capital insurance policies with reimbursement of single premium reserves.

(7) As per resolution dated 3 October 2000 of the Directorate General of Insurance and Pension Funds, generational tables PERM/F 2000 C are applied to portfolio contracts and PERM/F 2000 P for new production from that date.

Types	Coverage	Tables	Technical interest rate	Profit sharing: Amount	Profit sharing: Way of distribut.
Individual contracts, with single premium and with profit sharing:					
• *Combined insurance*	*(1)*	*GRM/F 95*	*3.00%*	*650*	*(8)*
Individual contracts, with single premium and without profit sharing:					
• *Combined insurance*	*(2)*	*GRM/F 95*	*(5) 4.00%*	—	—
• *Unit linked (Multifondos mundial)*	*(3)*	*GKM/F 95*	*(6) —*	—	—
Collective contracts, with single premium and without profit sharing:					
• *Survival (RPA1)*	*(4)*	*GRM/F 95*	*(7) 5.92%*	—	—

Figures in EUR 000s.

(1) If the insured person lives at the end of the established period, payment of the insured capital is guaranteed. In case of the insured person's death during the validity of the insurance policy, an amount of capital is guaranteed, calculated as the addition of all premiums paid plus the profit sharing allocated until that person's death, plus capitalisation of both figures at the technical interest rate from the date when they were paid or allocated, until the last annual maturity date of the insurance policy prior to the insured person's death.

(2) The insurance policy guarantees payment of a constant annuity while the insured person lives and, should he/she die during the first year of validity of the insurance policy, the return of the premium paid. If death occurs after the first year, the return of the premium is guaranteed plus the lower of 3% of the premium or EUR 6,010.

(3) Whole-life insurance of the Unit Linked type. In case of the insured person's death, it guarantees payment of a capital amount consisting of the value of the investment fund units (Fund value) allocated to the policy, plus the capital at risk in force at the time of death. This capital at risk figure is determined as 10% of the value of the Fund at the beginning of each month, with maximum and minimum limits being determined depending upon the insured person's age and state of health.

(4) This insurance policy guarantees payment of temporary annuities, reversible for widowhood/orphanhood; plus a deferred annuity for life, from the time of retirement, reversible for widowhood/orphanhood.

(5) The stated technical interest rate applies during the first 28 or 29 years of validity of the insurance policy (depending upon the contracting date). The rate of 2.50% applies beyond that period.

(6) This being a Unit Linked insurance, no technical interest rate is applicable.

(7) The stated technical interest rate applies during the first 30 years of validity of the insurance policy. The rate of 2.50% is applied beyond that period.

(8) Profit sharing is allocated as at 31 December or upon maturity of the insurance policy, if earlier, and is integrated into the policy as an additional premium, this entailing an increase in the guaranteed capital and values.

8. Geographical Distribution of Business

Premium income and technical reserves for direct insurance and accepted reinsurance operations declared by the CORPORACION MAPFRE Group in Spain, the European Union and other countries are detailed herebelow:

	Spain		European Union		Other countries	
Business Line	Premiums	Reserves	Premiums	Reserves	Premiums	Reserves
Life						
Direct insurance	*2,190,343*	*9,096,135*	*36,462*	*131,733*	*39,337*	*66,899*
Accepted reinsurance	*2,978*	*2,059*	*1,008*	*2,462*	*20,218*	*62,442*
Subtotal Life	**2,193,321**	**9,098,194**	**37,470**	**134,195**	**59,555**	**129,341**
Non Life						
Direct insurance	*1,471,676*	*1,259,117*	*12,627*	*29,126*	*1,310,039*	*819,667*
Accepted reinsurance	*44,885*	*82,851*	*191,974*	*199,194*	*325,790*	*256,383*
Subtotal Non Life	**1,516,561**	**1,341,968**	**204,601**	**228,410**	**1,635,829**	**1,076,050**
TOTAL	**3,709,882**	**10,440,162**	**242,071**	**362,605**	**1,695,384**	**1,205,391**

Figures in EUR 000s.

9. Fiscal Situation

From the 1985 fiscal year onwards, part of the consolidated companies are included under Fiscal Group 9/85 to the effects of the Corporations Tax, the said group being formed by the controlling Company and those subsidiaries meeting the requirements to be subject to the said tax regime.

In 2002, Fiscal Group 9/85 is formed by the following companies:

- CORPORACIÓN MAPFRE, S.A.
- MAPFRE RE COMPAÑÍA DE REASEGUROS, S.A.
- MAPFRE INMUEBLES, S.A.
- DESARROLLOS URBANOS C.I.C., S.A.
- SERVIMAP, S.A.
- MAPFRE ASISTENCIA, COMPAÑÍA INTERNACIONAL DE SEGUROS Y REASEGUROS, S.A.
- IBEROASISTENCIA, S.A.
- VIAJES MAPFRE, S.A.
- IBEROASISTENCIA, SERVICIOS DE TELEMARKETING, S.L.
- MAPFRE SOFT, S.A.
- IBEROASISTENCIA CONSULTING, S.A.
- MAPFRE AMÉRICA, S.A.
- ITSEMAP, SERVICIOS TECNOLÓGICOS

Likewise, from 2002, some other consolidated companies are included under Fiscal Group 95/02 to the effects of the Corporations Tax, the said group being formed by MAPFRE Caja Madrid Holding de Entidades Aseguradoras, S.A. and those of its subsidiaries meeting the requirements to be subject to the said tax regime.

In 2002, Fiscal Group 9/85 is formed by the following companies:

- MAPFRE CAJA MADRID HOLDING
- MAPFRE VIDA
- MAPFRE INVERSIÓN, SOCIEDAD DE VALORES
- MAPFRE INVERSIÓN DOS, S.G.I.I.C.
- MAPFRE VIDA PENSIONES E.G.F.P.
- CONSULTORA ACTUARIAL Y DE PENSIONES MAPFRE VIDA
- GESTIÓN MODA SHOPPING
- MIRACETI
- MAPFRE SEGUROS GENERALES
- MAPFRE INDUSTRIAL
- GESTORA DE ACTIVOS FUNERARIOS
- MULTISERVICIOS MAPFRE
- MAPFRE FINISTERRE
- ORIENTE
- SEPROVAL
- MESENVAL
- COSEBAL
- HEJEAN
- AGEPAL
- LIS INSURANCE
- SEGURLIS
- SEGESYMED
- SEPENVAL
- SEFIN
- MAPFRE CAUCIÓN Y CRÉDITO
- MAPFRE SERVICIOS DE CAUCIÓN Y CRÉDITO
- MAPFRE CAJA SALUD
- CENTRO MÉDICO MAPFRE VIDA

- IGUALSERVICIOS DE HUESCA
- IGUALDIVERSOS, SOCIEDAD DE AGENCIA
- CENTRO MÉDICO DE LAS ISLAS CANARIAS

The following table sets out the reconciliation between the consolidated profit after tax and minority interests with the aggregate tax base for the year's Corporations Tax of all the fully consolidated companies, excluding foreign companies:

RECONCILIATION OF ACCOUNTING RESULTS WITH THE TAX BASE FOR THE CORPORATIONS TAX			
Accounting result for the fiscal year			**113,391**
	Increases	Decreases	
Corporation Tax	*67,521*	–	*67,521*
Permanent differences:			
• *Of individual Companies*	*10,030*	*(15,134)*	*(5,104)*
• *Of consolidation adjustments*	*120,850*	*(50,052)*	*70,798*
Temporary differences:			
• *Of individual Companies:*			
– *arising in the year*	*85,396*	*(35)*	*85,361*
– *arising in previous years*	*2,177*	*(53,600)*	*(51,423)*
• *Of consolidation adjustments:*			
– *arising in the year*	*21,696*	*(256,749)*	*(235,053)*
– *arising in previous years*	*150,399*	*(1,751)*	*148,648*
Set-off negative tax bases			**–**
TAX BASE (TAX RESULT)			**194,139**

Figures in EUR 000s.

Increases in sole permanent differences in the year correspond, basically, to non deductible expenses related to employee's life insurance policies, taxes borne on foreign dividends and income received from abroad, and to the merger of Aseguradora Islas Canarias S.A. de Seguros, Sociedad Unipersonal, with MAPFRE CAJA SALUD.

Decreases in sole permanent differences in the year arise, mainly, from received dividends, donations to the MAPFRE FOUNDATIONS, the allocation of a reserve for investments in the Canary islands and from monetary adjustment of positive income generated in the sale of assets.

Increases in sole permanent differences in the year arise, mainly, from the elimination of intra-group dividends, eliminated in the accounting consolidation process, to external shareholders' sharing in results, to the imputation of losses of companies being consolidated by the equity method, to the elimination of losses of foreign companies not included in the effected reconciliation, and to the gains from the winding-up of a foreign subsidiary.

Decreases in permanent consolidation differences correspond mainly to the elimination of profits of companies consolidated by the equity method, as well as the elimination of foreign companies' results, that fall outside the reconciliation.

Increases in sole temporary differences originating in the year relate, mainly, to non deductible expenses related to pension commitments and to the allocation of provisions for liabilities, depreciation of the securities portfolio and loan defaults, exceeding the tax deductible amount.

Increases in sole temporary differences originating in previous years correspond to the reversion of the accelerated depreciation of assets as established in Royal Decree-Act 3/1993, applied in previous years, and to the reversion of profits deriving from reinvestment deferral.

Decreases in sole temporary differences originating in previous years relate, essentially, to the recovery of provisions that were considered as non deductible in previous years, to the tax bases already imputed by companies operating under the fiscal transparency regime, to differences in the temporary imputation of income, and to the reversion of capital gains from disposal of securities that were subject to swap in previous years.

The amount of increases in temporary consolidation differences originating in the year relates, basically, to depreciation of goodwill on consolidation and portfolio acquisition expenses.

The amount of decreases in temporary consolidation differences arising in the year corresponds, basically, to the elimination of the adjustment of accounting consolidation made in the concept of allocation to the provision for depreciation of investments in consolidated companies.

The amount of increases in temporary consolidation differences arising in previous years corresponds, basically, to the elimination of the accounting consolidation adjustment for reversal of the provision for depreciation of subsidiaries allocated in previous year.

The amount of decreases in temporary consolidation differences originating in previous years corresponds to the elimination of results from other years.

The amount of sole prepaid taxes of fully consolidated companies, as at 31 December 2002, as a consequence of the positive temporary differences accumulated as at that date, is EUR 39,377 thousands. Of this amount, EUR 13,870 thousands have been included in the Balance Sheet and Profit and Loss Account of fully consolidated companies, pursuant to the principles established to that respect by the I.C.A.C. resolution of 9 October 1997 and its amendment dated 15 March 2002.

Of the said amount, EUR 6,152 thousands originate in the present fiscal year and EUR 7,718 thousands originate in previous years.

The remainder of sole prepaid taxes of consolidated companies, accumulated as at 31 December 2002, which amount to EUR 25,507 thousands, have not been booked pursuant to the principles established in the said I.C.A.C. resolution dated 9 October 1997 and its amendment dated 15 March 2002.

The amount of sole deferred taxes as at 31 December 2002, of fully consolidated companies, is EUR 183 thousands, and has been included in the respective Balance Sheets and Profit and Loss Accounts.

The addition of negative tax bases from previous years pending set-off in fully consolidated companies amounts to EUR 108,693 thousands, broken down as follows:

From fiscal year	Amount	Deadline for set-off in fiscal year
1997	*340*	*2007*
1998	*22,954*	*2013*
1999	*40,938*	*2014*
2000	*9,455*	*2015*
2001	*35,006*	*2016*

Figures in EUR 000s.

Tax credits relating to negative tax bases pending setoff by part of the consolidated companies have not been booked, pursuant to the principles established by the ICAC resolution of 9 October 1997, and its amendment dated 15 March 2002.

The detail of tax credits in fully consolidated companies is as follows:

BREAKDOWN OF TAX INCENTIVES		
Type	Amount applied in the year	Outstanding balance
Deduction on double taxation - internal	*10,361*	*21,700*
Deduction on double taxation – international	*872*	*10,521*
Deduction on reinvestment of extraord. profits	*532*	—
Bonuses and others	*117*	—
Staff training and contribution to pension plans	*477*	*15*
Employment creation	*21*	—

Figures in EUR 000s.

As at 31 December 2002, consolidated companies had booked tax credits for deductions pending application amounting to EUR 27,718 thousands.

In fiscal year 2002, consolidated companies assigned income amounting to EUR 132,962 thousands, generated in previous years, to the transitional regime of reinvestment of extraordinary profits established in the third transitional provision of Act 24/2001, on Fiscal, Administrative and Labour Related Measures, giving rise to a deduction in the amount to be paid under the Corporations Tax in 2001 of EUR 22,607 thousands, and a positive adjustment in the expense related to tax on profits of EUR 22,762 thousands, which are booked in the consolidated profit and loss account for years 2001 and 2002, for EUR 7,990 thousands and EUR 14,772 thousands, respectively.

Likewise, consolidated company assigned income amounting to EUR 3,130 thousands, generated in 2001, to the transitional regime of reinvestment of extraordinary profits established in the third transitional provision of Act 24/2001, on Fiscal, Administrative and Labour Related Measures, having carried out the corresponding reinvestments totalling EUR 6,751 thousands.

In previous years, consolidated companies assigned positive income of EUR 9,234 thousands to the tax benefit of reinvestment deferral pursuant to the repealed article 21 of Act 43/1995, on the Corporations Tax. Of the amount of EUR 18,263 to be reinvested by consolidated companies, EUR 17,883 thousands had already been invested in real estate as at year end, according to the following breakdown:

Fiscal year	Amount of reinvestment	Assigned income
1996	*491*	*299*
1998	*355*	*168*
1999	*4,015*	*2,703*
2000	*12,468*	*5,847*
2001	*554*	*128*
Total	17,883	9,145

Figures in EUR 000s.

Consequently, in order to satisfy the reinvestment commitment, consolidated companies must reinvest EUR 380 thousands within a period expiring in 2004.

Positive income subject to the tax benefit of deferral on reinvestment is integrated into the consolidated companies' tax base in the tax periods when the networth assets in which the reinvestment was carried out are depreciated. Of the total amount of this positive income, consolidated companies have already integrated into their tax base the amount of EUR 574 thousands, as per the following detail:

Fiscal year	Amount
1999	*62*
2000	*97*
2001	*224*
2002	*191*
Total	**574**

Figures in EUR 000s.

There remaining an amount of EUR 8,660 thousands outstanding that will be integrated into the tax base of fiscal years 2003 to 2051.

Pursuant to the legislation in force, the tax returns filed for the different taxes may not be considered as definitive until they have been inspected by the tax authorities or until the prescription period of four years has elapsed.

As a result of the inspection activities completed in 1997 in some of the consolidated companies, in relation to the Corporation Tax for fiscal years 1989 to 1993, as well as to the remaining taxes of fiscal years 1991 to 1995, tax assessments were raised, signed in disagreement, for the Corporation Tax of years 1991, 1992 and 1993, due to disagreement on the qualification of certain assets acquired upon the merger by takeover of several subsidiary companies, carried out on 31 December 1992, for the materialisation of reinvestment to which the exemption of certain positive income generated in years 1990 and 1993 was subject, as well as disagreement on the deductibility of the allocation to the provision for claims pending declaration, and on withholdings on account of the Personal Income Tax, due to disagreement in the determination of the applicable withholding percentages. At year-end, MAPFRE INDUSTRIAL has made a provision for the amount of the tax assessment raised for the non deductibility of the provision for claims pending declaration.

Tax liquidations deriving from the said assessments were appealed against and, except for those relating to the personal income tax, which have been admitted, are pending resolution at present.

As a consequence of inspection activities relating to fiscal years running from 1 January 1987 to 31 December 1991, regarding the companies MAPFRE FINISTERRE and its subsidiary Oriente, certain tax assessments were raised that were appealed against, with said appeals having been partly successful. For the portion not accepted, new tax liquidations were raised, which were again appealed against.

In 2001, inspection activities were completed in relation to Group 9/85, formed by CORPORACIÓN MAPFRE and its tax-controlled companies, for all taxes relating to fiscal years 1996 and 1997, as well as for the Corporation Tax of years 1994 and 1995. As a result of said inspection, tax assessments were raised, signed in disagreement, for the Corporation Tax of the years under review, due to disagreement on the deductibility of technical reserves, provision for depreciation of fixed assets, Tax on Insurance Premiums, discrepancy in the incorporation to the taxable base of the said tax of certain surcharges collected from insured persons, and on withholdings on account of the Personal Income Tax, due to disagreement on whether certain amounts paid in the concept of transport expenses should be subject to withholding. The said tax assessments have been appealed against, and the appeal was pending resolution at year end.

In 2001, inspection activities were completed at Caja Madrid Vida, a company taken over by MAPFRE Vida pursuant to the general assignment of assets and liabilities that took place on 31 December 2001, relating to all the taxes to which said companies are subject for years 1996 and 1997, as well as to withholdings on account of returns on capital of fiscal year 1998.

As a result, tax assessments were signed in disagreement in relation to withholdings on account of returns on capital of fiscal years 1996 to 1998 deriving from deposit administration agreements; these tax assessments were appealed against and are pending resolution, as well as the appeal brought against the tax assessment raised for the same concept and relating to fiscal years 1992 to 1995.

Consequently, consolidated companies have open to inspection all the taxes to which they are subject for years 1999 to 2002, as well as in relation to the Corporations Tax for fiscal year 1998.

In the opinion of the consolidated companies' advisers, the likelihood of fiscal liabilities affecting significantly consolidated companies' financial position as at 31 December 2002 is remote.

In their capacity as shareholders in companies subject to fiscal transparency, the consolidated companies were subject to the following imputations in the year:

Concept	Amount
Tax base	*3,295*
Deductions	*71*
Withholdings	*104*

Figures in EUR 000s.

During 2002, consolidated companies obtained yields arising in certain foreign countries, with the expense accrued by the various foreign taxes on profits to which the said yields are subject amounting to EUR 2,062 thousands.

In the present fiscal year, MAPFRE CAJA SALUD, S.A. has taken part in the merger by takeover of Aseguradora Islas Canarias, S.A. de Seguros, Sociedad Unipersonal. This transaction was made under the Special Fiscal Regime established in chapter VIII, Title VIII of Act 43/1995, on the Corporations Tax.

In 2001, the controlling Company carried out securities exchange transactions subject to the Special Regime established in Title VIII of Act 43/1995.

Pursuant to the provisions of article 107 of Act 43/1995, on the Corporation Tax, the following information is disclosed:

- Book value of 455,054 shares of MAPFRE SEGUROS GENERALES: EUR 4,045,896.15.

- Value at which the controlling company has recorded the 4,946,766 shares received from MAPFRE CAJA MADRID, HOLDING de Entidades Aseguradoras, S.A. in the mentioned capital increase: EUR 4,045,896.15.

The 2001 Annual Report includes the information relating to these transactions.

On 31 December 2001, the overall assignment of Caja Madrid Vida's assets and liabilities was raised to public status.

Likewise, on 31 May 2001, the assignment of the health line was carried out by MAPFRE VIDA to MAPFRE CAJA SALUD by means of a capital increase with the non monetary contribution of the assets belonging to the said business line.

On 1 January 2001, the overall assignment of assets and liabilities of Igualatorio Médico Quirúrgico de Huesca took place in favour of its sole shareholder MAPFRE CAJA SALUD.

All the above mentioned transactions have availed of the Special Fiscal Regime established in Chapter VIII, Title VIII of Act 43/1995, on the Corporation Tax.

In 2000, the controlling company carried out securities exchange transactions under the Special Regime established in Title VIII of Act 43/1995, consisting of the contribution of shares in MAPFRE VIDA, Sociedad Anónima de Seguros y Reaseguros sobre la Vida Humana, MAPFRE CAUCIÓN Y CRÉDITO, Compañía de Seguros y Reaseguros, S.A., and MAPFRE SEGUROS GENERALES, Compañía de Seguros y Reaseguros, S.A.

Likewise, in 2000 the overall assignment of Incalbarsa's assets and liabilities was formalised in favour of its single shareholder, CORPORACIÓN MAPFRE, also under the Special Regime established in Title VIII of Act 43/1995, on the Corporations Tax.

In 2000, MAPFRE CAJA MADRID HOLDING de Entidades Aseguradoras, S.A. approved a capital increase by non cash contribution of shares in MAPFRE SEGUROS GENERALES, Compañía de Seguros Y Reaseguros, S.A., MAPFRE VIDA, Sociedad Anónima de Seguros y Reaseguros sobre la Vida Humana, S.A. and MAPFRE CAUCIÓN Y CRÉDITO, Compañía Internacional de Seguros, S.A. (shares contributed by CORPORACIÓN MAPFRE, C.I.R., S.A.) and of shares in Caja de Madrid Vida, S.A., de Seguros y Reaseguros, Caja de Madrid Seguros Generales, S.A. de Seguros y Reaseguros and Caja Salud de Seguros y Reaseguros, S.A. (contributed by Corporación Financiera Caja de Madrid, S.A.), which transaction was made subject to the Special Fiscal Regime on securities swap provided for in Title VIII of Act 43/1995.

The Annual Report for fiscal year 2000 discloses all the information required by article 107 of Act 43/1995, on the Corporation Tax, relating to the above mentioned transactions.

Likewise, in fiscal year 2000, MAPFRE CAJA MADRID HOLDING de Entidades Aseguradoras, S.A. contributed the Caja Madrid Vida and Caja Madrid Seguros Generales shares in capital increases that were agreed, respectively, by MAPFRE VIDA and MAPFRE SEGUROS GENERALES, for the same values at which they were booked in the controlling company (pesetas 18,879,295,524 and pesetas 771,497,610, equivalent to EUR 113,467 thousands and EUR 4,637 thousands, respectively), which recorded the shares received as a result of the said contributions at the same book value of the contributed shares.

On 29 December 2000, the overall assignment of Caja de Madrid Seguros Generales assets and liabilities in favour of its sole shareholder, MAPFRE SEGUROS GENERALES, was raised to public status; this transaction was subject to the Special Fiscal Regime established in Title VIII of Act 43/1995, on the Corporation Tax.

On 1 January 2000 the overall assignment took place of the assets and liabilities of Planas Salud, Compañía de Seguros de Asistencia Sanitaria, S.A. in favour of its sole shareholder, Caja Salud (now re-named MAPFRE CAJA SALUD), which transaction was also subject to the Fiscal Regime contemplated in Title VIII of Act 43/1995.

10. Information on non Life Insurance

Pursuant to the authorisation extended by the Directorate General of Insurance, the information required in this section relating to "Technical income and expenses by lines" and "Technical results per year of occurrence" of non life insurance is not given for the following reasons:

- Its scant relevance for the true image of CORPORACIÓN MAPFRE's consolidated accounts, considering the heterogeneity of the markets where its subsidiaries operate and the factors that in each one of them condition the evolution of the various business lines.
- The difficulty, in the case of accepted reinsurance, of obtaining information relating to claims per year of occurrence, since ceding companies follow recording methods different than that of year of imputation.
- The difficulty of obtaining from overseas subsidiaries, with the breakdown required for lines according to the Spanish classification, the reclassification of expenses by destiny, the eliminations of intra-group transactions and the information relating to technical results per year of occurrence.

11. Other Information

Contributions to Foundations

Corporación MAPFRE and some of its consolidated companies make economic contributions to finance the scientific and educational activities of the Foundations set up by SISTEMA MAPFRE. These contributions are made through the distribution of profits.

Aggregate contributions for an overall amount of EUR 3,750 thousands are contemplated in the proposals for distribution of profits corresponding to 2002.

Remuneration of the controlling Company's Board of Directors

Details on the remuneration and other compensation received by the administrators of the controlling Company in 2002 are given herebelow, irrespectively of the Group company having paid them, broken down by concept:

Concept	Amount
EXTERNAL DIRECTORS	
Attendance fees	*136*
Allowances	*354*
Other concepts	*11*
EXECUTIVE DIRECTORS	
Salaries	*1,102*
Life insurance policies	*46*
Other concepts	*70*
Total	**1,719**

Figures in EUR 000s.

External directors' basic remuneration consists of an allowance for their attendance to meetings, which amounted to EUR 1,488.51 in 2002. In addition, they benefit from a life insurance policy, with an insured capital of EUR 150,253.03, and enjoy some of the benefits extended to staff, such as medical insurance.

External directors belonging to Commissions or Delegate Committees receive also a fixed annual allowance in that concept, which in 2002 amounted to EUR 9,465.94.

Executive directors receive the remuneration established in their contracts, including fixed salary, bonuses with varying amounts linked to results, life and disability insurance, and other benefits generally established for the Group companies' staff; in addition, certain pension complements have been acknowledged to them for the event of retirement, through a life insurance policy, it all within the remuneration policy established by Sistema MAPFRE for its senior managerial staff, whether or not they are directors.

Executive directors, however, are not entitled to the remuneration established for external directors, except for the fixed allowance relating to their membership of Sistema MAPFRE's Management Commission.

Advances and credit facilities to the Board of Directors

At year end no company within the consolidatable Group had advances or credit facilities extended to the members of the controlling Company's Board of Directors, nor had any extended guarantees on their behalf.

Obligations to CORPORACION MAPFRE's Board of Directors

Commitments in respect of pensions and retirement premium to former and present members of the controlling Company's board of directors, undertaken by the controlled companies that have externalised their pension related commitments, are covered by the collective life insurance policy taken for said risks as detailed in notes 5.n and 6.19 of the Annual Report. The premium accrued for these concepts in relation to the mentioned Board members amounts to EUR 1,368 thousands in the year under review.

Staff

During 2002, Group companies employed the following average staff, detailed by professional category:

Categories	Spain	Rest EEA	Other countries	Total
Managers	*774*	*54*	*372*	*1,200*
Clerical staff	*2,219*	*219*	*2,139*	*4,577*
Marketing staff	959	72	918	1,949
IT experts	49	16	805	870
Others	556	29	1,942	2,527
TOTAL	4,557	390	6,176	11,123

Commitments to third parties

By virtue of the participation of the MAPFRE VIDA policyholders in the returns on investment of their mathematical reserves, when the property elements restated in accordance with Budget Acts 1/1979, 74/1980 and 9/1983 are sold, 90% of the difference between the purchase values and the restated values will be attributed to the said policies in the fiscal year when the sale is made. As at 31 December 2002, the future right of these policies over the amounts of such restatements is estimated at EUR 1,711 thousands, for which provisions have been made as at the said date.

MAPFRE AMÉRICA has granted guarantees to MAPFRE SEGUROS GENERALES DE COLOMBIA covering credit facilities, amounting to USD 4,680,000 plus interest and expenses. In turn, MAPFRE SEGUROS GENERALES DE COLOMBIA guarantees MAPFRE AMÉRICA a compensation in case of enforcement, by counterindemnity for the same amount.

MAPFRE Re and MAPFRE REINSURANCE CORPORATION have granted guarantees to third parties, materialised in letters of credit, amounting to EUR 24,269 thousands.

As at 31 December 2002, MAPFRE INMUEBLES, a company consolidated by the equity method, had guarantees extended to third parties for an overall amount of EUR 1,851 thousands, relating mostly to public land tenders connected to its real estate development activities.

At year end, Caja Madrid had indemnities granted in favour of the controlling Company for an amount of EUR 26,099 thousands, basically relating to the guarantees extended in favour of the fiscal authorities (A.E.A.T.).

MAPFRE CAJA MADRID HOLDING is several guarantor of MAPFRE SEGUROS GENERALES in relation to the debt arising from the acquisition of MAPFRE FINISTERRE.

External Auditors' fees

The fees accrued in favour of External Auditors in the 2002 fiscal year for their account auditing services amount to EUR 1,689 thousands, there being also an additional accrual of EUR 489 thousands for complementary services provided by them.

12. Events Subsequent to Closing

On 15 January 2003, MAPFRE ASISTENCIA acquired, for a price of USD 18 million, 100% in the capital of Road America Motor Club, a group of companies engaged in road assistance to drivers, domiciled in Florida, United States.

On 15 March 2003, MAPFRE RE's General Meeting approved a capital increase with share premium for a total amount of EUR 59,994 thousands.

On 5 February 2003, the Venezuelan government decreed an exchange control regime, whereby the purchase of currencies will be subject to prior authorisation. To that effect, an exchange rate of Bolivar 1,600 per USD was fixed as the initial applicable rate.

13. Consolidated Cash Flow Statement

Concept	Amount
1. Cash flow variations during the year	
From trade activities	
Increase	*1,998,132*
From other operating activities	
Decrease	*(193,672)*
From fixed assets and investments	
Decrease	*(1,458,104)*
From other transactions	
Increases	*42,622*
From other extraordinary transactions	
Decrease	*(67,484)*
From transactions with the Public Administration	
Decrease	*(253,181)*
2. Evolution of cash flow during the year	
1. Cash at beginning of year	*456,385*
2. Cash at year end	*524,698*
3. Variation in cash during the year	
Increase	*68,313*

Figures in EUR 000s.

14. Consolidated Statement of Technical Reserve Coverage

The following table shows the technical reserves and assets qualifying as coverage as at 31 December 2002 and 2001, resulting from the aggregation of the sole statements of the consolidatable group's insurance companies:

	Technical reserves to be covered		Qualifying assets		Surplus / (Deficit)	
Sub Group	Non Life	Life	Non Life	Life	Non Life	Life
31 December 2002						
MAPFRE Caja Madrid Holding	*1,086,340*	*9,039,148*	*1,385,080*	*9,863,121*	*298,740*	*823,973*
MAPFRE América	*870,765*	*40,301*	*937,835*	*44,255*	*67,070*	*3,954*
MAPFRE Re	*476,863*	*66,753*	*751,603*	*71,690*	*274,740*	*4,937*
MAPFRE Asistencia	*21,345*	—	*24,556*	—	*3,211*	—
Total	**2,455,313**	**9,146,202**	**3,099,074**	**9,979,066**	**643,761**	**832,864**
31 December 2001						
MAPFRE Caja Madrid Holding	*924,970*	*7,667,682*	*1,117,654*	*8,442,856*	*192,684*	*775,174*
MAPFRE América	*1,068,004*	*15,164*	*1,186,603*	*15,170*	*118,599*	*6*
MAPFRE Re	*455,344*	*73,684*	*831,410*	*116,218*	*376,066*	*42,534*
MAPFRE Asistencia	*18,415*	—	*23,848*	—	*5,433*	—
Total	**2,466,733**	**7,756,530**	**3,159,515**	**8,574,244**	**692,782**	**817,714**

Figures in EUR 000s.

The valuation criteria for technical reserves are those shown in note 5m) of this annual report. Assets qualifying as coverage of technical reserves have been valued pursuant to the provisions of article 52 of the Regulations on Disposition and Supervision of Private Insurance, except in companies not belonging to the European Economic Area, where they have been valued pursuant to the regulations applicable in each country. Likewise, the Spanish companies have applied the diversification and spreading limits established in article 53 of the said Regulations.

15. Statement of Consolidated Solvency Margin

The following table details the situation of the solvency margin as at 31 December 2002 and 2001:

Concept	2002	2001
Controlling company's paid-up share capital	*90,782*	*90,782*
Consolidatable Group's reserves	*562,561*	*571,522*
Creditor balance in consolidated companies' reserves account	*280,393*	*404,361*
Creditor balance in consolidated profit and loss account	*77,768*	*28,489*
Negative difference on consolidation	*2,221*	*2,140*
Minority interests	*624,235*	*920,486*
50% addition of future profits	*173,743*	*86,918*
Gains in:		
• *Tangible investments*	*69,319*	*52,559*
• *Financial investments*	*100,030*	*49,391*
• *Others*	*2,246*	—
Commissions technically discounted pending depreciation, net	*274,158*	*153,936*
Total positive items	**2,257,456**	**2,360,584**
Start-up, incorporation and capital increase expenses	*(9,650)*	*(8,775)*
Losses in:		
• *Tangible investments*	*(1,033)*	*(127)*
• *Financial investments*	*(2,892)*	*(1,244)*
• *Others*	*(399)*	—
Total negative items	**(13,974)**	**(10,146)**
Solvency margin	*2,243,482*	*2,350,438*
Minimum amount of solvency margin	*896,740*	*835,503*
RESULT OF THE SOLVENCY MARGIN	**1,346,742**	**1,514,935**

Figures in EUR 000s.

The following table details the minimum amount of the solvency margin broken down by sub groups and calculated, for subsidiaries operating in countries not belonging to the European Union, pursuant to the rules in force in each country, except in the case of countries where this requirement does not exist or where solvency requirements are not equivalent to those established in the European Union, where it has been calculated pursuant to criteria similar to the Spanish regulations.

	REQUIRED AMOUNT OF SOLVENCY MARGIN					
	Non Life		Life		Total	
Sub Group	2002	2001	2002	2001	2002	2001
MAPFRE Caja Madrid Holding	*190,761*	*152,242*	*403,690*	*328,267*	*594,451*	*480,509*
MAPFRE América	*200,136*	*257,474*	*1,727*	*2,272*	*201,863*	*259,746*
MAPFRE Re	*51,514*	*74,471*	*39,414*	*11,509*	*90,928*	*85,980*
MAPFRE Asistencia	*9,498*	*9,268*	—	—	*9,498*	*9,268*
TOTAL	451,909	493,455	444,831	342,048	896,740	835,503

Figures in EUR 000s.

For the determination of the consolidatable Group's uncommitted assets, the controlling Company's shareholders' funds have been considered, together with those contributed by the companies forming part of said Group. The valuation criteria used are those stemming from the legislation in force as at 31 December 2002. The effect of the corporation tax and profit sharing on capital gains and losses has been deducted from them.

As the sub group headed by CORPORACIÓN MAPFRE is integrated into a larger insurance companies' consolidatable Group, the company MAPFRE MUTUALIDAD calculates the said Group's consolidated Solvency Margin.

16. Additional Note for English Translation

These financial statements are presented on the basis of accounting principles generally accepted in Spain. Consequently, certain accounting practices applied by the Company may not conform with generally accepted principles in other countries.

Subsidiaries and Associated Companies (Appendix 1)

Name	Address	Activity	Holding			Figures Year-end 31-12-2002				Method or Procedure	Audit	
			Holder	Amount (*)	%	Capital	Reserves	Result	Int. Divid.		Firm	Review.
MAPFRE CAJA MADRID HOLDING												
MAPFRE Caja Madrid Holding de Entidades Aseguradoras, S.A.	Paseo de Recoletos, 25 (Madrid)	Holding	• Corporación MAPFRE	130.161	51,0000	293.977	553.905	83.375	(80.350)	(A)	E.Y.	C
LIFE												
MAPFRE Vida,S.A. de Seguros y Reaseguros sobre la Vida Humana	Avda.General Perón, 40 (Madrid)	Insurance and Reinsurance	• MAPFRE Caja Madrid Holding	550.375	99,2797	53.646	280.530	75.885	(36.114)	(A)	E.Y.	C
Consultora Actuarial y de Pensiones MAPFRE Vida, S.A.	Avda.General Perón, 40 (Madrid)	Consultancy	• MAPFRE Vida • Corporación MAPFRE	389	99,9339 0,0661	390	392	47	–	(A)	E.Y.	L
Gestion Moda Shopping, S.A.	Avda.General Perón, 40 (Madrid)	Commercial Centres Management	• MAPFRE Vida • Corporación MAPFRE	77	99,8215 0,1785	168	144	(52)	–	(A)	E.Y.	L
MAPFRE Inversión, Sociedad de Valores, S.A.	Avda.General Perón, 40 (Madrid)	Broker-dealer firm	• MAPFRE Vida	42.744	99,9991	33.055	37.706	11.398	(7.975)	(B)	E.Y.	C
MAPFRE Inversión Dos, Soc. Gestora de Instituciones de Inversión Colectiva, S.A.	Avda.General Perón, 40 (Madrid)	Unit Trust management	• MAPFRE Inversión	–	99,9853	2.043	12.435	1.165	–	(B)	E.Y.	C
MAPFRE Vida Pensiones, Entidad Gestora de Fondos de Pensiones, S.A.	Avda.General Perón, 40 (Madrid)	Pension Fund Management	• MAPFRE Inversión • Corporación MAPFRE	– –	99,9971 0,0029	10.518	3.176	2.708	–	(B)	E.Y.	C
MAPFRE Video y Comunicación, S.A.	C/Sor Angela de la Cruz, 6 (Madrid)	Advertising Agency	• MAPFRE Vida • MAPFRE Seg. Grales. • Corporación MAPFRE	26 6 7	43,0000 10,0000 15,0000	60	(19)	2	–	(D)	E.Y.	L
Miraceti, S.A.	Avda.General Perón, 40 (Madrid)	Real Estate	• MAPFRE Vida • Corporación MAPFRE	36.001 –	99,9991 0,0009	33.975	3.696	699	–	(A)	E.Y.	C
ADS MAPFRE Caja Madrid AIE	Pº de la Castellana, 189 (Madrid)	Services Provider	• MAPFRE Vida • MAPFRE Caja Salud • MAPFRE Seg. Grales. • MAPFRE Caución • MAPFRE Industrial • MAPFRE Guanarteme • Corporación MAPFRE • MAPFRE Caja Madrid Holding	114 21 – 6 6 6 – –	36,0000 7,0000 20,0000 2,0000 2,0000 2,0000 0,0001 0,0001	300	(238)	(625)	–	(A)	–	–
GENERAL INSURANCE												
MAPFRE Seguros Generales, Cía. De Seguros y Reaseguros, S.A.	Paseo de Recoletos, 23 (Madrid)	Insurance and Reinsurance	• MAPFRE Caja Madrid Holding	216.881	100,0000	121.806	96.855	54.581	(21.722)	(A)	E.Y.	C
MAPFRE Guanarteme Cía. de Seguros y Reaseguros de Canarias, S.A.	C/Poeta Agustín Millares Sall, 3 (Las Palmas de G.C.)	Insurance and Reinsurance	• MAPFRE Seg. Grales.	7.585	77,5	9.018	31.370	13.609	(3.953)	(A)	E.Y.	C
MAPFRE Industrial,S.A. de Seguros	C/General Perón, 40 (Madrid)	Insurance and Reinsurance	• MAPFRE Seg. Grales. • Corporación MAPFRE	30.030 –	99,9986 0,0014	30.000	7.455	12.069	(7.500)	(A)	E.Y.	C
MAPFRE Seguros Gerais, S.A.	Avda. Liberdade, 40 Lisboa (Portugal)	Insurance and Reinsurance	• MAPFRE Seg. Grales.	9.666	25,0000	33.110	8.905	2.280	–	(D)	E.Y.	C
Relecmap, A.I.E..	C/ Manuel Silvela, 15 (Madrid)	Research, Training and Advisory Services	• MAPFRE Seg. Grales. • Mapfre Industrial • Mapfre Guanarteme	341 102 14	60,0000 30,0000 4,0000	360	164	12	–	(A)	E.Y.	C
MAPFRE Consultores de Seguros y Reaseguros, S.A.	Paseo de Recoletos, 25 (Madrid)	Advisory and Management Services	• MAPFRE Seg. Grales. • Corporación MAPFRE	60 61	50,0000 50,0000	120	516	168	–	(D)	E.Y.	L
MAPFRE Servicios Marítimos, Comisariado y Liquidación de Averías, S.A.	Avda.Sabino Arana, 4 (Bilbao)	Loss Adjusters	• MAPFRE Seg. Grales.	793	99,9600	540	567	288	–	(A)	E.Y.	L
MAPFRE Informática, A.I.E.	Ctra.Pozuelo-Majadahonda, Km 3,8 (Madrid)	Computer Services	• MAPFRE Caja Salud • MAPFRE Caja Madrid Holding • MAPFRE Re • MAPFRE Industrial • MAPFRE Guanarteme • MAPFRE Inversión • MAPFRE Seg. Grales. • MAPFRE Vida • MAPFRE Caución y Crédito • MAPFRE Asistencia • MAPFRE América	– 1 10 70 70 5 260 50 25 – –	0,1000 0,1000 1,0000 7,0000 7,0000 0,5000 12,0000 5,0000 2,5000 1,0000 0,5000	1000	–	–	–	(D)	E.Y.	L
Proyectos y Servicios MAPFRE, S.A.	C/Agustín Millares Sal, 3 (Las Palmas de G. Canaria)	Insurance Agency	• MAPFRE Guanarteme • Corporación MAPFRE	192 –	99,8520 0,1480	150	154	137	–	(A)	E.Y.	L
Multiservicios MAPFRE, S.A.	C/ Manuel Silvela, 15 (Madrid)	Real Estate	• MAPFRE Seg. Grales. • MAPFRE Industrial	301 75	75,0000 25,0000	300	70	151	–	(B)	E.Y.	L
Gestora de Activos Funerarios, S.A.	Paseo de Recoletos, 23 (Madrid)	Services	• MAPFRE Seg. Grales. • MAPFRE Industrial	1.096 195	75,0000 25,0000	1.200	(156)	51	–	(B)	E.Y.	L
Oriente, S.A. Compañía de Seguros	C/Játiva, 23 (Valencia)	Insurance & Reinsurance	• MAPFRE Finisterre.	4.549	100,000	9.024	1.397	2.206	–	(A)	E.Y.	C
Seporval, S.A.	C/Játiva, 23 (Valencia)	Insurance Agency	• MAPFRE Seg. Grales.	18	100,000	7	8	3		(B)	E.Y.	C
Bioingeniería Aragonesa, S.L.	Matías Pastor Sancho, 9 (Zaragoza)	Technology for the Elder	• MAPFRE Seg. Grales.	276	40,0000	143	450	224	–	(D)	E.Y.	L
Compañía Canaria de Cementerios, S.A.	C/Poeta Agustín Millares Sall (Las Palmas de G.C.)	Sale of plots in cemeteries	• MAPFRE Guanarteme	100	33,3333	301	257	18	–	(D)	E.Y.	L.
Tinerfeña de Servicios de Tecnología e Innovación para el automóvil	C/ Subida de Mayorazgo (Santa Cruz de Tenerife)	Services	• MAPFRE Guanarteme	1.165	33,3333	6.000	(162)	(94)	–	(D)	E.Y.	L.

Figures in EUR 000s.

Name	Address	Activity	Holding			Figures Year-end 31-12-2002				Method or Procedure	Audit	
			Holder	Amount (*)	%	Capital	Reserves	Result	Int. Divd.		Firm	Review
GENERAL INSURANCE (continued)												
Segesymed, S.L., Sociedad Unipersonal	C/Játiva, 23 (Valencia)	Computer Services	• MAPFRE Seg. Grales.	14	100,0000	3	11	–	–	(B)	–	–
MAPFRE Finisterre, S.A. Compañía de Seguros y Reseguros	C/Játiva, 23 (Valencia)	Insurance & Reinsurance	• MAPFRE Seg. Grales.	136.229	99,6514	20.000	14.207	6.612	–	(A)	E.Y.	C.
Meseval	C/Játiva, 21 (Valencia)	Insurance Agency	• MAPFRE Seg. Grales.	29	100,0000	7	17	6	–	(B)	E.Y.	L.
Grupo Alisio Canarias, S.A.	C/Valentín Sanz, 39 (Tenerife)	Training	• MAPFRE Guanarteme	1.441	25,0000	6.000	(71)	(118)	–	(D)	–	–
Clínica Santa Catalina, S.A.	C/León y Castillo, 292 (Las Palmas de G. Canaria)	Medical Assistance	• MAPFRE Guanarteme	2.439	25,0000	1.322	3.429	313	–	(D)	E.Y.	L.
Inversiones Gestisan, S.L.	C/La Rosa, 2 (Tenerife)	Hospital Management	• MAPFRE Guanarteme	344	25,0000	984	(131)	(4)	–	(D)	E.Y.	L.
Clínica Santa Cruz, S.A.	C/Enrique Wolfson, 8 (Sta. Cruz de Tenerife)	Medical Services	• MAPFRE Guanarteme	331	25,0000							
			• Inversiones Gestisan S.L.		57,5400	1.323	20	(97)		(D)(F)	–	–
Limpiezas y Mantenimiento Hospitalario, S.L.	Avda.Juan Domínguez Pérez, 42 (Las Palmas de G. Canarias)	Hospital Cleaning Services	• MAPFRE Guanarteme	25	25,0000	3	41	6	–	(D)	E.Y.	L
Faz, Sociedad Unipersonal	C/Bravo Murillo, 28 (Las Palmas de G.C.)	Insurance Agency	• MAPFRE Guanarteme	60	100,0000	60	(5)	6	–	(B)	–	–
Sefin, S.A.	C/Játiva, 23 (Valencia)	Insurance Agency	• MAPFRE Finisterre	1.246	100,0000	60	469	2	–	(B)	–	–
Cosebal, Agencia de Seguros, S.L.	C/Játiva, 23 (Valencia)	Insurance Agency	• MAPFRE Finisterre	8.085	100,0000	7	930	2	–	(B)	–	–
Uss Assurance, S.L.	C/Játiva, 23 (Valencia)	Insurance Agency	• MAPFRE Finisterre	40	100,0000	12	3	2	–	(B)	–	–
Hejean, Agencia de Seguros, S.L.	C/Játiva, 23 (Valencia)	Insurance Agency	• MAPFRE Finisterre	599	100,0000	6	15	3	–	(B)	–	–
Agebal, Agencia de Seguros, S.L.	C/Játiva, 23 (Valencia)	Insurance Agency	• MAPFRE Finisterre	4.758	100,0000	7	488	(9)	–	(B)	–	–
Seproval, Agencia de Seguros, S.L.	C/Játiva, 23 (Valencia)	Insurance Agency	• MAPFRE Finisterre	2.601	100,0000	15	642	4	–	(B)	–	–
Segurlis, Agencia de Seguros, S.L.	C/Játiva, 23 (Valencia)	Insurance Agency	• MAPFRE Finisterre	1.110	100,0000	6	3	266	–	(B)	E.Y.	L
CAUCION Y CREDITO												
MAPFRE Caución y Crédito Cía. Internacional de Seguros y Reaseguros, S.A.	Avda. General Perón, 40 (Madrid)	Insurance & Reinsurance	• MAPFRE Caja Madrid Holding	14.246	99,9933							
			• MAPFRE Industrial		0,0067	9.030	5.609	4.616	(1.261)	(A)	E.Y.	C
MAPFRE América Caución y Crédito, S.A.	Avda. General Perón, 40	Holding	• MAPFRE Caución y Crédito	7.222	40,0000							
	(Madrid)		• MAPFRE América	5.513	35,0000	18.055	412	(2.626)	–	(A)	E.Y.	C
MAPFRE Servicios de Caución, S.A.	Avda. General Perón, 40 (Madrid)	Services	• MAPFRE Caución y Crédito	210	99,6800							
			• Corporación MAPFRE	–	0,3200	210	(54)	1	–	(A)	E.Y.	C
MAPFRE Garantías y Crédito, S.A.	Teatinos, 280 Santiago de Chile (Chile)	Insurance	• MAPFRE América Caución y Crédito	4.321	99,9923	4.514	(441)	584	–	(A)	E.Y.	C
MAPFRE Seguradora de Garantía e Crédito, S.A.	Avda.Mª Coelho Aguiar 215 Sao Paulo (Brazil)	Insurance	• MAPFRE América Caución y Crédito	2.699	90,0000							
			• Vera Cruz Seguradora		10,0000	4.688	(1.714)	10	–	(A)	E.Y.	L
Compañía de Seguros de Créditos Comerciales, S.A.	Carrera 64 n.º 149 A-30 Santa Fe de Bogotá (Colombia)	Insurance	• MAPFRE América Caución y Crédito	1.482	60,0000							
			• MAPFRE Colombia	133	5,0000	2.410	686	743	–	(A)	K.P.M.G.	C
MAPFRE Seguros de Crédito, S.A.	Avd. Magnocentro,5 México D.F. (Mexico)	Insurer	• MAPFRE América Caución y Crédito	12.615	99,9667							
			• Seguros Tepeyac		0,0333	3.058	(299)	(144)		(A) (F)	E.Y.	L
HEALTH												
MAPFRE Caja Salud de Seguros y Reaseguros, S.A.	Paseo de Recoletos, 29 (Madrid)	Insurance & Reinsurance	• MAPFRE Caja Madrid Holding	56.112	74,9888							
			• MAPFRE Vida	18.526	25,0000	70.275	6.019	7.031	–	(A)	E.Y.	C
Igualservicios	C/Tarbes, 3 (Huesca)	Medical Services	• MAPFRE Caja Salud	573	100,0000	756	(92)	(82)	–	(A)	–	–
Igualdiversos	C/Tarbes, 3 (Huesca)	Insurance Distribution	• MAPFRE Caja Salud	–	100,0000	13	(25)	(9)	–	(C)	–	–
Centro Médico de Chequeos Mapfre Vida	Avda Gral Perón, 40 (Madrid)	Medical Services	• MAPFRE Caja Salud	273	99,9500	646	(103)	(271)	–	(A)	E.Y.	L
Centro Médico Islas Canarias	C/ Rafael Cabrera, 22 (Las Palmas de G.C.)	Medical Services	• MAPFRE Caja Salud	3.000	100,0000	3.000	0	7	–	(C)	–	–
REINSURANCE												
MAPFRE RE Cía. Reaseguros, S.A.	Paseo de Recoletos, 25 (Madrid)	Reinsurance	• Corporación MAPFRE	124.668	83,3341	116.832	93.893	14.940	(10.176)	(A)	E.Y.	C
Compagnie International D'assurances et Reassurances (C.I.A.R.)	45, Rue de Treves Bruselas (Belgium)	Insurance & Reinsurance	• MAPFRE Re	7.700	74,9300							
			• Mapfux Reinsurance	1.995	25,0700	2.957	4.310	277	–	(A)	E.Y.	C
Inversiones MAPFRE Chile Re	Avda. Apoquindo, 4499 Santiago (Chile)	Financial Co.	• MAPFRE Re	6.420	99,9986	20.405	854	(739)	–	(A)	E.Y.	C

Figures in EUR 000s.

Name	Address	Activity	Holding			Figures Year-end 31-12-2002				Method or Procedure	Audit	
			Holder	Amount (*)	%	Capital	Reserves	Result	Int. Divid.		Firm	Review.
REINSURANCE (continued)												
Inversiones Ibéricas,S.A.	Avda. Apoquindo, 4499 Santiago (Chile)	Financial Co.	• MAPFRE Re	17.192	99,9986	9.191	29.822	191	–	(A)	E.Y.	C
Caja Reaseguradora de Chile, S.A.	Avda. Apoquindo. 4499 Santiago (Chile)	Reinsurance	• Inversiones MAPFRE Chile Re	21.265	99,6759	11.409	8.440	1.485	–	(A)	E.Y.	C
Inmobiliaria Costa de Montemar, S.A.	Moneda, 920 Santiago (Chile)	Real Estate	• Inversiones Ibéricas	5.080	31,4400	16.830	(295)	(378)	–	(C)	E.Y.	C
Inmobiliaria y Rentas Alcántara 218, S.A.	Huérfanos, 835 Santiago (Chile)	Real Estate	• Inversiones Ibéricas	2	28,0000	(79)	66	19	–	(C)	–	–
Inmobiliaria Condominio Parque Zapallar, S.A.	Avda. Apoquindo, 4499 Santiago (Chile)	Real Estate	• Inversiones Ibéricas • Cía Nacional de Rentas	(158) –	99,0000 1,0000	776	(730)	(206)	–	(B)	E.Y.	C
Compañía Nacional de Rentas	Avda. Apoquindo, 4499 Santiago (Chile)	Real Estate	• Inversiones Ibéricas	295	91,1272	573	(396)	147	–	(A)	E.Y.	C
C.R. Argentina, S.A.	Avda. de Córdova,1450 Buenos Aires (Argentina)	Reinsurance	• Inversiones Ibéricas	146	99,9900	229	(103)	21	–	(A)	–	–
Sociedad Constructora y de Inversiones Martín Zamora Ltd.	Avda. Apoquindo, 4499 Santiago (Chile)	Real Estate	• Inversiones Ibéricas • Cía Nacional de Rentas	67 –	50,0000 50,0000	145	(13)	2	–	(A)	–	–
Inversiones MAPFRE RE.	Carrera 11 , Nº 93B-09 Bogotá (Colombia)	Securities and Real Estate Invest. Management	• Mapfre Re • Inversiones Ibéricas	1.575 120	94,9000 5,1000	5.006	(1.016)	(272)	–	(A)	E.Y.	C
Maplux Reinsurance Company Ltd	"E Building Immeuble C6, Parc d'Activite Syrdall Munsbanch (Luxembourg)	Reinsurance	• Mapfre Re • Corporación MAPFRE	2.005 1	99,9630 0,0370	2.522	449	–	–	(A)	E.Y.	C
Itsemap Servicios Tecnológicos MAPFRE, S.A.	Paseo de Recoletos, 25 (Madrid)	Consultancy	• MAPFRE Re • Corporación MAPFRE	1.491 –	99,9752 0,0248	1.503	113	42	–	(B)	E.Y.	L
MAPFRE RE Management Services U.K. Company Limited	Philpot Lane, 2-3 Londres (United Kingdom)	Real Estate Services	• MAPFRE Re	–	100,0000	416	(422)	(112)	–	(A)	–	–
MAPFRE RE Assesoría Ltda.	Rua Sao Carlos do Pinhal, 696 Sao Paulo (Brazil)	Consultancy	• MAPFRE Re • Itsemap do Brasil	39 –	99,9998 0,0002	4.469	(4.301)	(177)	–	(B)	–	–
Administradora de Propiedades, S.A.	Napoleón 3096 Santiago (Chile)	Real Estate	• Inversiones Ibéricas	15	31,2900	3	51	–	–	(C)	–	–
Comercial y Turismo, S.A.	Napoleón 3096 Santiago (Chile)	Real Estate	• Inversiones Ibéricas	27	31,2000	128	(33)	(10)	–	(C)	–	–
MAPFRE Re Holdings Inc.	100 Campus Drive New Jersey 07932-2006 (U.S.A.)	Holding	• MAPFRE Re	118.168	100,0000	40.777	83.026	–	–	(A)	E.Y.	C
MAPFRE Reinsurance Corporation	100 Campus Drive New Jersey 07932-2006 (U.S.A.)	Insurance & Reinsurance	• MAPFRE Re Holdings	104.675	100,0000	4.030	94.184	7.108	–	(A)	E.Y.	C
Inmobiliaria Presidente Figueroa Alcorta, S.A.	Figueroa Alcorta, 3102 B. Aires (Argentina)	Real Estate	• MAPFRE Re..	4.545	99,9000	5.348	(679)	(124)	–	(A)	–	–
Inmobiliaria Tirilluca, S.A.	Agustinos, 853 Santiago (Chile)	Real Estate	• Inversiones Ibéricas	3.259	43,7500	8.165	(651)	(64)	–	(C)	–	–
Inversiones Alcántara 200 S.A.	Agustinos, 853 Santiago (Chile)	Real Estate	• Inversiones Ibéricas	15	28,0000	3	51	–	–	(C)	–	–
Itsemap México Servicios Tecnológicos MAPFRE, S.A.	Porfirio Díaz, 102 Col. Nochebuena México D.F. (Mexico)	Consultancy	• Itsemap Serv. Tecnológicos	96	99,9998	81	102	2	–	(B)	–	–
Itsemap Portugal, Seguranca e Prevencao Limitada	Rua Castillo, 52 Lisboa (Portugal)	Consultancy	• Itsemap Serv. Tecnológicos	203	99,9857	229	(10)	3	–	(B)	–	–
Itsemap Venezuela, Servicios Tecnológicos MAPFRE, S.A.	Avda. Libertador, Torre Maracaibo Caracas (Venezuela)	Consultancy	• Itsemap Serv. Tecnológicos	–	100,0000	–	–	–	–	(B)	–	–
Itsemap Chile, Servicios Tecnológicos MAPFRE, S.A.	Apoquindo, 4499 Santigo (Chile)	Consultancy	• Itsemap Serv. Tecnológicos • Inversiones Ibéricas	23 7	75,0000 25,0000	70	(40)	(1)	–	(B)	–	–
Itsemap Brasil Servicios Tecnológicos MAPFRE, S.A.	Rua Sao Carlos do Pinhal, 696 Sao Paulo (Brazil)	Consultancy	• Itsemap Serv. Tecnológicos • M.R. Asesorías	256 –	99,9792 0,0208	543	(292)	6	–	(B)	–	–
Mapfre Cía de Servicios Generales	Junior Tarata, 16 Lima (Perú)	Consultancy	• Inv. MAPFRE RE • Inv. Ibéricas	126 1	4,998 1,0000	129	(36)	12	–	(C)	–	–
MAPFRE Mandatos y Servicios	Figueroa Alcorta, 3102 B. Aires (Argentina)	Services	• C.R. Argentina • Inv. MAPFRE RE	– 76	1,0000 99,0000	76	(24)	(44)	–	(B)	–	–
Reinsurance Management Inc.	100 Campus Drive - New Jersey 07932-2006 (U.S.A.)	Services	• MAPFRE Re Holding	–	100,0000	–	–	–	–	(A)	E.Y.	C
ASSISTANCE												
MAPFRE Asistencia Cía. Internacional de Seguros y Reaseguros, S.A.	Gobelas 41-45 (Madrid)	Insurance & Reinsurance	• Corporación MAPFRE	42.471	99,9971	39.733	6.008	3.761	(880)	(A)	E.Y.	C
Iberoasistencia Portugal	Avda. Liberdade, 40 Lisboa (Portugal)	Travel Assistance	• MAPFRE Asistencia	–	100,0000	165	4	(638)	–	(A)	E.Y.	C
Brasil Asistencia	Ed. Crystal Tower Alameda Mamore 989 06454-040 S. Paulo (Brazil)	Travel Assistance	• MAPFRE Asistencia	3.460	99,9990	2.255	1.549	(344)	–	(A)	E.Y.	C
Afrique Assistance	16, Rue Dr. Alphonse Laverning 1002 (Tunis)	Travel Assistance	• MAPFRE Asistencia	363	49,0000	719	(54)	85	–	(B)	MENJ	C
Veneasistencia	Avda. del Libertador Torre Maracaibo Caracas (Venezuela)	Travel Assistance	• MAPFRE Asistencia • MAPFRE Re	519 1	99,9800 0,0020	212	420	(113)	–	(A)	E.Y.	C
Compañía de Asistencia de los Andes, S.A.	Carrera, 11, Nº 93 - B – 09 Bogotá (Colombia)	Travel Assistance	• MAPFRE Asistencia • Invers. MAPFRE Re • Iberoasistencia	472 – –	94,8900 0,0008 5,0977	290	408	(200)	–	(A)	E.Y.	L

Figures in EUR 000s.

Name	Address	Activity	Holding			Figures Year-end 31-12-2002				Method or Procedure	Audit	
			Holder	Amount (*)	%	Capital	Reserves	Result	Int. Divid.		Firm	Review.
ASSISTANCE (continued)												
Federal Assist.	3401 N.W. 82 ND suite 3090 Miami – Florida 33122 (U.S.A.)	Travel Assistance	• MAPFRE Asistencia	1.059	100,0000	1.919	(791)	(69)	–	(A)	E.Y.	C
Norassist	83 Metcalfe Street Aurora (Ontario) LYG 1E7 Canada	Travel Assistance	• Federal Assist	–	100,0000	–	–	–	–	(B)	–	–
Iberoasistencia Argentina, S.A.	Avda. Figueroa Alcorta, 3102 B. Aires (Argentina)	Travel Assistance	• MAPFRE Asistencia • Iberoasistencia	331 –	99,9900 0,0001	4.579	(2.283)	(1.965)	–	(A)	E.Y.	C
Sur Asistencia	Av. Apoquindo 4499 Santiago de Chile (Chile)	Travel Assistance	• MAPFRE Asistencia • Iberoasistencia	496 –	99,0000 1,0000	385	178	473	–	(A)	E.Y.	C
Iberoasistencia, S.A.	Gobelas, 41-45 (Madrid)	Travel Assistance	• MAPFRE Asistencia	359	99,9300	963	173	(777)	–	(A)	E.Y.	C
Ireland Assist	22-26 Prospect Hill Galway (Ireland)	Travel Assistance	• MAPFRE Asistencia	288	100,0000	254	156	109	–	(B)	E.Y.	C
Gulf Assist E.C.	Manama Centre Building Manama (Bahrain)	Travel Assistance	• MAPFRE Asistencia	487	74,6250	767	498	317	(890)	(A)	E.Y.	C
France Assistance	55, Rue Raspail Levallois Perret (France)	Travel Assistance	• MAPFRE Asistencia	22	89,9821	1.000	(307)	(668)	–	(B)	E.Y.	C
Eurosos Assistance	262 Messogion Avenue 155,62 Neo Psichico. Atenas (Greece)	Travel Assistance	• Iberoasistencia • MAPFRE Asistencia	– 746	0,5000 99,5000	587	76	94	–	(A)	E.Y.	C
Caribe Asistencia	Avda. Tiradentes Esq. Pres. Gonzalez. Edf. La Cumbre. Ens. Naco. Domingo-R. Dominicana	Travel Assistance	• MAPFRE Asistencia	294	51,9997	441	284	135	–	(A)	E.Y.	C
Ecuasistencia	Avda.Doce de Octubre. 1942 – Quito (Ecuador)	Travel Assistance	• MAPFRE Asistencia • Andiasistencia	89 –	50,0000 50,0000	27	118	33	–	(B)	E.Y.	C
Quavitae, S.A.	C/Fuencarral, 123 (Madrid)	Assistance to the Elder	• MAPFRE Asistencia • MAPFRE Seg. Grales.	2.396 –	10,0000 10,0000	12.621	4.936	471	–	–	–	–
Consulting, de Soluciones y Tecnologías SIAM	C/Gobelas 41-45 (Madrid)	Consultancy	• MAPFRE Asistencia • Iberoasistencia	238 –	99,0000 1,0000	240	–	–	–	(B) (F)	–	–
Perú Asistencia, S.A.	Tarata 160-9ª -Miraflores Lima (Perú)	Travel Assistance	• MAPFRE Asistencia • Iberoasistencia	224 –	99,8636 0,1361	110	25	89		(B)	–	–
Viajes MAPFRE, S.A.	Sor Ángela de la Cruz, 6 (Madrid)	Travel Assistance	• MAPFRE Asistencia • Iberoasistencia	2.558 –	99,7600 0,2400	2.419	416	(126)		(B)	E.Y.	C
Citerea, S.L.	Gomez Laguna, 9 (Zaragoza)	Travel Assistance	• Viajes MAPFRE, S.A. • Iberoasistencia	– –	99,0000 1,0000	–	–	–	–	(B) (F)	–	–
México Asistencia	Porfirio Díaz 100 Mexico D.F. México	Travel Assistance	• MAPFRE Asistencia	293	99,9900	442	159	697		(A)	E.Y.	C
Ibero Asistencia Servicios de Telemarketing, S.L.	Gobelas 41-45 (Madrid)	Call Center	• MAPFRE Asistencia • Iberoasistencia	127 –	26,5000 73,4500	331	38	214	(200)	(B)	E.Y.	C
Almap Assist GMBH	Im Rosengarten, 256 61118 Bal Vilbel (Germany)	Travel Assistance	• MAPFRE Asistencia • Iberoasistencia	430 –	99,9500 0,0500	512	(21)	(60)	–	(B)	–	–
Panamá Asistencia	Calle 50 local 9 D, piso 9 Panamá, Bella Vista (Panamá)	Travel Assistance	• MAPFRE Asistencia	205	58,0000	576	9	45	–	(B)	E.Y.	C
Tur Assist.	Hakki Yeten Caddesi Dogu is Merkezi 17/2 (Turkey)	Travel Assistance	• MAPFRE Asistencia • Iberoasistencia	85 –	91,6667 8,3333	26	160	(93)	–	(B)	E.Y.	C
Uruguay Asistencia	Rincón, 487 of. 610 Montevideo (Uruguay)	Travel Assistance	• MAPFRE Asistencia • Iberoasistencia	204 –	94,8165 5.1835	145	(34)	104	–	(A)	–	–
Asistencia Boliviana	Celso Castedo Barba, 39 Centro- Santa Cruz (Bolivia)	Travel Assistance	• MAPFRE Asistencia	53	99,4600	270	(131)	(86)	–	(B)	–	–
Costa Rica Asistencia	Sabana Norte rest Chicote 100 mN 25 E 200 N 25 E San José de Costa Rica (Costa Rica)	Travel Assistance	• MAPFRE Asistencia	149	100,0000	336	(58)	(128)	–	(B)	–	–
Quetzal Asistencia	Diagonal 6, zona 10 Ed. internaciones, Of. 301 (Guatemala)	Travel Assistance	• MAPFRE Asistencia	669	99,9920	155	23	399		(A)	–	–
El Salvador Asistencia S.A.	Centro Financ Gigante Torre B 3º nivel sobre Alameda Roosvelt S. Salvador (El Salvador)	Travel Assistance	• Mapfre Asistencia • Iberoasistencia	70 –	99,9900 0,0100	66	30	198		(A)	P.W.C.	C
Nicassit, S.A.	Colonial Los Robles Managua, Nicaragua	Travel Assistance	• Mapfre Asistencia	22	100,0000	53	(24)	(7)	–	(B)	–	–
Benelux Assist., S.A.	Rue de Treves, 45 Bruxelles, Belgium	Travel Assistance	• Mapfre Asistencia	595	70,0000	1.922	(903)	(170)	–	(B)	E.Y.	C
Novassist S.L.R.	Via G. Cubani, 12 Roma (Italy)	Travel Assistance	• Mapfre Asistencia • Iberoasistencia	99	99,0000 1,0000	100	–	–	–	(B)	–	–
Viajes Tívoli	Coso,89-91 (Zaragoza)	Travel Agency	• Mapfre Asistencia	2.244	20,0000	155	1.345	313	–	(B) (F)		
REAL ESTATE												
MAPFRE Inmuebles, S.A.	Prieto Ureña,6 (Madrid)	Real Estate Company	• Corporación MAPFRE	30.465	99,9132	16.240	24.998	3.539	(1.621)	(B)	E.Y.	C
Desarrollos Urbanos Cic., S.A.	Prieto Ureña, 6 (Madrid)	Real Estate Services	• MAPFRE Inmuebles • Corporación MAPFRE	510 –	99,9216 0,0784	383	77	2	–	(B)	E.Y.	L
Servicios Inmobiliarios MAPFRE, S.A.	Prieto Ureña,6 (Madrid)	Real Estate	• MAPFRE Inmuebles • Desarr. Urbanos, CIC	300 –	99,9000 0,1000	300	3	7	–	(B)	E.Y.	L

Figures in EUR 000s.

Name	Address	Activity	Holding			Figures Year-end 31-12-2002				Method or Procedure	Audit	
			Holder	Amount (*)	%	Capital	Reserves	Result	Int. Divid.		Firm	Review.
REAL ESTATE (continued)												
Inmobiliaria Bravo Ureña, S.L.	Juan Bravo, 3 (Madrid)	Real Estate	• MAPFRE Inmuebles	601	50,0000	1.202	–	(2)	–	(B)	E.Y.	L
OTHERS												
MAPFRE Soft, S.A.	Ctra. Pozuelo-Majadahonda s/n. (Madrid)	Computer Services	• Corporación MAPFRE	1.873	99,9991	2.161	58	(346)	–	(B)	E.Y.	C
MAPFRE Soft América, S.A.	18 de Julio, 841 Montevideo (Uruguay)	Computer Services	• Corporación MAPFRE	–	55,0000	2.170	(2.379)	–	–	(B)	E.Y.	C
Progress Assicurazion. S.p.A.	Villa de Gregorio Piazza Alberico Gentili, 3 Palermo (Italy)	Insurance	• Corporación MAPFRE	5.019	48,9731	8.931	992	1.705	–	(D)	–	–
MAPFRE Asian Insurance Corporation	Rada St. Comer de la Rosa Sta. Manila (Philippines)	Insurance	• Corporación MAPFRE	4.190	53,2300	8.667	(890)	105	–	(A)	E.Y.	C
Detectar D.T. Transf. e Admon. De Riscos	Avda. MªCoelho Aguiar, 215 Sau Paulo (Brazil)	Risk Administration	• Corporación MAPFRE	6.540	100,0000	13.998	(8.519)	375	–	(A)	E.Y.	C
Fancy Investment, S.A..	Avda. 18 de Julio, 841 Montevideo (Uruguay)	Financial Company	• Corporación MAPFRE	–	100.0000	9.320	(7.778)	(4.241)	–	(A)	–	–
Caja Madrid Bolsa, Sociedad de Valores y Bolsa	Calle Serrano, 39 (Madrid)	Broker-Dealer Firm	• Corporación MAPFRE	8.199	30,0000	24.762	2.768	1.933	(1.572)	(D)	D.T.	C
Gesmadrid, Sociedad Gestora de Instituciones de Inversión Colectiva	Pº de la Castellana, 189, 6ª planta (Madrid)	Investment Company	• Corporación MAPFRE	11.870	30,0000	26.187	10.954	10.869	(10.492)	(D)	D.T.	C
Caja Madrid Pensiones, S.A. Entidad Gestora de Fondos de Pensiones	Pº de la Castellana, 189 (Madrid)	Pension Fund Manager	• Corporación MAPFRE	7.645	30,0000	21.280	3.755	2.710	(2.217)	(D)	D.T.	C
Middlesea Insurance, P.L.C.	Floriana JTL, 16 (Malta)	Insurance	• Corporación MAPFRE	3.281	5,4855	15.126	31.821	–	(569)	(D) (F)	–	–
MAPFRE Internet. S.A.	Crta. Pozuelo a Majadahonda, 52 Majadahonda (Madrid)	Computer Services	• MAPFRE Caja Madrid Holding • Corporación MAPFRE	2.881 1.006	35,0000 5,0000	30.000	7	(816)		(D)	E.Y.	L
MAPFRE AMERICA												
MAPFRE América, S.A.	Ctra.Pozuelo a Majadahonda, 52 (Madrid)	Holding	• Corporación MAPFRE	454.334	84,9169	403.977	83.019	(83.589)	–	(A)	E.Y.	C
ARGENTINA												
MAPFRE Argentina, S.A.	Lavalle, 348 B. Aires (Argentina)	Holding	• MAPFRE América	21.461	100,0000	60.600	(25.572)	(7.482)	–	(A)	E.Y.	C
MAPFRE Aconcagua Cía. De Seguros, S.A.	Lavalle, 348 B. Aires (Argentina)	Insurance	• MAPFRE Argentina	19.547	99,9979	18.849	5.034	(4.336)	–	(A)	E.Y.	C
Aconcagua Seguros de Retiro, S.A.	Lavalle, 348 B. Aires (Argentina)	Insurance	• MAPFRE Argentina • Aconcagua Cía de Seg.	1 3	23,5688 76,4312	8	(7)		–	(A)	E.Y.	C
Surassur, S.A.	Lavalle, 348 B. Aires (Argentina)	Insurance Brokerage	• MAPFRE Argentina	–	100,0000	100	9	(109)	–	(A)	E.Y.	C
Cesvi Argentina, S.A.	Calle 9 y 17. Parque Ind. Pilar- Buenos Aires (Argentina)	Scientific & Technical Researchy	• Aconcagua Cía. de Seg. • MAPFRE Argentina	340	6,5595 4,3730	1.503	2.168	(620)	–	(B)	E.Y.	C
MAPFRE Aconcagua A.R.T.	Lavalle 348. Buenos Aries (Argentina)	Work Accident Insurance	• MAPFRE Argentina • Aconcagua Cía. de Seg.	6.907 51	99,2696 0,7304	2.996	4.440	(479)	–	(A)	E.Y.	C
MAPFRE Aconcagua Vida	Lavalle 348. Buenos Aries (Argentina)	Life Insurance	• MAPFRE Argentina	23	20,0000	3.422	1.179	(4.486)	–	(B)	E.Y.	C
BRAZIL												
Vera Cruz Seguradora, S.A.	Av. Maria Coelho Aguiar, 215 Sao Paulo (Brazil)	Insurance	• MAPFRE Do Brasil • MAPFRE América	14.522 26.943	35,1373 64,8627	65.794	(47.291)	3.525	–	(A)	E.Y.	C
Seguradora Roma,S.A.	Avda. 9 de Julio, 4017 Sao Paulo (Brazil)	Insurance	• Vera Cruz Seguradora	2.250	46,0300	5.290	240	–	–	(D)	–	–
MAPFRE do Brasil Consultoría e Servicios Ltda.	Rua Sao Caros do Pinhal Sao Paulo (Brazil)	Advisory Services	• Corporación MAPFRE • MAPFRE América	55 28.630	0,5143 99,4857	29.684	(3.288)	5	–	(A)	E.Y.	C
Vera Cruz Consultoria Técnica e Administracao de Fundos S/C. Ltda.	Av. Maria Coelho Aguiar, 215 Sao Paulo (Brazil)	Pension Fund Management	• Vera Cruz Seguradora • Vera Cruz Vida Previd.	– –	90,0000 2,0000	–	–	–	–	(B)	E.Y.	C
Vera Cruz Vida e Previdencia, S.A.	Av. Maria Coelho Aguiar, 215 Sao Paulo (Brazil)	Insurance	• Vera Cruz Seguradora • Fancy	3.448 –	20,0000 25,0000	21.354	(3.816)	–	–	(D)	E.Y.	C
Santacatarina Seguros e Previdencia, S.A.	Rua Padre Mighelinho, 80 Florianapolis (Brazil)	Insurance	• Vera Cruz Seguradora	146	13,3125	664	394	–	–	(D)	–	–
Cesvi Brasil, S.A. Centro de Experimento e Seguranza Viaria	Rua Amador Aguiar. 700 City Empresarial Saon Paulo (Brazil)	Scientific and Technical Research	• Vera Cruz Seguradora	182	9,5000	1.969	58	(1.229)	–	(D)	E.Y.	C
CHILE												
MAPFRE Chile Seguros, S.A.	Avda. Apocuinco, 4499 Santiago de Chile (Chile)	Holding	• MAPFRE América • Inversiones Chile	23.349 –	99,9937 0,0042	24.211	5.114	(295)	–	(A)	E.Y.	C
Euroamérica Asesorías Generales S.A.	Teatinos 280. piso 4 Santiago de Chile (Chile)	Investment Company	• MAPFRE Chile Seg.	5.872	100,0000	6.002	(572)	442	–	(A)	E.Y.	C
MAPFRE Compañía de Seguros Generales de Chile, S.A.	Teatinos 280. piso 4 Santiago de Chile (Chile)	Insurance	• MAPFRE Chile Seg. • Euroamérica Asesorías	8.487 5.861	59,1500 40,8500	15.106	(1.999)	1.233	–	(A)	E.Y.	C
COLOMBIA												
MAPFRE Seguros Generales de Colombia S.A.	Carrera, 7. nº 74-36 Santa Fe de Bogota (Colombia)	Insurance	• MAPFRE América • Apoint	17.667 399	94,2294 5,7623	34.025	(18.660)	1.264	–	(A)	E.Y.	C
Credimapfre	Carrera, 7, nº 74-36 Santa Fe de Bogota (Colombia)	Real Estate & Financial	• Gestimap • MAPFRE S.G. de Colombia	– 2.207	5,0833 94,9144	1.689	695	49	–	(A)	E.Y.	C

Figures in EUR 000s.

Denominación	Domicilio	Actividad	Participación			Datos al cierre de Ejer. 31.12.2002				Método o proced.	Auditoría	
			Titular	Importe	%	Capital	Reservas	Resultados	Div. a Cta.		Firma	Rev.
COLOMBIA (continued)												
Gestimap, S.A.	Carrera, 7, nº 74-36 Santa Fe de Bogota (Colombia)	Information on Spare Parts	• MAPFRE S.G. de Colombia • Credimapfre	274 22	92,5888 7,4112	195	3	(4)	–	(B)	M.L.	C
Automotores Capital LTDA	Carrera 7, nº 74-36 Santa Fe de Bogota (Colombia)	Repair, Purchase & Sale of Vehicles	• Credimapfre	23	100,0000	1	2	–	–	(B)	–	C
Cesvi Colombia	Avda. Bogotá-Medellín, km 18 Santa Fe de Bogotá (Colombia)	Scientific & Technical Research	• MAPFRE S.G. de Colombia	96	3,7144	2.029	1.312	161	–	(D)	E.Y.	C
UNITED STATES												
MAPFRE Corporation of Florida	6101 Blue Lagoon, Drive Suite, 200 Miami (E.E.U.U)	Holding	• MAPFRE USA Corp.	2.741	100,0000	194	1.646	901	–	(A)	E.Y.	C
MAPFRE Insurance Company of America, Inc.	6101 Blue Lagoon, Drive Suite,200 Miami (E.E.U.U)	Insurance	• MAPFRE Corporation of Florida	3.344	100,0000	960	2.225	159	–	(A)	E.Y.	C
Amstar Insurance Company	6101 Blue Lagoon, Drive Suite,200 Miami (E.E.U.U)	Insurance	• MAPFRE Corporation of Florida	5.748	100,0000	960	7.758	(2.970)	–	(A)	E.Y.	C
Amstar Management Company	6101 Blue Lagoon, Drive Suite,200 Miami (E.E.U.U)	Services	• MAPFRE Corporation of Florida	34	100,0000	24	16	(6)	–	(A)	E.Y.	C
Map Holding	6101 Blue Lagoon, Drive Suite,200 Miami (E.E.U.U)	Financial	• MAPFRE Corporation of Florida	341	100,0000	524	(529)	346	–	(A)	E.Y.	C
M & F Premium Finance	6101 Blue Lagoon, Drive Suite,200 Miami (E.E.U.U)	Financial	• MAP Holding	57	100,0000	10	181	(134)	–	(A)	E.Y.	C
MAPFRE Insurance Company of Florida	6101 Blue Lagoon, Drive Suite,200 Miami (E.E.U.U)	Services	• MAPFRE Corporation of Florida	6.424	100,0000	960	5.171	293	–	(A) (F)	E.Y.	C
MEXICO												
MAPFRE Tepeyac, S.A.	Av. Magnocentro 5 Col. C. San Fernando Hixquilucan (Mexico)	Insurance	• MAPFRE América • Grupo Corporativo LML	21.194 57.343	55,6602 44,3398	18.600	71.773	14.349	–	(A)	E.Y.	C
Grupo Corporativo LML	Humboldt, 56 Mexico D.F. (Mexico)	Holding	• MAPFRE América	76.097	100,0000	63.376	(5.039)	20	–	(A) (F)	–	–
Afore Tepeyac, S.A.	Humboldt, 56 Mexico D.F. (Mexico)	Pension Fund Management	• Seguros tepeyac	5.022	16,0022	43.120	(30.865)	797	–	(B)	E.Y.	C
Editorial Diana, S.A. de C.V.	Roberto Gayol 1291 del Valle Mexico D.F. (Mexico)	Publishing Company	• Seguros Tepeyac	1.810	20,1552	31.020	(22.867)	827	–	(D)	E.Y.	C
Unidad Móvil de Diagnóstico, S.A.	Av.Magnocentro 5 Col.C.San Fernando Hixquilucan (Mexico)	Medical Services	• Seguros Tepeyac	68	99,9982	264	(215)	18	–	(B)	E.Y.	C
Asset Defensa Legal Mexicana, S.A. de C.V.	M.M. de Llano 140 MTY Nuevo León (Mexico)	Legal Counsel	• Seguros Tepeyac	108	78,8145	305	(154)	(14)	–	(B)	E.Y.	C
Siefore Tepeyac, S.A.	Humboldt, 56 Mexico D.F. 06040 (Mexico)	Investment Fund Management	• Afore Tepeyac • Seguros Tepeyac	298.518 3.015	99,0000 1,0000	273.665	32.274	27.869	–	(B)	E.Y.	C
Cesvi Mexico	Calle 1 Sur nº 101 Parque Ind.Toluca 2000 02-24 Toluca (Mexico)	Technical Research	• Seguros Tepeyac	239	8,1400	3.431	214	8	–	(D)	E.Y.	C
Tepeyac Asesores	Av.Magnocentro 5 Col.C.San Fernando Hixquilucan (Mexico)	Insurance Services	• Seguros Tepeyac	15	16,0000	103	2	1	–	(B)	E.Y.	C
PARAGUAY												
MAPFRE Paraguay Cía de Seguros, S.A.	Av.Mariscal López, 910 Asunción (Paraguay)	Insurance	• MAPFRE América	1.582	81,2200	717	937	171	–	(A)	E.Y.	C
PERU												
MAPFRE Perú, Cía. de Seguros y Reaseguros	Av.Veintiocho de Julio, 873 Miraflores- Lima 18 (Perú)	Insurance and Reinsurance	• MAPFRE América	4.656	80,8432	15.835	(3.146)	(6.704)	–	(A)	E.Y.	C
Terrenos y Locales, S.A.	Av.Veintiocho de Julio, 873 Miraflores- Lima 18 (Perú)	Real Estate	• MAPFRE Perú	1.309	66,6200	1.965	(30)	(600)	–	(A)	E.Y.	C
PUERTO RICO												
MAPFRE USA Corp.	Avda.Chardón C.González Hato RE.Y. - San Juan (Puerto Rico)	Insurance	• MAPFRE América	93.734	100,0000	6.236	151.504	427	–	(A)	E.Y.	C
Puerto Rican American Insurance Company	Avda.Chardón C.González Hato RE.Y. – San Juan (Puerto Rico)	Insurance	• MAPFRE USA Corp.	112.704	100,0000	4.798	98.149	9.757	–	(A)	E.Y.	C
Preferred Risk Insurance Company	Avda.Chardón C.González Hato RE.Y. – San Juan (Puerto Rico)	Insurance	• Puerto Rican American Ins.	22.118	100,0000	960	19.820	1.338	–	(A)	E.Y.	C
Pan American Insurance Company	Avda.Chardón C.González Hato RE.Y. – San Juan (Puerto Rico)	Insurance	• MAPFRE USA Corp.	26.776	100,0000	1.055	22.057	3.664	–	(A)	E.Y.	C
Puerto Rican Insurance Agency Inc.	Avda.Chardón C.González Hato RE.Y. – San Juan (Puerto Rico)	Insurance Brokerage	• MAPFRE USA Corp.	197	100,0000	2	298	(103)	–	(A)	E.Y.	C
Pan American Finance Corporation	Avda.Chardón C.González Hato RE.Y. – San Juan (Puerto Rico)	Financial	• MAPFRE USA Corp • Pan American Ins.Co.	498 641	37,2208 62,7792	78	1.885	(624)	–	(A)	E.Y.	C
Puerto Rican American Life Insurance Company	Avda.Chardón C.González Hato RE.Y. – San Juan (Puerto Rico)	Insurance	• MAPFRE USA Corp	323	15,0000	187	1.737	226	–	(D)	E.Y.	C

Figures in EUR 000s.

Denominación	Domicilio	Actividad	Participación			Datos al cierre de Ejer. 31.12.2002				Método o proced.	Auditoría	
			Titular	Importe	%	Capital	Reservas	Resultados	Div. a Cta.		Firma	Rev.
PUERTO RICO (continued)												
Puerto Rican American Life Financial Services Co.	Avda.Chardón C.González Hato RE.Y. – San Juan (Puerto Rico)	Financial Services	• Puerto Rican American • Life Insurance	–	100.0000	–	–	–	–	(B) (F)		
URUGUAY												
MAPFRE Uruguay, S.A.	Bulevar Artigas, 459 Montevideo (Uruguay)	Insurance	• MAPFRE América	3.315	100,0000	4.502	670	(1.857)	–	(A)	E.Y.	C
Apoint. S.A.	Av.Gral.Flores 2422 Montevideo (Uruguay)	Financial Services	• MAPFRE América	5.305	100,0000	8.238	(3.105)	172	–	(A)	–	–
VENEZUELA												
Seguros La Seguridad, S.A.	Calle 3ª Parcela 9 Edif. Seg. La Seguridad Caracas (Venezuela)	Insurance and Reinsurance	• MAPFRE América	56.759	99,5159	25.335	38.990	22.139	–	(A)	E.Y.	C
Cefoproseg C.A.	Calle 3ª Parcela 9 Edif. Seg. La Seguridad Caracas (Venezuela)	Education	• Seguros La Seguridad	–	100,0000	–	8		–	(B)	E.Y.	C
Inversora Seguridad C.A.	Calle 3ª Parcela 9 Edif. Seg. La Seguridad Caracas (Venezuela)	Policy Funding	• Seguros La Seguridad	21.860	100,0000	15.222	788	(5.850)	–	(A)	E.Y.	C
Corporación SLS 024 C.A.	Calle 3ª Parcela 9 Edif. Seg. La Seguridad Caracas (Venezuela)	Sale of cemetery plots	• Seguros La Seguridad	2.738	100,0000	2.738	–	–	–	(A)	E.Y.	L
Inmobiliaria 96 C.A.	Calle 3ª Parcela 9 Edif. Seg. La Seguridad Caracas (Venezuela)	Real Estate	• Seguros La Seguridad	10	100.0000	10				(A)	E.Y.	L
EL SALVADOR												
La Centroamericana, S.A.	Alameda Roosevelt, 31-07 San Salvador (El Salvador)	Insurance	• MAPFRE América	11.099	71,4818	9.153	2.830	1.347	–	(A)	P.W.C.	C
Inmobiliaria Americana, S.A.	Alameda Roosevelt, 31-07 San Salvador (El Salvador)	Real Estate	• MAPFRE América	4.337	71,4007	6.196	(101)	6	–	(A)	P.W.C.	C
SPAIN												
Inversiones Peruanas	General Perón, 40 (Madrid)	Holding	• MAPFRE América	2.007	16,3174	17.379	(2.803)	(2.277)	–	(D)	E.Y.	L

Figures in EUR 000s.

(*) Net values after deduction of pending payments and provisions for depreciation of investments.

CONSOLIDATION METHOD OR PROCEDURE
(A) Controlled companies fully consolidated
(B) Controlled companies consolidated by the equity method
(C) Controlled companies excluded from consolidation
(D) Affiliates and investee companies recorded by the equity method
(E) Affiliates and investee companies excluded from consolidation
(F) Companies consolidated this year for the first time

AUDITORS
E.Y. Ernst & Young
D.T. Deloitte & Touche
K.P.M.G. K.P.M.G. Peat Marwick
MENJ R.Menjou
P.W.C. Pricewaterhouse Coopers.
M.L. Monchou Ltda.

AUDIT REVIEW
"L" Limited
"C" Full
"–" No review carried out

Summarised Consolidated Balance Sheet and Profit and Loss Account of MAPFRE Inversion, Sociedad de Valores, S.A. as at 31 December 2002 (Appendix 2)

BALANCE SHEET	
ASSETS	EUR 000s
Fixed assets	*1,553*
Trading portfolio	*709,068*
Financial intermediaries	*21,086*
Other assets	*7,845*
TOTAL ASSETS	739,552
LIABILITIES	
Shareholders equity	*70,761*
Reserves in fully consolidated companies	*10,521*
Negative consolidation difference	*1,166*
Year results attributable to the group	*15,271*
Interim dividend paid	*-7,975*
Debts	*627,072*
Other liabilities	*22,736*
TOTAL LIABILITIES	739,552

PROFIT AND LOSS ACCOUNT	
INCOME	
Brokerage and markets	*3,965*
Management expenses	*34,136*
ORDINARY MARGIN	*38,101*
Operating expenses	*13,318*
OPERATING MARGIN	*24,783*
Other results	*304*
PRE-TAX RESULT	*25,087*
AFTER TAX RESULT	*15,271*



■ **Assurance & Advisory Business Services (AABS)**
Torre Picasso
Plaza Pablo Ruiz Picasso, 1
28020 Madrid

■ Tel.: 91 572 72 00
Fax: 91 572 72 70
www.ey.com

AUDIT REPORT ON THE CONSOLIDATED ANNUAL ACCOUNTS
"Translation of a report and financial statement originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails" (see Note 16)

To the shareholders of
CORPORACION MAPFRE, S.A.

1. We have audited the consolidated annual accounts of CORPORACION MAPFRE, S.A. and its subsidiaries (Note 2), which consist of the consolidated balance sheet at December 31, 2002, the consolidated profit and loss account and the consolidated notes thereto for the year then ended, the preparation of which is the responsibility of the Company's directors. Our responsibility is to express an opinion on the aforementioned consolidated annual accounts taken as a whole, based upon work performed in accordance with auditing standards generally accepted in Spain, which require the examination, through the performance of selective tests, of the evidence supporting the consolidated annual accounts, and the evaluation of their presentation, of the accounting principles applied, and of the estimates made.

2. In compliance with Spanish mercantile law, for comparative purposes the Company's directors have included for each of the captions presented in the consolidated balance sheet, the consolidated profit and loss account, the consolidated statement of technical reserve cover and the statement of consolidated solvency margin in addition to the figures of 2002, those of 2001. Our opinion refers only to the consolidated annual accounts for 2002. On March 22, 2002, we issued our audit report on the 2001 consolidated annual accounts, in which we expressed an unqualified opinion.

3. As explained in Note 10, the information relating to "Technical income and expenses by lines" and "Technical results per year of occurrence" for non life business of the consolidated Group is not reflected, due to the various circumstances described in said note. The Corporation has obtained express authorization for this omission by the Directorate General for Insurance and Pension Funds on March 10, 2003.

4. The Corporation and some of its subsidiaries have performed significant transactions with other MAPFRE SYSTEM companies. Information about these transactions is given in Notes 6.17 and 6.18.

■ **Ernst & Young, S.L.**
Domicilio Social: Plaza Pablo Ruiz Picasso, 1. 28020 Madrid.
Inscrita en el Registro Mercantil de Madrid al Tomo 12749,
Libro 0, Folio 215, Sección 8.ª, Hoja M-23123, inscripción 116.
C.I.F. B 78970506

5. In our opinion, the accompanying 2002 consolidated annual accounts give a true and fair view, in all material respects, of the net equity and financial position of CORPORACION MAPFRE, S.A. and its subsidiaries (Note 2) at December 31, 2002, and the results of their operations for the year then ended, and contain the required information necessary for their adequate interpretation and comprehension in conformity with accounting principles and criteria generally accepted in Spain, applied on a basis consistent with those of the preceding year.

6. The accompanying consolidated management report for the year ended December 31, 2002 contains such explanations as the Directors consider appropriate concerning the situation of CORPORACION MAPFRE, S.A. and its subsidiaries, the evolution of their business and other matters, and is not an integral part of the consolidated annual accounts. We have checked that the accounting information included in the report mentioned above agrees with the consolidated annual accounts for the year ended December 31, 2002. Our work as auditors is limited to verifying the consolidated management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the accounting records of the Corporation and its subsidiaries.

ERNST & YOUNG

Fernando Pindado Cardona

Madrid, March 13, 2003

Un-Consolidated Balance Sheet and Profit and Loss Account

BALANCE SHEET

ASSETS	2002	2001
Fixed assets	857,614	831,162
Intangible fixed assets	1,236	976
Tangible fixed assets	10,722	10,946
Financial fixed assets	845,656	819,240
Deferred expenses	981	1,040
Liquid assets	53,260	160,031
Debts	13,233	4,934
Temporary financial investments	34,608	149,851
Cash	5,393	5,191
Accruals	26	55
TOTAL ASSETS	911,855	992,233

LIABILITIES	2002	2001
Shareholders' equity	613,975	670,778
Deferred income	566	1,778
Provisions for risks and expenses	6,604	4,129
Long-term debts	276,206	276,206
Short-term debts	14,504	39,342
TOTAL LIABILITIES	911,855	992,233

PROFIT AND LOSS ACCOUNT

	2002	2001
Revenues	2,381	2,021
Expenses	-9,702	-9,340
Financial Result	50,346	40,716
Profits on ordinary activities	43,025	33,397
Extraordinary Result	-82,173	1,696
Result before taxes	-39,148	35,093
Tax	17,341	9,499
Result after taxes	-21,807	44,592

Figures in EUR 000 s.

SISTEMA MAPFRE Presence

Spanish Presence

Insurance Network: 2,637



64
40
132
191
55
18
191
77
392
167
99
306
41
212
59
475
2
113
3

Situation at 31-XII-2002

International Presense



Moscow
Galway
London
Brussels
Frankfurt
Luxembourg
Paris
Budapest
Milan
Oporto
Lisbon
Rome
Istambul
Athens
Tunis



Toronto
New Jersey
Florida
Mexico
Dominican Republic
Guatemala
Honduras
Puerto Rico
El Salvador
Nicaragua
Costa Rica
Venezuela
Panama
Colombia
Ecuador
Brazil
Peru
Bolivia
Paraguay
Chile
Uruguay
Argentina
Philippines
Bahrain
Direct Insurance.
Reinsurance.
Assistance.



This publication contains the Consolidated Directors' Report and Consolidated Annual Accounts and Audit Report of CORPORATION MAPFRE, Compañía Internacional de Reaseguros, S. A., as well as other additional information.The Un-Consolidated Directors' Report and Annual Accounts and their corresponding Audit Reports area available to the share-holders and other interested parties.


CORPORACION MAPFRE

web: www.mapfre.com